Exhibit 99.3

Catalyst

annual report 2008

decisive action in changing times

Catalyst annual report 2008 decisive action in changing times

2008 saw a speed of change and scope of challenges rarely before encountered
Company profile
Catalyst Paper manufactures diverse specialty printing papers, newsprint and pulp, and is headquartered in Richmond, British Columbia, Canada. Its customers include retailers, publishers, commercial printers and paper manufacturers in North America, Latin America, the Pacific Rim and Europe. With six mills strategically situated in British Columbia and Arizona, Catalyst has a combined annual capacity of 2.5 million tonnes.
Contents

3	Highlights
5	President’s message
6	Management’s discussion and analysis
65	Consolidated financial statements
110	Supplementary information
115	Corporate information
For more information on Catalyst’s products, mills and governance visit www.catalystpaper.com/aboutus well positioned to serve pacific rim markets
from its long-standing British Columbia base, Catalyst extended its manufacturing platform into the United States

Operational highlights

Bringing a relentless focus on efficiency to the business, each of our manufacturing operations – old and new – took significant steps in 2008 to keep pace with change and improve performance. Highlighted here is just one achievement at each mill from the many that collectively supported Catalyst's efforts to maintain a leading position within diverse paper markets.

Crofton, BC
Crofton is Catalyst’s largest operation by production volume and fibre consumption, and its only integrated pulp and paper facility. Since it uses de-inked pulp from the Paper Recycling Division, and supplies kraft pulp to other BC paper mills, operational alignment with these divisions is important. Crofton continued to optimize fibre use in 2008, despite constrained supplies. It did so in part based on a detailed understanding of the unique properties of specific tree species, which it leveraged in the development and production of specialty pulp grades.
Elk Falls, BC
Elk Falls mill posted excellent performance results during 2008. The mill set productivity records in its kraft operations in the early part of the year, while its E5 paper machine had its best year in more than a decade on both productivity and efficiency. This reflects the dedication and professionalism of Elk Falls employees, who achieved and maintained such performance at a time of particularly sweeping change. The November closure of the pulp and white top linerboard operations — a result of the unavailability of sawdust fibre supply — represented a nearly 40 per cent reduction in its total production capacity, and the mill’s employee population was reduced by roughly half during the year.
Paper Recycling Facility (Coquitlam, BC)
Paper Recycling facility has a strong track record in maximizing the value achieved from limited supplies of recovered paper, and of minimizing energy and raw materials use. It moved the bar further in 2008 by identifying various process bypasses which, when accompanied by operational adjustments, could be implemented without hurting pulp quality. The end result was both an increase in the operation’s yield from recovered paper supplies, and a reduction in energy consumption. The facility’s expertise in these areas is now being extended to the Snowflake recycled newsprint mill as part of Catalyst’s ongoing sharing of best practices.
Port Alberni, BC
Port Alberni mill returned to a two-machine operation in 2008 with the re-start of its curtailed A4 paper machine. An innovative combination of measures on the part of the company, union locals and municipal government made this possible. A new labour agreement included early retirement and severance provisions and a new five-shift structure with earned time off built-in is key to achieving the $80 per tonne labour-cost target. With this agreement and municipal tax relief in hand, Catalyst approved a $12 million capital expenditure on thermo-mechanical pulping capacity which will further improve Port Alberni’s cost structure.

from its strategic position in Western North America, Catalyst serves discerning customers the world over

2008 total geographic sales distribution (% tonnes)

1 United States 56%
2 Asia and Australasia 17%
3 Canada 12%
4 Latin America 9%
5 Europe and Other 6%

regional strengths support a global strategy

Powell River, BC
Powell River mill registered good safety performance during 2008, with improvements in medical incidents, lost-time injuries and severity. The company-wide rollout of a tiered audit process developed at this mill was completed during 2008, and is seen as a key to broader improvement going forward. Powell River combined strong safety performance and machine efficiency with expanded grade flexibility. Efforts continued to transition the P11 paper machine from newsprint to uncoated production and successful trials with respect to uncoated flexibility on P9 paper machine were completed.
Snowflake, AZ
The Snowflake newsprint mill adopted more rigorous quality-control procedures during 2008, in response to market-demand and changes in its customer base that resulted in more carefully scrutinized product runs. Existing defect-monitoring processes and standards were applied more aggressively in order to address visual and technical imperfections that are more prevalent in recycled products. Installation of new defect-detection equipment on the mill’s S3 paper machine, the capital spending for which was approved in 2008, is expected to result in significant further quality improvements.

Catalyst’s strategy remained decisive and disciplined — we seized new opportunities and focused unwaveringly on cost and production efficiencies

2     2008 ANNUAL REPORT

Operating earnings (In millions)

10
0
-160
04 05 06 07 08
(31.3) (25.1) 3.9 (149.4) (157.4)

EBITDA and EBITDA before specific items (In millions)

220
120
20
04 05 06 07 08
152.8 155.2 211.0 27.0 159.4
EBITDA
EBITDA before specific items

Sales (In millions)

1,900
1,800
1,700
04 05 06 07 08
1,878.2 1,823.9 1,882.5 1,714.6 1,849.4

Production capacity (% tonnes)

1 Speciality Printing Papers 46%
2 Newsprint 38%
3 Pulp 16%

Net earnings (In millions)

-10
-120
-230
04 05 06 07 08
(28.6) (25.6) (15.9) (31.6) (221.1)

2008 ANNUAL REPORT     3
Three-year trends on key performance metrics are noted below. Financial results are elaborated on in this report, while readers with an interest in more details regarding Catalyst’s social and environmental performance will find the Company’s annual sustainability report at www.catalystpaper.com.
Highlights

Financials
(In millions of dollars, except where otherwise stated)	2008	2007	2006

Sales	$1,849.4	$1,714.6	$1,882.5
EBITDA [1]	159.4	27.0	211.0
EBITDA before specific items [1]	189.5	116.7	211.0
Operating earnings (loss)	(157.4)	(149.4)	3.9
Net earnings (loss)	(221.1)	(31.6)	(15.9)
Net earnings (loss) before specific items [1]	(28.0)	(89.3)	(25.0)
Cash flows provided (used) by operations	75.7	(2.7)	127.2
Total debt [2]	958.7	785.8	860.5
Total assets	2,423.4	2,457.1	2,641.3
Capital expenditures	41.9	85.8	93.2
Average spot foreign exchange rate US$/C$[3]	0.938	0.930	0.882
Period-end spot foreign exchange rate US$/C$[4]	0.817	1.012	0.858

Operations	2008	2007	2006

Production [5]
Specialty printing papers	1,060	1,055	984
Newsprint	597	473	704
Pulp	503	602	624
Safety
Medical incident rate [6]	4.49	3.70	3.68
Lost-time injury frequency [7]	2.19	2.06	1.51
Number of employees [8]	2,711	3,023	3,655
Greenhouse gas emissions [9,10]	1,039	432	419

1	EBITDA, EBITDA before specific items, and net earnings (loss) before specific items are non-GAAP measures. Refer to section 10, “Non-GAAP measures” for further details.

2	Total debt comprises long-term debt, including current portion.

3	Average spot foreign exchange rate is the average Bank of Canada noon spot rate over the reporting period.

4	Period-end spot foreign exchange rate is the Bank of Canada noon spot rate.

5	Thousands of tonnes.

6	Number of medical incidents per 200,000 hours worked.

7	Number of lost-time injuries per 200,000 hours worked.

8	Figures exclude vacancies.

9	Thousands of tonnes CO2e/year.

10	GHGs excluding Snowflake were 380.

4     2008 ANNUAL REPORT
economic and market conditions enhance the importance of cost reductions and our capacity to achieve further improvement
A major acquisition during 2008 transformed Catalyst’s operational and asset base into a continental one. It also strengthened our position in Western North American markets. Although the economic challenges intensified in the latter quarter of 2008, pricing momentum across products and cost reductions in all parts of our business contributed to improved operating earnings in two of three segments.
A combination of strategic expansion and necessary re-structuring resulted in a net loss in 2008 of $221.1 million ($0.66 per common share) on sales of $1,849.4 million. The increase, over a net loss of $31.6 million ($0.15 per common share) on sales of $1,714.6 million in 2007, was accounted for largely by an after-tax impairment charge of $111.0 million arising from the permanent closure of the Elk Falls sawdust pulp and white top linerboard operations, and an after-tax foreign exchange loss of $69.4 million on the translation of US$ denominated debt. Before this and other specific items, net loss in 2008 was $28.0 million, a significant improvement over a net loss of $89.3 million in 2007.
While our operating losses of $157.4 million in 2008 and $149.4 million in 2007 were comparable, EBITDA improved significantly to $159.4 million from $27.0 million. Our specialty printing papers and newsprint segments showed a turnaround from operating losses in 2007 to operating earnings in 2008 of $27.0 million and $3.6 million respectively. This reflects, in part, favourable pricing conditions for much of the year.
The business climate
Higher energy costs, a related escalation in the price of inputs such as chemicals and distribution, and foreign exchange volatility have been persistent challenges for Catalyst and the broader forest products sector. These factors continued to influence strategies and drive outcomes in 2008 with production curtailment required at all mills as demand weakened. In addition, the ongoing unavailability of sawdust fibre supply led to the permanent closure of the Elk Falls pulp mill and white top linerboard operations in November 2008.
Favourable momentum — as paper prices recovered in the early part of 2008 and pulp prices reached highs not seen since 1995 — was largely derailed by the dramatic collapse of credit markets and the sharp global economic downturn later in the year. Demand and pricing conditions were therefore highly variable, however we were able to leverage machine flexibility to keep pace with customer market dynamics.
Declining levels of advertising late in 2008 had a major impact on coated mechanical demand. Uncoated products were less affected as grade substitution favoured machine-finished grades and largely offset declines in supercalendered demand. At the same time, directory, newsprint and pulp markets experienced an easing up of demand.
Performance improvement
We continued to take steps to strengthen our financial and operating base. We added a sixth production facility and our first outside of Canada with the acquisition of the recycled newsprint mill in Arizona.
The Snowflake mill significantly expands our recycled newsprint capacity. It provides a hedge against currency fluctuation, while strengthening our position relative to key U.S. markets. Acquired in April, Snowflake contributed positively to the year’s results and synergies of US$9.2 million on an annualized run rate were achieved as of year-end.
Of further significance was the successful re-financing, during the year, of our previous operating credit facility that would have matured in 2009. We now have in place a $330 million asset-based loan facility, with acceptable covenants and a five-year term, which provides enhanced liquidity and assurance of stability under current credit conditions.

2008 ANNUAL REPORT     5

President’s message	Richard Garneau President and Chief Executive Officer February 12, 2009
Beyond workforce reductions in British Columbia, we also made significant progress with union locals in work practices that will assist the business in achieving an $80 per tonne labour-cost target. This was a key factor in the re-start of the idled No. 4 paper machine at Port Alberni during 2008 and in the capital upgrade of more cost-efficient thermo-mechanical pulping capacity. At Snowflake, following the Smurfit-Stone Container Corporation closure of its corrugating medium machine, a workforce reduction of more than 100 people was completed to keep the recycled newsprint mill cost competitive.
Our attention to cost management is ongoing and it parallels our determination to improve the performance of each component of our operations.
Outlook for 2009
Economic conditions generally — and market conditions for all three of our product segments — are expected to remain difficult in 2009.
Production curtailments taken in the fourth quarter of 2008 and announced for the first quarter of 2009 have removed approximately 35 per cent of Catalyst’s newsprint capacity, five per cent of its specialty papers capacity and 27 per cent of its market pulp capacity. An additional 30,000 to 35,000 tonnes of curtailment is expected to be necessary in the first quarter to maintain inventory at an appropriate level. Based on current trends in advertising and paper consumption, we expect production curtailment to continue into the second quarter. Decisions on the extent of any further curtailments will be made as required based on market conditions at the time.
This highlights the competitive importance of the cost reductions realized to date, and our ability to achieve further cost-structure improvements. Agreements concluded in late 2008 with unions at Crofton, Elk Falls and Powell River contain commitments to complete plans that assist us in achieving our $80 per tonne labour cost target at each mill. As the company slows production in the face of the worldwide economic recession, further adjustments to fixed costs will be necessary to reflect the lower production level.
In a broader policy context, we are intent on developing more sustainable business conditions in mill operating communities in British Columbia. This hinges on achieving more competitive and equitable property tax rates that reflect the actual cost of services consumed.
And we believe we will continue to be well-served by focusing on key environmental performance indicators including bringing 2008 greenhouse gas emissions at our Canadian operations to 73 per cent below the 1990 level.
We continue to embed good sustainability practices in our product suite, recognizing that marketplace attention to criteria such as carbon footprints has not waned, despite the current economic turmoil. We believe Catalyst is well prepared to deal with regional or continental carbon markets as the rules become clearer.
On the whole, business conditions were very challenging in 2008 and we expect the situation to worsen in 2009. We are nevertheless posting results that have improved — reflecting decisive steps taken to leverage strengths and address weaknesses. We are determined to achieve sustained improvement going forward.

6     2008 ANNUAL REPORT
Management’s Discussion and Analysis
Contents

1. Overview and highlights 8

2. Segmented results — annual 20

3. Segmented results — quarterly 27

4. Financial condition 34

5. Liquidity and capital resources 35

6. Related party transactions 40

7. Contingent liability 40

8. Off-balance sheet arrangements 41

9. Summary of quarterly results 41

10. Non-GAAP measures 42

11. Critical accounting policies and estimates 47

12. Changes in accounting policies 50

13. Impact of accounting pronouncements affecting future periods 51

14. Risks and uncertainties 53

15. Sensitivity analysis 61

16. Outlook 62

17. Disclosure controls and internal control over financial reporting 63

18. Outstanding share data 64

Consolidated Financial Statements 65

2008 ANNUAL REPORT      7
Management’s Discussion and Analysis
The following management discussion and analysis (“MD&A”) of Catalyst Paper Corporation (the “Company”) should be read in conjunction with the consolidated financial statements for the years ended December 31, 2008, 2007, and 2006, and the notes thereto.
Effective January 1, 2008 the Company renamed its specialty paper segment “Specialty Printing Papers” to better reflect the nature of the Company’s specialty printing paper products. The segment financial information has not been impacted.
Throughout this discussion, reference is made to EBITDA, which represents earnings before interest, taxes, depreciation and amortization, impairment, and before other non-operating income and expenses as well as EBITDA before specific items, average delivered cash costs per tonne before specific items, net earnings (loss) before specific items, net earnings (loss) per share before specific items, and free cash flow. Management believes these measures are useful to evaluate the performance of the Company and its business segments. As Canadian Generally Accepted Accounting Principles (“GAAP”) do not define a method of calculating these measures, securities regulations require that non-GAAP measures be clearly defined and qualified, and reconciled with their nearest GAAP measure. The definition, calculation, and reconciliation of these non-GAAP measures is provided in Section 10: “Non-GAAP measures”.
In accordance with industry practice, in this MD&A, the term “tonne” or the symbol “MT” refers to a metric tonne and the term “ton” or the symbol “ST” refers to a short ton, an imperial unit of measurement equal to 0.9072 metric tonnes, and the symbol “Bdt” refers to bone dry tonnes.
In this MD&A, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars, as are the term “dollars” and the symbols “$” and “CDN$”. The term “U.S. dollars” and the symbol “US$” refer to United States dollars.
The information in this report is as at February 12, 2009, which is the date of filing in conjunction with the Company’s press release announcing its results for the fourth quarter and twelve months ended December 31, 2008. Disclosure contained in this document is current to that date, unless otherwise stated.
Cautionary statement regarding forward-looking statements
This MD&A contains forward-looking statements. Forward-looking statements are statements, other than statements of historical fact, that address or discuss activities, events or developments that the Company expects or anticipates may occur in the future, including statements relating to overall economic conditions, future cost savings, capital expenditures, demand for the Company’s products, product prices and advertising levels, production volumes, future cash flows, severance obligations, strength of markets, achievement of synergies, availability of fibre and curtailment of operations. These forward-looking statements can be identified by the use of words such as “anticipate”, “could”, “expect”, “seek”, “may”, “likely”, “intend”, “will”, “believe” and similar expressions or the negative thereof. These forward-looking statements reflect management’s current views and are based on certain assumptions including assumptions as to future economic conditions and courses of action, as well as other factors management believes are appropriate in the circumstances. Such forward-looking statements are subject to risks and uncertainties and no assurance can be given that any of the events anticipated by such statements will occur or, if they do occur, what benefit the Company will derive from them. A number of factors could cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements, including the general economic conditions in the U.S., Canada and internationally, market conditions and demand for the Company’s products, declines in advertising and circulation, the outlook for inventories, production and pricing, the Company’s ability to successfully obtain cost savings from its cost reduction initiatives, expected cash flows, capital expenditures and completion of capital projects, shifts in industry capacity, fluctuations in foreign exchange and interest rates, fluctuations in availability and cost of raw materials or energy, the implementation of environmental legislation requiring capital for operational changes, the Company’s ability to obtain financing and other factors beyond the Company’s control. Additional information concerning these and other factors can be found in Section 14 of this MD&A under the heading “Risks and uncertainties”. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results.
MANAGEMENT’S DISCUSSION AND ANALYSIS

8      2008 ANNUAL REPORT
1. Overview and highlights
Overview of the business
Catalyst is a leading producer of specialty printing papers and newsprint in North America. The Company also produces market pulp and owns Western Canada’s largest paper recycling facility. With five mills, including its paper recycling facility, located within a 160-kilometre radius on the south coast of British Columbia (“B.C.”), and one mill located in Snowflake, Arizona, Catalyst has a combined annual capacity of 2,491,000 tonnes of product. The Company is headquartered in Richmond, B.C.
The Company is the largest producer of specialty printing papers and newsprint in Western North America. Catalyst’s specialty printing papers include lightweight coated, uncoated mechanical papers, and directory paper. The Company is one of the largest producers of directory paper in the world and the only producer of lightweight coated paper in Western North America.
The Company’s products are sold through the Company’s sales and marketing personnel in North America and through distributors and agents in other geographic markets. These products are shipped by a combination of rail, truck and barge for North American customers and by break-bulk and container deep-sea vessels for overseas customers.
The Company’s business is comprised of three business segments: specialty printing papers, newsprint, and pulp. The split of production capacity between the three business segments as of December 31, 2008 is as follows:
Business segments (% tonnes)
Specialty printing papers
The specialty printing papers segment consists of lightweight coated (“LWC”) and uncoated mechanical papers such as soft-calendered (“SC”) and machine-finished (“MF”) (high-brights and super-brights) and directory paper. These specialty printing paper grades can be manufactured on ten1 paper machines in B.C. at Crofton, Elk Falls, Port Alberni and Powell River. The specialty printing papers business segment has a total production capacity of 1,135,000 tonnes.
Specialty printing papers represents the Company’s largest business segment, generating 54% of 2008 consolidated sales revenue. The Company’s specialty printing papers are sold to a diversified customer base consisting of retailers, magazine and catalogue publishers, commercial printers and telephone directory publishers. In 2008, 90% of specialty printing papers sales volume was sold to customers in North America.
Newsprint
Newsprint can be manufactured on seven1 paper machines at Crofton, Elk Falls, Powell River and Snowflake. The Company acquired the Snowflake mill on April 10, 2008. The newsprint business segment has a total annual production capacity of 953,000 tonnes. The Elk Falls No. 1 paper machine (“E1”) has been curtailed since September 2007 and the Company announced in January 2009 that the Crofton No. 1 paper machine (“C1”) will also be curtailed until market conditions improve. The curtailment of these two machines represents the equivalent of 293,000 tonnes of newsprint capacity on an annualized basis.
Newsprint sales generated 25% of 2008 consolidated sales revenue. The newsprint customer base consists primarily of newsprint publishers located in Western and Central North America, Asia and Latin America. In 2008, 70% of newsprint sales volume was sold to customers in North America.

1	The Company has 13 paper machines. The number of machines noted above reflects the ability of the Company’s machines to switch between newsprint and specialty printing papers grades.
MANAGEMENT’S DISCUSSION AND ANALYSIS

2008 ANNUAL REPORT      9
Pulp
The pulp segment consists of Northern Bleached Softwood Kraft (“NBSK”) pulp manufactured at Crofton. The pulp business segment has a total annual production capacity of 403,000 tonnes, of which 343,000 tonnes represents market capacity with the remainder being consumed internally. Prior to November 18, 2008, the pulp segment also included 331,000 tonnes of sawdust pulp and white top linerboard capacity at Elk Falls. The Elk Falls sawdust pulp and white top linerboard operation was permanently closed on November 18, 2008 as a result of unavailability of sawdust fibre.
Pulp and white top linerboard sales generated 21% of 2008 consolidated sales revenue. The pulp customer base is located primarily in Europe and Asia and includes producers of tissue, magazine papers, woodfree printing and writing papers and certain specialty printing papers products. In 2008, 78% of pulp and white top linerboard sales volume was sold to customers in Europe and Asia. The Crofton pulp mill is located on tidewater and has a deep-sea vessel loading facility.
The Company also owns the largest paper recycling facility in Western Canada. Operated in support of the business segments described above, the recycling facility has an annual production capacity of 175,000 air-dried tonnes of de-inked pulp, the majority of which is consumed internally.
The chart below illustrates the Company’s principal paper and pulp products, their applications, and annual 2009 production capacity:
Product profile

Segment	Specialty printing papers				Newsprint	Pulp
Uncoated mechanical
	Soft-	Machine-	Lightweight
Category	calendered	finished	coated	Directory	Newsprint	NBSK pulp

Brand names	Electrasoft Electracal Electraprime	Electrabrite Electrastar	Electracote	Catalyst	Marathon	Crofton Kraft

Basis weight (g/m2)	45 – 52	45 – 66.5	44.4 – 63.6	28 – 40	43 – 48.8	n/a

Applications	retail inserts, magazines, catalogues, flyers, direct mail, directories	retail inserts, magazines, supplements, flyers, direct mail, PR and corporate communication books/manuals	retail inserts, magazines, catalogues, direct mail	telephone books, catalogues	newspapers, retail inserts, flyers, supplements, directories	tissue, printing and writing papers, specialty paper products, containerboard

Total capacity (tonnes)	588,000[1]		231,000	316,000[1]	953,000[1,3]	403,000[2]

% of total capacity		24%	9%	13%	38%	16%

1	Capacities expressed in the above table can vary as the Company is able to switch production between products, particularly newsprint, directory and machine-finished uncoated grades.

2	Total pulp capacity at Crofton is 403,000 tonnes, of which 343,000 is designated as market pulp with the remainder being consumed internally.

3	The Company has indefinitely curtailed E1 and C1, displacing the equivalent of 153,000 tonnes and 140,000 tonnes respectively, of the Company’s annual newsprint production. The capacity and number of machines noted in the table above have not been adjusted to reflect the indefinite curtailment.
MANAGEMENT’S DISCUSSION AND ANALYSIS

10       2008 ANNUAL REPORT
The chart below illustrates the annual 2009 production capacity of the Company’s principal paper and pulp products by mill:
Capacity by mill location and product line

		Specialty printing papers				Newsprint	Pulp
	Number
	of paper	Uncoated	Lightweight
Mill location	machines	mechanical	coated	Directory		Newsprint	NBSK pulp

Crofton, B.C. [3]	3	—	—	210,000		200,000	403,000[2]

Elk Falls, B.C. [3]	3	153,000	—	—		373,000	—

Port Alberni, B.C.	2	—	231,000	106,000		—	—

Powell River, B.C.	3	435,000	—	—		33,000	—

Snowflake, Arizona	2	—	—	—		347,000	—

Total capacity (tonnes)		588,000 [1]	231,000	316,000	[1]	953,000 [1]	403,000

1	Capacities expressed in the above table can vary as the Company is able to switch production between products, particularly newsprint, directory and machine-finished uncoated grades.

2	Total pulp capacity at Crofton is 403,000 tonnes, of which 343,000 is designated as market pulp with the remainder being consumed internally.

3	The Company has indefinitely curtailed E1 and C1, displacing the equivalent of 153,000 tonnes and 140,000 tonnes respectively, of the Company’s annual newsprint production. The capacity and number of machines noted in the table above have not been adjusted to reflect the indefinite curtailment.
Geographic sales distribution
The Company’s products are sold on five continents. At 68% of total sales, North America continues to be the Company’s principal market, and is followed in significance by Asia and Australasia, Latin America, and Europe. The consolidated sales volume distribution for 2008 was as follows:
2008 total geographic sales distribution (% tonnes)
The paper sales volume distribution for 2008 was as follows:
2008 paper geographic sales distribution (% tonnes)
MANAGEMENT’S DISCUSSION AND ANALYSIS

2008 ANNUAL REPORT      11
The pulp sales volume distribution for 2008 was as follows:
2008 pulp geographic sales distribution (% tonnes)
2008 annual overview
General overview
2008 saw improved operating results during the course of the year as prices for the Company’s paper products recovered strongly from their low levels in 2007, and as capacity contracted in most of the paper grades the Company competes in. Improved pricing, the acquisition of Snowflake in April 2008, and a continued focus on cost reduction, particularly through more efficient workforce levels, enabled the Company to more than offset a number of negative factors in the year. The impact of exchange rates, higher costs of distribution, chemicals and fuel (driven by high energy prices), and significant curtailment as a result of both market demand and fibre supply, all represented significant challenges. Despite the positive trend in earnings during 2008, the acceleration of the global economic downturn in the latter part of the year led to a rapid decline in print advertising and significantly weaker demand for the Company’s products, leading to increased curtailment as the year progressed.
Financial performance
The Company recorded a net loss of $221.1 million and a net loss before specific items of $28.0 million in 2008, compared to a net loss of $31.6 million and a net loss before specific items of $89.3 million in 2007. The net loss for 2008 included an after-tax impairment charge of $111.0 million, $101.0 million of which was related to the Company’s sawdust pulp and white top linerboard operation at Elk Falls, and an after-tax foreign exchange loss of $69.4 million on the translation of U.S. dollar denominated long-term debt. EBITDA for 2008 was $159.4 million compared to $27.0 million in 2007. The Company’s 2008 EBITDA included restructuring costs of $30.1 million, compared to restructuring, change of control, and United Steelworkers (“USW”) strike-related costs of $89.7 million in 2007. EBITDA before these specific items was $189.5 million, compared to $116.7 million in 2007.
Snowflake mill acquisition
On April 10, 2008, the Company completed the acquisition of the Snowflake recycled newsprint mill in Arizona for a total cost of $169.8 million, including working capital adjustments and transaction costs. The acquisition was financed through a combination of the net proceeds of an equity rights offering of $121.1 million and a draw on the Company’s credit facility.
The Snowflake mill is a low-cost newsprint operation which provides geographic, fibre and currency diversification. The mill has a total annual production capacity of 347,000 tonnes of newsprint and contributed 215,200 tonnes to the Company’s 2008 newsprint production. The Company generated annualized synergies of US$9.2 million in 2008 through a number of optimization initiatives, including a reduced workforce and improved production efficiencies.
Production curtailment
As a result of reduced demand, the Company took market related curtailment at its paper operations and Crofton long fibre pulp operation during the year in order to adjust production to customer orders and manage inventory to an appropriate level. In addition, the deterioration in the United States housing market and poor lumber market conditions in 2008 resulted in the curtailment or permanent closure of a number of sawmills during the year. This resulted in ongoing fibre shortages particularly for sawdust, and the Company took periodic curtailment throughout the year at its Elk Falls sawdust pulp and white top linerboard operation before its permanent closure in November 2008 due to unavailability of sawdust fibre.
MANAGEMENT’S DISCUSSION AND ANALYSIS

12       2008 ANNUAL REPORT
The following table summarizes pulp and paper production curtailment in 2008:
2008 production curtailment

				Specialty
		White top		printing
(000 tonnes)	Pulp [2]	linerboard[2]	Newsprint[1]	papers	Total

Q1	14.0	8.2	41.6	0.9	64.7
Q2	12.8	4.4	38.3	—	55.5
Q3	16.8	8.0	42.7	2.7	70.2
Q4	46.7	23.8	72.7	27.5	170.7
Total	90.3	44.4	195.3	31.1	361.1

1	Curtailment includes 153,000 tonnes related to E1 which is indefinitely curtailed due to the decline in market demand for newsprint.

2	Includes impact on production due to the closure of the Elk Falls sawdust pulp and white top linerboard operation in November 2008 (39,200 tonnes in Q4 from date of permanent closure to year end).
Permanent closure of the Elk Falls pulp mill
On November 18, 2008, as a result of the ongoing unavailability of sawdust fibre, the Company permanently closed its sawdust pulp and white top linerboard operation at the Elk Falls mill. This resulted in the removal of 200,000 tonnes of annual sawdust pulp and 131,000 tonnes of annual white top linerboard capacity. The Company recorded severance related restructuring costs of $15.1 million and an asset impairment charge of $136.4 million in connection with this closure in 2008. Total severance costs to be incurred as a result of this closure are estimated to be approximately $21 million.
In addition to the impairment charge associated with the closure of the Elk Falls pulp mill, the Company also recorded a $14.6 million asset-impairment charge in 2008 related to certain specific assets at its mills that are no longer in use or where the net realizable value has decreased due to the weak economic environment.
Restructuring
In February 2008, the Company reached new labour agreements at its Port Alberni mill, resulting in significant workforce reductions and related early retirement and severance payments. To further lower the operating costs at the mill, the Company committed to a $12 million capital upgrade on the thermo-mechanical pulp facility to allow the replacement of recycled de-inked pulp with lower cost thermo-mechanical pulp (“TMP”). As a result, the Port Alberni No. 4 paper machine (“A4”) was restarted in May 2008. A4 had been indefinitely idled since September 2007. On an annualized run-rate basis, the restart of A4 represents 134,000 tonnes of newsprint production. The Company recorded $14.6 million in restructuring costs in 2008 related to the early retirement and severance program. Completion of the TMP project is expected in May 2009.
In April 2008, the Company announced the indefinite curtailment of the Elk Falls No. 1 paper machine. E1 had been temporarily curtailed in September 2007 due to lack of fibre as a result of the USW strike. The indefinite curtailment resulted in a reduction of approximately 145 employees at Elk Falls, the majority through layoffs. At the same time, the Company also announced workforce reductions of 82 positions at Crofton as the mill took steps to improve its overall cost structure. Costs associated with these restructuring programs are expected to be approximately $4 million in 2008 and early 2009.
Renewal of collective agreements
In November 2008, the Company reached an agreement on the renewal of the collective agreements with the locals of the Communications, Energy and Paperworkers Union of Canada (“CEP”) at its Crofton, Elk Falls and Powell River mills and with the Pulp, Paper and Woodworkers of Canada (“PPWC”) at its Crofton mill. The agreements have a four-year term, expiring April 30, 2012, and include a commitment to complete plans which will assist the Company in reaching its target of an $80 per tonne labour-cost structure at each of its mills. Refer to Section 1 “Overview and Highlights” for additional details under “Strategy.”
Canadian dollar
The majority of the Company’s sales are denominated in U.S. dollars. Although the Canadian dollar weakened substantially against the U.S. dollar in Q4, 2008, the average spot rate for 2008 was US$0.938 compared to US$0.930 for 2007. The slightly unfavourable movement in the average year-over-year spot rate was amplified by the negative impact of the Company’s hedge positions which led to a higher effective exchange rate as the Canadian dollar saw an unprecedented weakening relative to the U.S. dollar in October and through Q4. Overall the US$/CDN$ exchange rate movements negatively impacted 2008 revenue by $55.4 million and EBITDA by $31.3 million when compared to 2007.
MANAGEMENT’S DISCUSSION AND ANALYSIS

2008 ANNUAL REPORT      13
The chart below illustrates the movement of the US$/CDN$ spot rate over the past six years:
US$/CDN$ average spot rate
(Source: Bank of Canada noon spot rate)
Product demand and pricing
Market conditions for the Company’s products were mixed in 2008. The Company’s paper and pulp products saw significant price increases for much of the year despite weakening demand, due to tight supply particularly early in the year. Demand for both paper and pulp fell significantly in the last few months of the year due to a decline in print advertising and the worldwide economic slowdown.
Coated mechanical demand was down significantly in the last eight months of the year largely due to the decline in print advertising. Grade substitution to lower value alternatives and high mill and consumer inventories further accentuated the decline in coated demand. Nonetheless, tight market supply early in the year allowed the Company to largely implement the two US$60 per ton price increases announced in April and July before prices began to weaken in the fourth quarter. The average 2008 LWC benchmark price was 22.1% higher than in 2007.
Uncoated mechanical demand was down 2.7% in 2008 as increased demand for MF grades partially offset the decline in SC demand. Tight market supply allowed the Company to partially implement US$60 per ton price increases in April and July. The average 2008 soft-calendered A grade (“SC-A”) benchmark price was 15.0% higher than the previous year.
Directory paper demand decreased in 2008 compared to the prior year primarily as a result of page count reductions and reduced directory book distribution. Annual contract prices for 2008 were relatively flat compared to 2007. The average directory benchmark price for 2008 was 1.4% higher than in 2007.
Newsprint demand continued to deteriorate during 2008 due to falling circulation, pagination and ongoing conservation measures by publishers. Although tight market supply allowed the Company to implement nine consecutive monthly price increases of US$20 per tonne starting in January 2008, accelerating demand declines in Q4 caused newsprint prices to begin to soften late in the year. The average 2008 newsprint benchmark price was 18.7% higher than 2007.
Pulp demand was down in 2008 due to decreasing graphic paper demand in the second half of the year in the United States, Europe, and Asia resulting from the slowdown in the global economy. Strong demand early in the year pushed US$ prices to their highest level since 1995 before prices dropped rapidly in the last four months of 2008. The average NBSK benchmark price in 2008 was 5.0% higher than in 2007.
Linerboard markets started the year strong and then weakened in the second half as box shipments fell off, linerboard exports declined and inventories rose. Momentum from the first part of the year was enough to push the 2008 white top linerboard benchmark price up by 7.6% compared to 2007.
Liquidity and capital assets
On August 13, 2008, the Company refinanced its $350 million revolving operating facility, maturing July 2009, with a new $330 million revolving asset based loan facility (“ABL Facility”) maturing August 2013. The ABL Facility was used to refinance the Company’s debt outstanding under the previous operating facility and will provide for ongoing working capital and capital expenditure requirements as well as be available for general corporate purposes. Collateral provided consists of accounts receivable, inventories, and cash of the Company as well as a first charge on the property, plant and equipment of the Snowflake mill. Availability under the ABL Facility is determined by a borrowing base, calculated primarily on balances of eligible accounts receivable and inventory, less certain reserves. Refer to Section 5, “Liquidity and capital resources” for further details.
MANAGEMENT’S DISCUSSION AND ANALYSIS

14       2008 ANNUAL REPORT
At December 31, 2008, the Company had $180.3 million of liquidity available, comprised of $5.0 million in cash and $175.3 million of availability on the ABL Facility. Despite positive cash flow from operations of $75.7 million in 2008, liquidity decreased by $60.5 million compared to the end of 2007. This was primarily due to a significant reduction in the borrowing base in Q4, 2008 as a result of lower accounts receivable and inventory balances following extensive curtailment related to lower market demand, as well as the closure of the Elk Falls pulp mill in November due to unavailability of sawdust fibre. A further factor was the drawdown of $48.7 million in the second quarter to provide financing for the Snowflake acquisition. Refer to Section 5, “Liquidity and capital resources” for further details.
2008 key events
o	Completed the acquisition of the 347,000 tonne Snowflake recycled newsprint mill in April 2008 for a total cost of $169.8 million.

o	Realized additional labour cost savings of approximately $48 million over 2007 due to the full year impact of efficiency initiatives implemented in 2007 and a further reduction in the workforce of 14% in 2008.

o	Reached agreement with the CEP and PPWC on the renewal of the collective agreements for Crofton, Elk Falls, and Powell River that included a commitment to complete plans to achieve an $80 per tonne labour cost target at each mill.

o	Signed new labour agreements at the Port Alberni mill incorporating an $80 per tonne labour structure resulting in a commitment of a $12 million capital upgrade on the TMP facility, a $14 million early retirement and severance program, and the restart of A4 in early May 2008.

o	Announced indefinite curtailment of E1 at Elk Falls in April 2008.

o	Permanently closed the Elk Falls sawdust pulp and white top linerboard operation in November 2008 due to unavailability of sawdust fibre.

o	Refinanced the Company’s $350 million revolving operating facility, maturing July 2009, with a new $330 million ABL Facility maturing August 2013.

o	Received recognition for environmental performance and corporate social responsibility including:
o	Named a Climate Disclosure Leader in the Carbon Disclosure Project, acknowledging superior and financially relevant climate risk transparency.

o	Recognized for energy management and conservation efforts through BC Hydro’s Power Smart Excellence Awards.

o	Continued inclusion in Jantzi Social Index, consisting of 60 Canadian companies that pass a set of broad-based environmental, social and governance screens.

o	Included in Corporate Knights magazine’s list of Best 50 Canadian Corporate Citizens.
Further details with respect to recognition and initiatives related to environmental performance and corporate social responsibility are provided in the Company’s 2008 Sustainability Report, produced concurrently with the Company’s 2008 Annual Report.
o	Received third consecutive award of excellence for financial reporting and corporate reporting in the forest products industry category from the Canadian Institute of Chartered Accountants.
MANAGEMENT’S DISCUSSION AND ANALYSIS

2008 ANNUAL REPORT      15
Selected annual financial information

(In millions of dollars, except where otherwise stated)	2008	2007	2006

Sales	$1,849.4	$1,714.6	$1,882.5
Operating earnings (loss)	(157.4)	(149.4)	3.9
EBITDA [1]	159.4	27.0	211.0
– before specific items [1]	189.5	116.7	211.0
Net earnings (loss)	(221.1)	(31.6)	(15.9)
– before specific items [1]	(28.0)	(89.3)	(25.0)
Total assets	2,423.4	2,457.1	2,641.3
Total long-term liabilities	1,208.2	1,199.1	1,342.2

EBITDA margin [1]	8.6%	1.6%	11.2%
– before specific items [1]	10.2%	6.5%	11.2%
Net earnings (loss) per share (in dollars) — basic and diluted	$(0.66)	$(0.15)	$(0.07)
– before specific items	(0.08)	(0.42)	(0.12)

Sales (000 tonnes)
Specialty printing papers	1,080.8	1,054.8	990.2
Newsprint	601.8	496.3	699.1

Total paper	1,682.6	1,551.1	1,689.3
Pulp	506.9	603.2	626.2

Total sales	2,189.5	2,154.3	2,315.5

Production (000 tonnes)
Specialty printing papers	1,060.1	1,055.4	983.7
Newsprint	596.8	472.8	703.7

Total paper	1,656.9	1,528.2	1,687.4
Pulp	503.4	601.8	624.3

Total production	2,160.3	2,130.0	2,311.7

US$/CDN$ foreign exchange [2]
Average spot rate	0.938	0.930	0.882
Period-end spot rate	0.817	1.012	0.858
Average effective rate	0.947	0.917	0.872

Common shares (millions)
At period end	381.8	214.7	214.6
Weighted average	336.1	214.7	214.6

1	EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, net earnings (loss) before specific items, and net earnings (loss) per share before specific items are non-GAAP measures. EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items, as a percentage of sales and adjusted sales, respectively. Refer to Section 10, “Non-GAAP measures” for further details.

2	Foreign exchange rates:
a)	Average spot rate is the average Bank of Canada noon spot rate over the reporting period.

b)	Period-end spot rate is the Bank of Canada noon spot rate on December 31.

c)	Average effective rate represents a blended rate which takes account of the applicable spot rates, the Company’s revenue hedging program in the period, and translation of U.S. dollar denominated working capital at period opening and closing rates. See Section 9, “Summary of quarterly results” for further details.
MANAGEMENT’S DISCUSSION AND ANALYSIS

16      2008 ANNUAL REPORT
Strategy
The Company’s long-term objective is to achieve higher sustainable earnings and maximize cash flow by focusing on reducing manufacturing costs and optimizing its brands and customer base.
Key performance drivers
The Company believes the following key performance drivers are critical to achieving its strategic goals and creating value for its investors:
Market position
Market position is a significant driver of the Company’s success. As one of the largest producers of specialty printing papers in North America, and the largest producer in Western Canada, market penetration and diversification are important. The Company’s brand names are well recognized in the marketplace and it has built a reputation for reliability, value and service.
Product mix
The Company is focused on optimizing its product mix by developing higher-value grades, which allow it to exploit niche opportunities in the marketplace. In recent years, the Company has introduced new product lines which include Electraprime (an SC-A alternative), Electrastar (a super-bright), Electrabrite Lite (a lightweight high-bright), and Electracote Brite (a higher brightness Electracote grade). In addition, the Company has introduced a high cedar-pulp grade. These newer and more specialized products generally provide higher margins and improved demand prospects than standard commodity grades. The Company also manages fluctuations in demand for its products through its ability to switch production capacity between products, particularly newsprint, directory, and machine-finished uncoated mechanical grades. In addition, market pulp further diversifies the product mix.
Supply chain
Distribution costs have a significant impact on net sales realizations. The Company’s strong and flexible distribution network optimizes all transportation modes available to it, such as truck, rail, and break-bulk and container shipping.
The B.C. mill sites directly ship break-bulk paper and pulp to offshore customers via regularly scheduled vessels. The Company operates a central distribution centre in Surrey, B.C. which receives volumes from its four B.C. manufacturing sites and then ships via rail, truck and container to its customers. This allows the Company to choose the most cost effective transportation mode in conjunction with customer requirements.
The Company leases 980 rail cars to ensure on-time delivery to its rail customers and the Company leases five paper barges which it uses to transport its products to the Surrey distribution centre. Controlling key elements of its supply chain has allowed the Company to achieve a high on-time performance and low damage level.
Cost-competitive manufacturing
The Company’s manufacturing costs are key to being competitive over the long-term particularly with respect to fibre, energy, and labour and the Company is focused on reducing these costs and improving margins. Over the past five years, capital expenditures of approximately $384 million have been made primarily in the interests of shifting production towards higher-margin printing papers, reducing unit production costs, increasing machine productivity, improving product quality, and meeting or exceeding environmental regulations. In addition, significant workforce reductions over the last two years have improved the Company’s cost structure.
Over the last several years, the Company has developed expertise in the production of lightweight papers. Lower basis-weight papers improve the Company’s margins by decreasing fibre, shipping, and storage and handling expenses.
Major industry property taxes in the Company’s four mill operating communities in B.C. are well above other North American jurisdictions. Property tax payments in 2008 in these four municipalities were approximately $23 million. The Company has identified municipal property tax reduction as a priority in 2009.
Production and capacity utilization
The ability to increase production rates and minimize production downtime impacts the Company’s per unit cash costs. Over the last several years, the Company has been focused on improving machine productivity through several initiatives such as implementing an asset reliability program, operator technical training, and reduction of machine dry-end losses.
MANAGEMENT’S DISCUSSION AND ANALYSIS

2008 ANNUAL REPORT      17
Corporate social responsibility
Corporate social responsibility is one of the Company’s core values. The Company judges success in this area in part through the safety and well-being of its employees, the sustainability of the Company’s practices and products with respect to their impact on the environment, and its relationships with operating communities and other stakeholders. A complete description of the Company’s commitments and progress with respect to corporate social responsibility is provided in the Company’s 2008 Sustainability Report, produced concurrently with the Company’s 2008 Annual Report.
Key performance indicators
The Company believes the following key performance indicators provide meaningful measurement of the Company’s progress in achieving its strategic goals and creating value for investors:
Safety
The Company’s first operating priority is the safety of its employees. Key metrics include the medical incident rate (“MIR”), which is the number of incidents requiring medical attention per 200,000 hours worked, and the lost-time injury frequency (“LTI”), which is the number of lost-time injuries per 200,000 hours worked. The Company’s safety performance, as reflected in these two measures, declined during 2008, although there was improvement as measured by average severity of injuries. Additional details on 2008 safety results are provided in the Company’s 2008 Sustainability Report, produced concurrently with the Company’s 2008 Annual Report.
EBITDA and EBITDA before specific items
EBITDA and EBITDA before specific items are widely used in the financial community to compare the profitability of corporations, and are used by management as an indicator of relative operating performance. Further analysis and discussion of these indicators are provided in all discussions of operations and in Section 10, “Non-GAAP measures”.
Average sales revenue per tonne
Average sales revenue per tonne for each product line provides key insights into how the Company maximizes its market position and product mix. The main factors in revenue growth are U.S. dollar transaction prices, and the relationship between the Canadian and U.S. dollar. Details on 2008 results are provided in Section 2, “Segmented results – annual” and Section 3, “Segmented results – quarterly”.
Average delivered cash costs per tonne and average delivered cash costs per tonne before specific items

Reducing cash costs while maintaining product quality is essential to sustaining profitability in each of the Company’s core businesses. The Company continually examines all areas of its business for cost-reduction opportunities. The Company is currently targeting a labour cost structure of $80 per tonne at each mill as a key element of reducing costs. Details on 2008 results are provided in Section 2, “Segmented results – annual” and Section 3, “Segmented results – quarterly”.
Free cash flow
Free cash flow is a measure of cash that is generated from operations after capital expenditures, interest and income tax payments, and funding of employee future benefits, but before acquisitions, proceeds from rights offering and divested assets, and changes in working capital items. Further analysis and discussion of this indicator is provided in Section 10, “Non-GAAP measures”.
Leverage and interest coverage
The Company’s success also depends on its liquidity and continued ability to finance its growth. The Company focuses on net-debt to net-capitalization, net-debt to EBITDA, and EBITDA to interest ratios in order to assess its capital structure. Further analysis and discussion of these indicators are provided in Section 5, “Liquidity and capital resources”.
Greenhouse gas emissions (“GHG”)
The Company has long recognized the importance of GHG reductions, from the perspective of both stakeholder expectations and expanding regulatory requirements. The Company’s overall carbon footprint increased in 2008 with the acquisition of the Snowflake mill, which is located in a heavily fossil fuel-dependent jurisdiction and whose primary energy source is coal. At its Canadian operations, however, direct GHG emissions were down 73% in 2008 relative to 1990 levels on an absolute basis (70% on an intensity basis). Further details are provided in the Company’s 2008 Sustainability Report, produced concurrently with the Company’s 2008 Annual Report.
MANAGEMENT’S DISCUSSION AND ANALYSIS

18     2008 ANNUAL REPORT
2008 strategic initiatives
Snowflake mill acquisition
The acquisition of the Snowflake mill was completed on April 10, 2008, providing the Company with additional production capacity of 347,000 tonnes of recycled newsprint. This low-cost mill provides geographic, fibre and currency diversification. The mill’s location allows better service to customers in the Southwest and Southern U.S., and enables the Company to focus its B.C. newsprint production on freight-logical markets, taking advantage of convenient access to ocean freight. On an annualized run-rate basis, the Company generated synergies of US$9.2 million in 2008 through various optimization initiatives.
Development of new grades
The Company continues to develop new grades as a way of protecting and increasing market share in its core region, Western North America. In addition to increased market penetration, these new products, and a broader product range in general, provide the company with more flexibility to meet evolving customer needs. In 2008, for example, the Company developed Electracote Brite, a higher brightness, heavier basis weight LWC grade aimed at replacing traditional coated mechanical number four grades. With more options for its paper machines, the Company believes it will achieve better overall operating margins.
Market share growth in uncoated mechanical grades
In 2008, the Company targeted growth in sales of its uncoated mechanical grades. These grades have typically seen more stable market demand dynamics than both newsprint and coated grades and have enabled the Company to offset to some extent the declines in newsprint demand seen over recent years. Due to the flexibility of the Company’s machines, growth in uncoated grades has been achieved with minimal capital cost. The Company increased sales of its uncoated grades by 48,600 tonnes in 2008, or 9.5%, despite a 0.9% decline in the total uncoated North American shipments.
Labour cost target
In November 2008, the Company reached an agreement on the renewal of the collective agreements with the locals of the CEP and PPWC at its mills in Crofton, Elk Falls and Powell River. The agreements have a four-year term, expiring April 30, 2012, and include a commitment to complete plans which will assist the Company in reaching its target of an $80 per tonne labour cost structure at each mill. A structure designed to achieve $80 per tonne labour costs was implemented at Port Alberni pursuant to new five-year collective agreements with the CEP locals at this mill concluded in February 2008.
TMP investment at Port Alberni
In February 2008, after reaching agreements with the two CEP locals in Port Alberni that puts in place work practices that bring labour costs to competitive industry levels, the Company announced a $12 million capital upgrade to Port Alberni’s TMP facility and the restart of the No. 4 paper machine which had been curtailed in September 2007. The capital upgrade is expected to be completed by May 2009 and will increase TMP capacity and displace recycled de-inked pulp, further improving the cost competitiveness of the Port Alberni mill.
Opportunities in Asian market
In 2008, the Company served notice of its intention to terminate the distribution agreement relating to sales of paper in Asia. Sales under this distribution agreement represent approximately 5% of the Company’s paper sales volume. The agreement will terminate at the end of April 2009. The Company views Asia as a strategically important market for its products given the growth dynamics in that region in recent years and the Company’s ability to service that market cost effectively from its B.C. mills. The Company is in the process of establishing its own network of agents throughout Asia that will allow the Company to increase its market penetration in that region and at a lower cost than its previous arrangements.
For details of the Company’s key priorities for 2009, see Section 16, “Outlook”.
MANAGEMENT’S DISCUSSION AND ANALYSIS

2008 ANNUAL REPORT     19
Consolidated results of operations
Year ended December 31, 2008 compared to year ended December 31, 2007
Sales
Sales in 2008 increased $134.8 million, or 7.9%. The increase can be attributed to higher average transaction prices across the Company’s products, increased uncoated mechanical volume and the impact of the Snowflake acquisition on newsprint volumes. These increases were partially offset by lower pulp and white top linerboard volumes resulting from the curtailment and closure of the Elk Falls sawdust pulp and white top linerboard operation and market-related curtailments in paper mills and at the Crofton pulp mill.
The following table highlights the factors that affected the Company’s sales by segment:
Sales

($ millions)				Increase (decrease) from 2007 as a result of
Year ended			Total
December 31,	2008	2007	change	Volume	[1]	Price	Mix	F/X

Specialty printing papers	$1,000.9	$919.6	$81.3	$22.7		$86.6	$(2.0)	$(26.0)
Newsprint	463.9	338.0	125.9	95.2		39.2	2.9	(11.4)

Total paper	1,464.8	1,257.6	207.2	117.9		125.8	0.9	(37.4)
Pulp	384.6	457.0	(72.4)	(73.0)		16.8	1.8	(18.0)

Total	$1,849.4	$1,714.6	$134.8	$44.9		$142.6	$2.7	$(55.4)

1	Includes impact of Snowflake sales.
EBITDA and EBITDA before specific items

		EBITDA before
($ millions)	EBITDA [1]	specific items [1,3]

2007 EBITDA	$27.0	$116.7
Paper prices	126.7	126.7
Pulp prices	18.6	18.6
Impact of Canadian dollar on sales, inclusive of hedging [2]	(55.4)	(55.4)
Production volume and mix (including Snowflake)	10.2	(21.1)
Distribution costs	(14.2)	(14.2)
Fibre mix and costs	(7.6)	(9.9)
Chemical costs	(6.2)	(6.2)
Fuel mix and costs	(13.4)	(16.4)
Labour costs	49.2	56.1
Maintenance	20.0	22.4
Other fixed costs (including Snowflake)	(32.2)	(29.7)
Lower of cost or market write-down in inventories	(5.9)	(5.9)
Restructuring costs	34.6	—
Other, net	8.0	7.8

2008 EBITDA	$159.4	$189.5

1	EBITDA and EBITDA before specific items are non-GAAP measures. Refer to Section 10, “Non-GAAP measures” for further details.

2	Estimated total impact on EBITDA of average foreign exchange effective rate movement period-to-period is negative $39 million.

3	Specific items in 2007 included the impact of the USW strike of $25.0 million. This impact has been attributed to the relevant line items in the reconciliation above.
MANAGEMENT’S DISCUSSION AND ANALYSIS

20     2008 ANNUAL REPORT
Operating earnings (loss)
The Company’s operating loss increased by $8.0 million in 2008, compared to 2007. Higher EBITDA of $132.4 million and lower amortization expense of $10.6 million were more than offset by the $151.0 million impairment charge in 2008, of which $136.4 million related to the Elk Falls pulp and white top linerboard operation.
Net earnings (loss)
Net loss of $221.1 million in 2008 ($0.66 per common share) increased $189.5 million compared to a net loss of $31.6 million ($0.15 per common share) in 2007. Net loss before specific items in 2008 was $28.0 million ($0.08 per common share), an improvement of $61.3 million from a net loss before specific items of $89.3 million ($0.42 per common share) in the previous year. Refer to Section 10, “Non-GAAP measures” for details on net earnings (loss) before specific items.
The following table reconciles 2008 net earnings (loss) to 2007:

($ millions)	Pre-tax	After-tax

2007 net earnings (loss)	$(131.6)	$(31.6)
Higher EBITDA before specific items	72.8	53.8
Lower restructuring costs	34.6	21.9
Impact of the USW strike in 2007	25.0	16.5
Lower amortization expense	10.6	2.0
Impairment charge in 2008	(151.0)	(111.0)
Change in foreign exchange loss on long-term debt	(186.1)	(155.7)
Higher other income, net	17.8	11.8
Higher interest expense	(4.3)	(5.1)
Income tax adjustments, net	—	(23.0)
Non-controlling interest	(0.7)	(0.7)

2008 net earnings (loss)	$(312.9)	$(221.1)

2. Segmented results – annual
Specialty printing papers

(In millions of dollars, except where otherwise stated)	2008	2007	2006

Sales	$1,000.9	$919.6	$918.4
Operating earnings (loss)	27.0	(75.1)	9.7
EBITDA [1]	139.5	26.2	104.8
– before specific items [1]	150.1	73.4	104.8
EBITDA margin [1]	13.9%	2.8%	11.4%
– before specific items [1]	15.0%	8.0%	11.4%

Sales (000 tonnes)	1,080.8	1,054.8	990.2
Production (000 tonnes)	1,060.1	1,055.4	983.7
Curtailment (000 tonnes) [2]	31.1	7.2	—

Average sales revenue per tonne	$926	$872	$928
Average delivered cash costs per tonne [3]	797	847	822
– before specific items [1,3]	787	802	822

Benchmark prices
SC-A paper, 35 lb. (US$/ton) [4]	866	753	788
LWC paper, No. 5, 40 lb. (US$/ton) [4]	960	786	836
Telephone directory paper, 22.1 lb. (US$/ton) [4]	750	740	721

1	EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, and average delivered cash costs per tonne before specific items are non-GAAP measures. EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items as a percentage of sales and adjusted sales, respectively. Refer to Section 10, “Non-GAAP measures” for further details.

2	Curtailment consists of downtime related to the USW strike in 2007 and downtime related to unavailability of fibre and market demand in 2008.

3	Average delivered cash costs per tonne consist of cost of sales, including the impact of the USW strike, selling, general and administration (“SG&A”) costs, and restructuring and change-of-control costs.

4	Benchmark selling prices are sourced from Resource Information Systems, Inc. (“RISI”).
MANAGEMENT’S DISCUSSION AND ANALYSIS

2008 ANNUAL REPORT     21
Markets
During 2008, market conditions for most of our specialty printing paper products were mixed.
Coated mechanical demand was 15.5% lower in 2008 compared to 2007. This decline was a result of the overall weakness in the economy and its impact on the level of print advertising by retailers in relevant end markets, in particular magazine and catalogue. The coated market was tight in the first part of the year primarily due to significant capacity reductions in North America and Western Europe. Following price increases in the second half of 2007, LWC prices increased further in the first three quarters of 2008 with the Company announcing two price increases of US$60 per ton, effective April 1 and July 1. Significant decline in demand combined with rising mill and consumer inventories caused prices to weaken in Q4. The average 2008 LWC benchmark price increased US$174 per ton, or 22.1%, over 2007.
Demand for uncoated mechanical grades was down 2.7% in 2008. Reduced advertising due to the weaker economy and grade switching to lower-cost standard grades by some retailers led to a decline in demand for high-gloss grades of 8.2% compared to 2007. Demand for standard grades was up 4.0% as they benefited from this grade switching. Uncoated pricing was strong and two consecutive US$60 per ton price increases were partially implemented in the second and third quarters. The average benchmark price for SC-A in 2008 increased US$113 per ton, or 15.0%, over 2007.
Directory paper demand was down 9.5% in 2008. The decline was largely due to page-count reductions and reduced directory book distribution. Annual contract prices for 2008 were relatively flat compared to 2007 and the July 1, 2008 US$60 per ton price increase on spot sales of directory was partially implemented. The average benchmark price for directory in 2008 increased US$10 per ton, or 1.4%, over 2007.
Specialty paper grades Average delivered to U.S. benchmark transaction price (US$  per short tonne)
(Source: RISI)
The 2008 specialty printing papers product-grade distribution, based on sales volumes, is depicted in the chart below:
2008 specialty printing papers product sales distribution (% tonnes)

MANAGEMENT’S DISCUSSION AND ANALYSIS

22     2008 ANNUAL REPORT
The 2008 geographic sales distribution, based on sales volumes, is depicted in the chart below:
2008 specialty printing papers geographic sales distribution (% tonnes)
Segment overview
North American print advertising is a key driver for the Company’s specialty printing papers business with approximately 90% of its product traditionally sold to this market. Among its initiatives to improve profitability, the Company continues to develop new specialty grades and look for ways to further optimize its product, customer and geographic mix.
Sales volumes for LWC in 2008 were down 8,700 tonnes, or 4.1%, from the previous year compared to a 16.2% decline in total North American coated mechanical shipments. This reduction in the Company’s volume was due to capacity curtailment and grade switching on the LWC machine at Port Alberni due to weak market demand in 2008.
Sales volumes for uncoated mechanical grades in 2008 increased 48,600 tonnes, or 9.5%, from 2007 despite a 0.9% decline in total North American uncoated shipments in 2008. This growth in uncoated mechanical market share was seen in both SC and MF grades and primarily reflects the leveraging of the Company’s strong position in Western North America with retailers and printers.
Sales volumes for directory in 2008 decreased 13,900 tonnes, or 4.2%, compared to 2007. This compared to a 5.9% decline in total North American directory shipments caused by page-count reductions and reduced directory book distribution. Despite a drop in sales volume the Company’s strong reputation in the directory market led to increased market share in the year.
Operational performance
Operating earnings for the specialty printing papers segment of $27.0 million in 2008 improved $102.1 million compared to 2007. EBITDA and EBITDA before specific items improved $113.3 million and $76.7 million, respectively, compared to the prior year.
Sales volumes increased 26,000 tonnes compared to the previous year. The increase was largely due to switching capacity from newsprint to uncoated MF high-brights offset by reductions in LWC and directory. Average sales revenue increased $54 per tonne compared to the previous year, reflecting stronger average transaction prices across most grades that more than offset the negative impact of the stronger Canadian dollar in 2008.
Average delivered cash costs improved $50 per tonne compared to 2007. This was primarily driven by lower restructuring costs, lower labour costs due to workforce reductions and lower maintenance costs. Before the impact of specific items, average delivered cash costs were $787 per tonne, an improvement of $15 per tonne from the previous year. Refer to Section 10, “Non-GAAP measures” for details on average delivered cash costs before specific items.
Outlook
Conditions are expected to be challenging for most specialty printing paper products in 2009. Demand across most grades is anticipated to decline based on lower advertising spending. Falling demand will put pressure on pricing for LWC and uncoated grades. Contract prices for directory paper have increased in 2009.
Coated mechanical paper demand is expected to be down due to a reduction in print advertising in relevant end markets, in particular magazines and catalogues. Benchmark prices are expected to be under pressure given this negative demand environment.
Demand for uncoated mechanical grades is expected to be lower as retailers and other users further cut back print advertising in response to the weak economy. An increase in retail business failures may further negatively impact demand. Benchmark prices for uncoated are expected to be under pressure but potentially more stable than coated mechanical due to supply dynamics and the potential benefit of grade substitution.
MANAGEMENT’S DISCUSSION AND ANALYSIS

2008 ANNUAL REPORT     23
Directory paper demand is expected to decline in 2009 due to a reduction in advertising by small to medium-size businesses and rationalization of the number of books printed and distributed by major telephone book publishers. Pricing agreements with major directory customers are in place for 2009 and price increases are estimated to average 8%.
Newsprint

(In millions of dollars, except where otherwise stated)	2008	2007	2006

Sales	$463.9	$338.0	$529.8
Operating earnings (loss)	3.6	(56.9)	6.9
EBITDA [1]	43.3	(23.7)	71.8
– before specific items [1]	47.4	(4.4)	71.8
EBITDA margin [1]	9.3%	(7.0%)	13.6%
– before specific items [1]	10.2%	(1.2%)	13.6%

Sales (000 tonnes)	601.8	496.3	699.1
Production (000 tonnes)	596.8	472.8	703.7
Curtailment (000 tonnes) [2]	195.3	98.9	—

Average sales revenue per tonne	$771	$681	$758
Average delivered cash costs per tonne [3]	699	729	655
– before specific items [1,3]	692	674	655

Benchmark prices (US$/tonne) [4]
Newsprint 48.8 gsm, West Coast delivery	687	579	649

1	EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, and average delivered cash costs per tonne before specific items are non-GAAP measures. EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items as a percentage of sales and adjusted sales, respectively. Refer to Section 10, “Non-GAAP measures” for further details.

2	Curtailment consists of downtime related to the USW strike in 2007 and downtime related to unavailability of fibre and market demand in 2008 (including the indefinite curtailment of E1).

3	Average delivered cash costs per tonne consist of cost of sales, including the impact of the USW strike, SG&A costs, and restructuring and change-of-control costs.

4	Benchmark selling prices are sourced from RISI.
Markets
North American newsprint demand continued to decline in 2008 with total U.S. consumption down 13.8% year-over-year. Despite reduced demand, benchmark prices trended upwards through the first three quarters of 2008 due to strong industry operating rates resulting from reduced supply and relatively strong exports to overseas markets. The Company implemented monthly US$20 per tonne price increases from January to September with a total of US$180 per tonne for the year before positive price momentum began to reverse in Q4. The average newsprint benchmark price in 2008 was US$687 per tonne, up US$108 per tonne or 18.7% compared to 2007.
Standard newsprint Average delivered to U.S. West Coast benchmark transaction price (US$  per metric tonne)
(Source: RISI)
MANAGEMENT’S DISCUSSION AND ANALYSIS

24     2008 ANNUAL REPORT
The 2008 geographic sales distribution, based on sales volumes, is depicted in the chart below:
2008 newsprint geographic sales distribution (% tonnes)
Segment overview
The Company continued to focus on the optimization of its newsprint portfolio in 2008 in response to a deteriorating trend in demand for newsprint. Although the Company’s total production of newsprint increased by 124,000 tonnes in 2008, this was the net impact of a number of initiatives during the year designed to improve the overall competitive position of the newsprint segment:
o	The acquisition of Snowflake in April 2008 increased production in the year by 215,200 tonnes of lower-cost, recycled newsprint focused on freight logical markets in the U.S. South and West.

o	Following agreement on a new labour contract designed to reduce labour costs at Port Alberni to $80 per tonne, the Company restarted the A4 paper machine in early 2008 with the impact of increasing newsprint production in B.C. by 64,800 tonnes in the year.

o	The Company’s E1 paper machine at Elk Falls was curtailed throughout 2008, reflecting a lack of fibre in the early part of the year, weaker market demand, and a drive to optimize newsprint production on lower-cost machines. This curtailment removed the equivalent of 153,000 tonnes of newsprint production in 2008.

o	In addition to E1, production was periodically curtailed during the year, particularly in Q4, on other newsprint machines. This reduced production by 42,300 tonnes in 2008, reflecting weaker demand and the Company’s drive to manage inventories by matching production to customer orders. Including E1, total production curtailment in 2008 was 195,300 tonnes, an increase of 96,400 tonnes compared to curtailment in 2007.

o	The Company utilized its ability to allocate machine capacity in B.C. between different grades to reduce newsprint production and increase market share in uncoated mechanical grades.
Operational performance
Newsprint segment operating earnings of $3.6 million in 2008 improved $60.5 million compared to 2007. EBITDA and EBITDA before specific items improved $67.0 million and $51.8 million, respectively, compared to 2007.
Sales volumes increased 105,500 tonnes, or 21.3%, from the previous year, primarily due to the net increase in production in 2008 of 124,000 tonnes. Average sales revenue increased $90 per tonne in 2008 compared to the previous year. The impact of higher transaction prices was partially offset by the negative impact of the stronger Canadian dollar.
Average delivered cash costs improved $30 per tonne from the previous year. Lower restructuring costs, lower maintenance costs, and lower labour costs due to workforce reductions more than outweighed higher fuel costs and the impact of increased curtailment. Before the impact of specific items, average delivered cash costs were $692 per tonne, an increase of $18 per tonne from the previous year. Refer to Section 10, “Non-GAAP measures” for details on average delivered cash costs before specific items.
Outlook
North American newsprint demand is expected to continue to decline in 2009. In response to lower revenues, newspaper publishers are expected to continue to cut costs by reducing paper consumption. As a result, the Company expects newsprint prices to weaken in 2009.
MANAGEMENT’S DISCUSSION AND ANALYSIS

2008 ANNUAL REPORT     25
Pulp

(In millions of dollars, except where otherwise stated)	2008	2007	2006

Sales	$384.6	$457.0	$434.3
Operating earnings (loss)	(188.0)	(17.4)	(12.7)
EBITDA [1]	(23.4)	24.5	34.4
– before specific items [1]	(8.0)	47.7	34.4
EBITDA margin [1]	(6.1%)	5.4%	7.9%
– before specific items [1]	(2.1%)	9.8%	7.9%

Sales (000 tonnes)	506.9	603.2	626.2
Production (000 tonnes)	503.4	601.8	624.3
Curtailment (000 tonnes) [2]	134.7	54.7	—

Average sales revenue per tonne	$759	$757	$693
Average delivered cash costs per tonne [3]	805	717	638
– before specific items [1,3]	774	679	638

Benchmark prices
NBSK pulp, Northern Europe delivery (US$/tonne) [4]	840	800	681
White top linerboard, 42 lb., Eastern U.S. delivery (US$/ton) [4]	750	697	673

1	EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, and average delivered cash costs per tonne before specific items are non-GAAP measures. EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items as a percentage of sales and adjusted sales, respectively. Refer to Section 10, “Non-GAAP measures” for further details.

2	Curtailment consists of downtime related to the USW strike in 2007 and downtime related to unavailability of fibre and market demand in 2008.

3	Average delivered cash costs per tonne consist of cost of sales, including the impact of the USW strike, SG&A costs, and restructuring and change-of-control costs.

4	Benchmark selling prices are sourced from RISI.
Markets
Global pulp shipments decreased 0.9% year-over-year and global operating rates had weakened significantly by the end of 2008. Stronger demand early in the year and low inventories provided support for price increases during the first half of the year before the impact of the global economic slowdown caused prices to fall rapidly in the last four months of the year. The average Northern Europe NBSK benchmark price for 2008 was up US$40 per tonne, or 5%, compared to the previous year.
North American linerboard demand was down 3.8% compared to 2007 due to lower box shipments resulting from the weak economy. The average 2008 benchmark white top linerboard price increased US$53 per ton, or 7.6%, compared to 2007.
Northern bleached softwood kraft Average delivered to Northern Europe benchmark transaction price (US$  per metric tonne) (Source: RISI)
MANAGEMENT’S DISCUSSION AND ANALYSIS

26     2008 ANNUAL REPORT
The primary markets for the Company’s market pulp are Asia and Europe. The 2008 geographic sales distribution, based on sales volumes, is depicted in the chart below:
2008 pulp geographic sales distribution (% tonnes)
Segment overview
Pulp segment production volumes decreased 98,400 tonnes, or 16.4% in 2008 as a result of fibre-related curtailments at Elk Falls and market-related curtailments at Crofton.
Unavailability of sawdust fibre led the Company to curtail production at its Elk Falls sawdust pulp and white top linerboard operation periodically throughout 2008, and led to its permanent closure on November 18, 2008. This reduced pulp and white top linerboard production by 126,700 tonnes in 2008. The annualized impact of this permanent closure is a reduction of the Company’s annual capacity by 200,000 tonnes of market pulp and 131,000 tonnes of white top linerboard.
The Company also curtailed production at its Crofton mill in the fourth quarter as a result of reduced market demand and the Company’s strategy of matching production with customer orders and to maintain appropriate inventory levels. The Crofton pulp mill curtailment in Q4 reduced market pulp production by 8,000 tonnes in the year.
Operational performance
The pulp segment operating loss of $188.0 million in 2008 increased $170.6 million compared to 2007, primarily due to lower EBITDA and the $136.4 million impairment charge related to the Elk Falls sawdust pulp and white top linerboard operation. EBITDA and EBITDA before specific items decreased $47.9 million and $55.7 million, respectively, compared to 2007. Refer to Section 10, “Non-GAAP measures” for details on EBITDA before specific items.
Sales volumes decreased 96,300 tonnes in 2008 from the previous year, primarily due to the fibre shortage at Elk Falls, market-related curtailment at Crofton and the closure of the Elk Falls pulp mill. Average sales revenue improved $2 per tonne compared to the previous year, due primarily to higher pulp prices, offset by a stronger Canadian dollar in 2008.
Average delivered cash costs increased $88 per tonne in 2008 compared to 2007. Increased curtailment and higher restructuring costs due to the permanent closure of the Elk Falls sawdust pulp and white top linerboard operation had a significant impact. Other factors contributing to higher costs included higher distribution costs, higher fuel and chemical costs and a $12.3 million write-down to net realizable value of the Company’s long-fibre pulp finished goods inventory and related fibre as at December 31, 2008. Before specific items, average delivered cash costs were $774 per tonne, an increase of $95 per tonne from the previous year. Refer to Section 10, “Non-GAAP measures”, for details on average delivered cash costs before specific items.
Outlook
Demand for NBSK pulp is expected to remain weak during the first half of 2009 due to lower pulp consumption caused by decreased worldwide graphic paper demand. As a consequence benchmark prices are also expected to remain weak in 2009.
MANAGEMENT’S DISCUSSION AND ANALYSIS

2008 ANNUAL REPORT     27
3. Segmented results — quarterly
Selected quarterly financial information

(In millions of dollars,
except where			2008					2007
otherwise stated)	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1

Sales	$1,849.4	$492.2	$504.8	$452.9	$399.5	$1,714.6	$381.0	$413.7	$441.8	$478.1
Operating earnings (loss)	(157.4)	11.5	14.0	(153.3)	(29.6)	(149.4)	(27.7)	(44.3)	(46.7)	(30.7)
EBITDA [1]	159.4	64.7	53.1	29.5	12.1	27.0	15.1	(0.3)	(1.9)	14.1
– before specific items [1]	189.5	65.9	66.2	30.7	26.7	116.7	28.8	37.4	17.4	33.1
Net earnings (loss)	(221.1)	(48.5)	(10.9)	(124.3)	(37.4)	(31.6)	12.4	(18.6)	0.2	(25.6)
– before specific items [1]	(28.0)	9.3	7.2	(22.7)	(21.8)	(89.3)	(20.9)	(16.9)	(31.8)	(19.7)
EBITDA margin [1]	8.6%	13.1%	10.5%	6.5%	3.0%	1.6%	4.0%	(0.1%)	(0.4%)	2.9%
– before specific items [1]	10.2%	13.4%	13.1%	6.8%	6.7%	6.5%	6.6%	8.5%	3.9%	6.9%
Net earnings (loss) per share (in dollars)
– basic and diluted	$(0.66)	$(0.13)	$(0.03)	$(0.34)	$(0.17)	$(0.15)	$0.06	$(0.09)	$—	$(0.12)
– before specific items [1]	(0.08)	0.02	0.02	(0.06)	(0.10)	(0.42)	(0.10)	(0.08)	(0.15)	(0.09)

Sales (000 tonnes)
Specialty printing papers	1,080.8	276.2	268.7	267.4	268.5	1,054.8	279.3	261.1	259.2	255.2
Newsprint	601.8	160.2	189.0	170.8	81.8	496.3	70.7	119.8	157.1	148.7

Total paper	1,682.6	436.4	457.7	438.2	350.3	1,551.1	350.0	380.9	416.3	403.9
Pulp	506.9	93.5	138.0	130.0	145.4	603.2	136.1	151.8	147.4	167.9

Total sales	2,189.5	529.9	595.7	568.2	495.7	2,154.3	486.1	532.7	563.7	571.8

Production (000 tonnes)
Specialty printing papers	1,060.1	250.0	276.0	265.7	268.4	1,055.4	265.8	262.6	270.4	256.6
Newsprint	596.8	152.7	188.9	172.2	83.0	472.8	60.9	110.9	148.9	152.1

Total paper	1,656.9	402.7	464.9	437.9	351.4	1,528.2	326.7	373.5	419.3	408.7
Pulp	503.4	89.2	131.3	142.9	140.0	601.8	144.7	143.2	157.1	156.8

Total production	2,160.3	491.9	596.2	580.8	491.4	2,130.0	471.4	516.7	576.4	565.5

US$/CDN$ foreign exchange [2]
Average spot rate	0.938	0.825	0.961	0.990	0.996	0.930	1.019	0.957	0.911	0.854
Period-end spot rate	0.817	0.817	0.944	0.982	0.973	1.012	1.012	1.004	0.940	0.867
Average effective rate	0.947	0.868	0.971	0.989	0.967	0.917	0.970	0.935	0.916	0.860

Common shares (millions)
At period-end	381.8	381.8	381.8	381.8	214.7	214.7	214.7	214.7	214.7	214.6
Weighted average	336.1	381.8	381.8	365.2	214.7	214.7	214.7	214.7	214.7	214.6

1	EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, net earnings (loss) before specific items, and net earnings (loss) per share before specific items are non-GAAP measures. EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items, as a percentage of sales and adjusted sales, respectively. Refer to Section 10, “Non-GAAP measures” for further details.
2	Foreign exchange rates:
a)	Average spot rate is the average Bank of Canada noon spot rate over the reporting period.

b)	Period-end spot rate is the Bank of Canada noon spot rate.

c)	Average effective rate represents a blended rate which takes account of the applicable spot rates, the Company’s revenue hedging program in the period, and translation of U.S. dollar denominated working capital at period opening and closing rates. See Section 9, “Summary of quarterly results” for further details.
MANAGEMENT’S DISCUSSION AND ANALYSIS

28     2008 ANNUAL REPORT
Summary of selected segmented financial information

(In millions of dollars,
except where			2008					2007
otherwise stated)	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1

Specialty printing papers
Sales	$1,000.9	$281.9	$248.7	$235.3	$235.0	$919.6	$234.3	$222.1	$225.1	$238.1
Operating earnings (loss)	27.0	22.6	14.6	(0.2)	(10.0)	(75.1)	(13.5)	(26.3)	(21.1)	(14.2)
EBITDA [1]	139.5	58.9	40.5	25.6	14.5	26.2	12.5	—	4.1	9.6
– before specific items [1]	150.1	57.9	40.6	26.1	25.5	73.4	16.1	17.6	17.0	22.7
EBITDA margin [1]	13.9%	20.9%	16.3%	10.9%	6.2%	2.8%	5.3%	—	1.8%	4.0%
– before specific items [1]	15.0%	20.5%	16.3%	11.1%	10.9%	8.0%	6.9%	8.0%	7.6%	9.5%
Sales (000 tonnes)	1,080.8	276.2	268.7	267.4	268.5	1,054.8	279.3	261.1	259.2	255.2
Production (000 tonnes)	1,060.1	250.0	276.0	265.7	268.4	1,055.4	265.8	262.6	270.4	256.6
Curtailment (000 tonnes) [2]	31.1	27.5	2.7	—	0.9	7.2	4.0	3.2	—	—
Average sales revenue per tonne	$926	$1,020	$925	$880	$875	$872	$839	$850	$868	$933
Average delivered cash costs per tonne [3]	797	807	775	785	821	847	794	849	852	896
– before specific items [3]	787	810	774	783	780	802	783	781	802	845
SC-A paper, 35 lb. (US$/ton) [4]	866	902	895	850	815	753	770	745	745	752
LWC paper, No. 5, 40 lb. (US$/ton) [4]	960	975	988	965	910	786	848	782	748	767
Telephone directory paper, 22.1 lb. (US$/ton) [4]	750	755	755	745	745	740	740	740	740	740

Newsprint
Sales	$463.9	$143.0	$148.9	$118.3	$53.7	$338.0	$44.2	$77.8	$106.7	$109.3
Operating earnings (loss)	3.6	10.6	11.9	(6.9)	(12.0)	(56.9)	(14.5)	(15.6)	(13.5)	(13.3)
EBITDA [1]	43.3	23.6	21.5	3.0	(4.8)	(23.7)	(8.3)	(8.1)	(4.2)	(3.1)
– before specific items [1]	47.4	23.5	21.6	3.5	(1.2)	(4.4)	(4.4)	(0.4)	(0.2)	0.6
EBITDA margin [1]	9.3%	16.5%	14.4%	2.5%	(8.9%)	(7.0%)	(18.8%)	(10.4%)	(3.9%)	(2.8%)
– before specific items [1]	10.2%	16.4%	14.5%	3.0%	(2.2%)	(1.2%)	(5.5%)	(0.8%)	0.0%	0.0%
Sales (000 tonnes)	601.8	160.2	189.0	170.8	81.8	496.3	70.7	119.8	157.1	148.7
Production (000 tonnes)	596.8	152.7	188.9	172.2	83.0	472.8	60.9	110.9	148.9	152.1
Curtailment (000 tonnes) [2]	195.3	72.7	42.7	38.3	41.6	98.9	65.8	33.1	—	—
Average sales revenue per tonne	$771	$893	$788	$692	$657	$681	$625	$650	$679	$735
Average delivered cash costs per tonne [3]	699	746	674	675	716	729	742	720	706	756
– before specific items [3]	692	746	674	672	671	674	636	646	681	731
Newsprint 48.8 gsm, West Coast delivery (US$/tonne) [4]	687	741	726	670	613	579	565	561	584	606

MANAGEMENT’S DISCUSSION AND ANALYSIS

2008 ANNUAL REPORT     29
Summary of selected segmented financial information (continued)

(In millions of dollars,
except where			2008					2007
otherwise stated)	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1

Pulp
Sales	$384.6	$67.3	$107.2	$99.3	$110.8	$457.0	$102.5	$113.8	$110.0	$130.7
Operating earnings (loss)	(188.0)	(21.7)	(12.5)	(146.2)	(7.6)	(17.4)	0.3	(2.4)	(12.1)	(3.2)
EBITDA [1]	(23.4)	(17.8)	(8.9)	0.9	2.4	24.5	10.9	7.8	(1.8)	7.6
– before specific items [1]	(8.0)	(15.5)	4.0	1.1	2.4	47.7	17.1	20.2	0.6	9.8
EBITDA margin [1]	(6.1%)	(26.4%)	(8.3%)	0.9%	2.2%	5.4%	10.6%	6.9%	(1.6%)	5.8%
– before specific items [1]	(2.1%)	(23.0%)	3.7%	1.1%	2.2%	9.8%	14.2%	16.2%	0.5%	7.5%
Sales (000 tonnes)	506.9	93.5	138.0	130.0	145.4	603.2	136.1	151.8	147.4	167.9
Production (000 tonnes)	503.4	89.2	131.3	142.9	140.0	601.8	144.7	143.2	157.1	156.8
Curtailment (000 tonnes) [2]	134.7	70.5	24.8	17.2	22.2	54.7	26.8	27.9	—	—
Average sales revenue per tonne	$759	$719	$777	$764	$762	$757	$753	$750	$746	$778
Average delivered cash costs per tonne [3]	805	910	841	758	746	717	672	699	759	732
– before specific items [3]	774	886	748	756	746	679	637	622	743	719
NBSK pulp, Northern Europe delivery (US$/tonne) [4]	840	703	878	900	880	800	850	810	783	757
White top linerboard, 42 lb., Eastern U.S. delivery (US$/ton) [4]	750	780	780	720	720	697	720	707	680	680

1	EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, and average delivered cash costs per tonne before specific items are non-GAAP measures. EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items as a percentage of sales and adjusted sales, respectively. Refer to Section 10, “Non-GAAP measures” for further details.

2	Curtailment consists of downtime related to the USW strike in 2007 and downtime related to unavailability of fibre and market demand in 2008. Includes impact on production in Q4, 2008 post closure of the pulp mill and white top linerboard operation in November 2008 (39,200 tonnes in Q4 from date of permanent closure to year-end).

3	Average delivered cash costs per tonne consist of cost of sales, including the impact of the USW strike, SG&A costs, and restructuring and change of-control costs.

4	Benchmark selling prices are sourced from RISI.
Fourth quarter overview
The rapid deterioration in the global economic environment in Q4 affected a number of the Company’s key performance drivers during the quarter. A significant decline in the Canadian dollar relative to the U.S. dollar, lower old newspaper (“ONP”) costs, and the first signs of weaker input costs linked to energy prices were all positive factors. However, these factors were offset by the impact of weaker demand, which led to increased production curtailment, lower pulp prices, and stalled momentum on paper prices. In addition, the very weak housing market in the U.S. resulted in lumber markets that continued to be very challenging, and in significantly reduced output of chips and sawdust from sawmills. This led to the closure of the Elk Falls sawdust pulp and white top linerboard operation in November 2008, due to unavailability of sawdust fibre.
The Company recorded a net loss of $48.5 million ($0.13 per common share) in Q4, compared to a net loss of $10.9 million ($0.03 per common share) in the third quarter (“Q3”). Excluding specific items, Q4 generated net earnings of $9.3 million ($0.02 per common share) compared to net earnings before specific items of $7.2 million ($0.02 per common share) in Q3. Refer to Section 10, “Non-GAAP measures” for details on net earnings (loss) before specific items.
EBITDA was $64.7 million in Q4 compared to $53.1 million in Q3. The Company’s results included restructuring costs of $1.2 million and $13.1 million for Q4 and Q3, respectively. Q4 EBITDA before specific items of $65.9 million was in line with EBITDA before specific items of $66.2 million in Q3.
MANAGEMENT’S DISCUSSION AND ANALYSIS

30     2008 ANNUAL REPORT
The following table summarizes pulp and paper production curtailment in Q4, 2008:
2008 — Q4 production curtailment

	Paper			Pulp		Total
			Specialty	Pulp and
			printing	white top
(000 tonnes)	Newsprint		papers	linerboard

Snowflake	15.4		—	—		15.4
Port Alberni	—		9.3	—		9.3
Crofton	9.3		3.6	8.0		20.9
Powell River	5.9		12.5	—		18.4
Elk Falls	42.1	[1]	2.1	62.5	[2]	106.7

Total	72.7		27.5	70.5		170.7

1	Curtailment includes 38,250 tonnes related to E1 which is indefinitely curtailed due to the decline in market demand for newsprint.

2	Includes impact on production of the closure of the Elk Falls sawdust pulp mill and white top linerboard operation in November 2008 (39,200 tonnes in Q4 from date of permanent closure to year end).
Production curtailment in Q4 of 170,700 tonnes increased compared to curtailment of 70,200 tonnes in Q3 and enabled the Company to manage its paper inventory to an appropriate level.
Consolidated results of operations
Three months ended December 31, 2008 compared to three months ended September 30, 2008
Sales
Sales in Q4, 2008 decreased $12.6 million, or 2.5%, compared to Q3, 2008. The decrease in sales was largely due to increased curtailment in Q4 and lower pulp prices which more than offset the positive impact of the weaker Canadian dollar.
EBITDA and EBITDA before specific items

		EBITDA before
($ millions)	EBITDA [1]	specific items [1]

Q3, 2008	$53.1	$66.2
Paper prices	2.4	2.4
Pulp prices	(11.6)	(11.6)
Impact of Canadian dollar on sales, inclusive of hedging [2]	47.0	47.0
Production volume and mix	(26.2)	(26.2)
Distribution costs	(3.5)	(3.5)
Maintenance	(3.9)	(3.9)
Lower of cost or market write-down in inventories	(9.9)	(9.9)
Restructuring costs	11.9	—
Other, net	5.4	5.4

Q4, 2008	$64.7	$65.9

1	EBITDA and EBITDA before specific items are non-GAAP measures. Refer to Section 10, “Non-GAAP measures” for further details.

2	Estimated total impact on EBITDA of average foreign exchange effective rate movement period-to-period is positive $28 million.
MANAGEMENT’S DISCUSSION AND ANALYSIS

2008 ANNUAL REPORT     31
Operating earnings (loss)
The Company’s operating earnings of $11.5 million decreased $2.5 million in Q4, compared to Q3, 2008. Higher EBITDA of $11.6 million in Q4 was more than offset by a $14.5 million asset-impairment charge related to certain specific assets in Q4.
Net earnings (loss)
Net loss in Q4, 2008 of $48.5 million ($0.13 per common share) increased $37.6 million compared to a net loss of $10.9 million ($0.03 per common share) in Q3, 2008. The increase in net loss was primarily related to an after-tax foreign exchange loss on the translation of long-term debt of $45.2 million compared to an after-tax loss of $9.1 million in Q3, 2008. Net earnings before specific items in Q4, 2008 were $9.3 million ($0.02 per common share), compared to net earnings before specific items of $7.2 million ($0.02 per common share) in the previous quarter. Refer to Section 10, “Non-GAAP measures” for details on net earnings (loss) before specific items.
Operational performance – specialty printing papers
Operating earnings for the specialty printing papers segment in Q4 were $22.6 million, an increase of $8.0 million compared to Q3, 2008.
Despite lower production due to increased curtailment in Q4, sales volumes increased 7,500 tonnes from Q3 due to higher shipments of LWC and directory as inventory levels were drawn down. Average sales revenue increased $95 per tonne from the previous quarter, due primarily to the weaker Canadian dollar in Q4.
Average delivered cash costs increased $32 per tonne compared to Q3, 2008, due primarily to the impact of curtailment and higher distribution and maintenance costs. Before the impact of specific items, average cash costs were $810 per tonne, an increase of $36 per tonne from the previous quarter.
Operational performance – newsprint
Operating earnings for the newsprint segment in Q4 were $10.6 million, a decrease of $1.3 million from the previous quarter.
Sales volumes in Q4 decreased 28,800 tonnes compared to Q3, 2008, primarily due to increased production curtailment. Average sales revenue increased $105 per tonne from Q3, 2008, due primarily to the weaker Canadian dollar and the full quarter impact in Q4 of price increases implemented during the third quarter.
Average delivered cash costs increased $72 per tonne from Q3, 2008 due to the impact of curtailment and higher distribution and fuel costs. This was partially offset by lower ONP costs.
Operational performance – pulp
The pulp segment operating loss of $21.7 million in Q4 increased by $9.2 million from the previous quarter primarily as a result of increased production curtailment, lower pulp prices and an $11.1 million write-down to net realizable value of long-fibre pulp finished goods inventory and related fibre in Q4.
Sales volumes in Q4 decreased 44,500 tonnes from Q3, 2008, primarily as a result of closure of the Elk Falls sawdust pulp mill and white top linerboard operation in November 2008 and market curtailment at the Crofton pulp mill. Average sales revenue decreased $58 per tonne from Q3, 2008, with lower pulp prices more than offsetting the benefit of a weaker Canadian dollar.
Average delivered cash costs increased by $69 per tonne compared to Q3, 2008, primarily due to the impact of lower production, higher maintenance costs and the write-down to net realizable value of long-fibre pulp finished goods and related fibre inventory. This more than offset lower restructuring costs. Before specific items, average delivered cash costs were $886 per tonne, an increase of $138 per tonne from the previous quarter.
MANAGEMENT’S DISCUSSION AND ANALYSIS

32      2008 ANNUAL REPORT
Three months ended December 31, 2008 compared to three months ended December 31, 2007
Sales
Sales increased by $111.2 million in Q4, 2008 compared to sales in Q4, 2007. Higher sales volumes for the Company’s paper products, largely due to the Snowflake acquisition, higher average paper prices and the positive impact of the weaker Canadian dollar were the primary drivers offsetting lower pulp volumes and prices.
EBITDA and EBITDA before specific items

		EBITDA before
($ millions)	EBITDA [1]	specific items [1,3]

Q4, 2007	$15.1	$28.8
Paper prices	42.4	42.4
Pulp prices	(9.3)	(9.3)
Impact of Canadian dollar on sales, inclusive of hedging [2]	36.8	36.8
Production volume and mix (including Snowflake)	7.3	(10.2)
Distribution costs	(8.5)	(8.5)
Fibre mix and costs	(5.8)	(6.4)
Labour costs	11.9	15.9
Other fixed costs (including Snowflake)	(16.1)	(12.8)
Lower of cost or market write-down in inventories	(12.8)	(12.8)
Restructuring costs	0.8	—
Other, net	2.9	2.0

Q4, 2008	$64.7	$65.9

1	EBITDA and EBITDA before specific items are non-GAAP measures. Refer to Section 10, “Non-GAAP measures” for further details.

2	Estimated total impact on EBITDA of average foreign exchange effective rate movement period-to-period is positive $27 million.

3	Specific items in Q4, 2007 included the impact of the USW strike of $11.7 million. This impact has been attributed to the relevant line items in the reconciliation above.
Operating earnings (loss)
The Company’s operating earnings of $11.5 million in Q4, 2008 increased $39.2 million compared to Q4, 2007. This increase from the comparative period was primarily related to the $49.6 million increase in EBITDA, which was offset by a $14.5 million asset-impairment charge related to certain specific assets in Q4, 2008.
Net earnings (loss)
Net loss in Q4, 2008 of $48.5 million ($0.13 per common share) decreased $60.9 million compared to net earnings of $12.4 million ($0.06 per common share) in Q4, 2007. Net loss for the current quarter included an after-tax foreign exchange loss on the translation of U.S. dollar denominated long-term debt of $45.2 million compared to an after-tax gain of $7.4 million in Q4, 2007. The comparative period in 2007 also benefited from a favourable release of future income tax provision of $35.0 million. Net earnings before these and other specific items in Q4, 2008 was $9.3 million ($0.02 per common share) compared to a net loss before specific items of $20.9 million ($0.10 per common share) in Q4, 2007. Refer to Section 10, “Non-GAAP Measures” for details on net earnings (loss) before specific items.
MANAGEMENT’S DISCUSSION AND ANALYSIS

2008 ANNUAL REPORT      33
Operational performance – specialty printing papers
Operating earnings for the specialty printing papers segment in Q4, 2008 of $22.6 million increased by $36.1 million compared to Q4, 2007.
Sales volumes decreased 3,100 tonnes from the comparative period in 2007. This decrease was largely due to increased production curtailment in Q4, 2008, largely offset by a drawdown of inventory volume in Q4, 2008. Average sales revenue increased by $181 per tonne over the comparative period, due primarily to improved average transaction prices across most of the Company’s paper products and a weaker Canadian dollar.
Average delivered cash costs increased $13 per tonne from the comparative period in 2007. This was primarily due to the impact of curtailment in Q4, 2008 and higher distribution, furnish, and chemical costs, which more than offset the impact of lower restructuring and labour costs. Before the impact of specific items, average delivered cash costs increased $27 per tonne from the comparative period in 2007.
Operational performance – newsprint
Operating earnings for the newsprint segment in Q4, 2008 of $10.6 million increased by $25.1 million compared to Q4, 2007.
Sales volumes increased 89,500 tonnes from the comparative period, primarily due to the additional sales related to the acquisition of Snowflake and to a lesser extent the re-start of the A4 paper machine in May 2008. This was partly offset by increased curtailment in Q4, 2008. Average sales revenue increased $268 per tonne due to higher transaction prices and the positive impact of the weaker Canadian dollar.
Average delivered cash costs increased $4 per tonne from the comparative period in 2007. Overall higher costs due to the impact of curtailment and higher distribution and fuel costs were offset by lower restructuring costs. Before the impact of specific items, average delivered cash costs increased $110 per tonne from the comparative period in 2007.
Operational performance – pulp
The pulp segment operating loss in Q4, 2008 of $21.7 million deteriorated by $22.0 million, compared to operating earnings in Q4, 2007 of $0.3 million. Included in operating earnings in Q4, 2008 is an $11.1 million write-down to net realizable value of long-fibre pulp finished goods and related fibre inventory.
Sales volumes decreased 42,600 tonnes from the comparative period, primarily due to the closure of the Elk Falls sawdust pulp mill and white top linerboard operation and the curtailment of 8,000 tonnes of Crofton market pulp production in Q4, 2008. Average sales revenue decreased $34 per tonne primarily due to lower average transaction prices, partly offset by the impact of the weaker Canadian dollar.
Average delivered cash costs increased $238 per tonne, from the comparative period. This reflects the impacts of the closure of the Elk Falls sawdust pulp mill and curtailment, higher distribution, furnish, fuel, chemical, and restructuring costs and write-down to net realizable value of long-fibre pulp inventory. Before the impact of specific items, average delivered cash costs increased $249 per tonne, from the comparative period in 2007.
MANAGEMENT’S DISCUSSION AND ANALYSIS

34     2008 ANNUAL REPORT
4. Financial condition
The following table highlights the significant changes between the consolidated balance sheets as at December 31, 2008, and December 31, 2007:

(In millions of dollars)	2008	2007	Variance	Comment

Working capital	$201.5	$221.3	$(19.8)	Decrease reflects negative mark to market positions on revenue currency hedges at December 31, 2008, lower finished goods inventories due to production curtailment in late Q4, 2008 and lower supplies and spare parts inventory. This was partly offset by a modest increase in receivables and cash and cash equivalents, and increase in current future income tax asset.

Property, plant and equipment	1,852.0	1,912.8	(60.8)	Decrease reflects amortization expense in excess of property, plant and equipment asset additions by $123.9 million and asset impairment of $151.0 million offset by capital assets related to the Snowflake acquisition.

Other assets	100.5	54.8	45.7	Increase reflects higher mark to market value of long-term debt currency hedges at December 31, 2008, higher long-term pension asset and additional deferred financing costs related to the Company’s ABL Facility in 2008.

Total debt	958.7	785.8	172.9	Increase reflects the weaker Canadian dollar and the impact on translation of the Company’s U.S. dollar denominated debt, and increased utilization of the Company’s credit facility.

Employee future benefits	226.6	211.7	14.9	Increase reflects a number of early retirements as part of the Company’s restructuring initiatives, poor pension fund investment returns in 2008 and changes in underlying actuarial assumptions.

Other long-term obligations	13.3	26.9	(13.6)	Decrease reflects lower liabilities related to the Company’s restructuring initiative at the end of 2008, and reversal in the negative mark to market position on long-term debt currency hedges at December 31, 2007.

Future income taxes	85.4	175.9	(90.5)	Decrease consists of the following significant items:
and deferred credits				(i) a release of future income taxes of $6.9 million related to the reduction in future provincial corporate income tax rates; (ii) a reduction of $35.5 million related to the write-down of Elk Falls sawdust pulp and white top linerboard assets; and (iii) a reduction of $10.7 million related to the foreign exchange loss on debt. The balance of the reduction primarily relates to future income taxes on losses generated in 2008.

Contributed surplus	14.6	12.1	2.5	Increase relates to the recording of stock-based compensation.

MANAGEMENT’S DISCUSSION AND ANALYSIS

2008 ANNUAL REPORT     35
5. Liquidity and capital resources
Selected annual financial information

(In millions of dollars, except where otherwise stated)	2008	2007	2006

Cash flows provided (used) by operations before changes in non-cash working capital	$110.8	$(51.0)	$134.8
Changes in non-cash working capital	(35.1)	48.3	(7.6)

Cash flows provided (used) by
Operations	75.7	(2.7)	127.2
Investing activities	(202.9)	(83.7)	(85.8)
Financing activities	132.2	50.9	(5.9)
Capital spending	41.9	85.8	93.2
Amortization	165.8	176.4	183.7
Impairment	151.0	—	23.4
Capital spending as % of amortization	25%	49%	51%
Total debt to total capitalization [1,2]	52%	44%	46%
Net debt to net capitalization [3,4]	52%	44%	45%
Net debt to LTM EBITDA before specific items [3,5,6]	5.0	6.7	3.9
EBITDA before specific items to interest [5]	2.5	1.6	2.9

1	Total debt comprises long-term debt, including current portion.

2	Total capitalization comprises total debt and shareholders’ equity.

3	Net debt comprises total debt, less cash on hand.

4	Net capitalization comprises net debt and shareholders’ equity.

5	EBITDA before specific items is a non-GAAP measure. Refer to Section 10, “Non-GAAP measures” for further details.

6	LTM = last twelve months.
MANAGEMENT’S DISCUSSION AND ANALYSIS

36       2008 ANNUAL REPORT
Selected quarterly financial information

(In millions of dollars,
except where			2008					2007
otherwise stated)	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
| | | | | | | | | |
Cash flows provided (used) by operations before changes in non-cash working capital	$110.8	$53.3	$50.8	$2.2	$4.5	$(51.0)	$1.4	$(17.8)	$(27.4)	$(7.2)
Changes in non-cash working capital	(35.1)	4.3	(46.4)	26.3	(19.3)	48.3	32.1	(16.1)	24.1	8.2

Cash flows provided (used) by
Operations	75.7	57.6	4.4	28.5	(14.8)	(2.7)	33.5	(33.9)	(3.3)	1.0
Investing activities	(202.9)	(5.9)	(12.6)	(174.0)	(10.4)	(83.7)	(17.8)	(23.7)	(22.2)	(20.0)
Financing activities	132.2	(52.9)	14.4	145.5	25.2	50.9	(15.7)	57.6	9.0	—
Capital spending	41.9	13.5	12.1	10.8	5.5	85.8	17.5	25.0	23.0	20.3
Amortization	165.8	38.7	39.1	46.3	41.7	176.4	42.8	44.0	44.8	44.8
Impairment	151.0	14.5	—	136.5	—	—	—	—	—	—
Capital spending as % of amortization	25%	35%	31%	23%	13%	49%	41%	57%	51%	45%
Total debt to total capitalization [1,2]	52%	52%	50%	48%	47%	44%	44%	45%	44%	46%
Net debt to net capitalization [3,4]	52%	52%	49%	48%	47%	44%	44%	45%	44%	46%
Net debt to LTM EBITDA before specific items [3,5,6]	5.0	5.0	5.9	6.9	7.6	6.7	6.7	5.9	4.9	4.2
EBITDA before specific items to interest [5]	2.5	3.4	3.4	1.6	1.6	1.6	1.9	2.0	0.9	1.8

1	Total debt comprises long-term debt, including current portion.

2	Total capitalization comprises total debt and shareholders’ equity.

3	Net debt comprises total debt, less cash on hand.

4	Net capitalization comprises net debt and shareholders’ equity.

5	EBITDA before specific items is a non-GAAP measure. Refer to Section 10, “Non-GAAP measures” for further details.

6	LTM = last twelve months.
The Company’s principal cash requirements are for interest payments on its debt and for capital expenditures and working capital fluctuations. Cash flows are funded through operations and, where necessary, through the Company’s ABL Facility. If necessary, liquidity requirements may be funded through the issuance of debt, equity or both. Access to current and alternative sources of financing at competitive cost is dependent upon the Company’s credit ratings and capital market conditions. The Company believes that the cash flow from operations and the ABL Facility will be sufficient to meet its anticipated capital expenditures and debt service obligations in the near and intermediate term.
Operating activities
Cash provided by operating activities in 2008 was $75.7 million compared to cash used of $2.7 million in the previous year. The increase of $78.4 million from the previous year is primarily related to the $132.4 million increase in EBITDA in 2008. This was partially offset by higher working capital requirements in 2008 of $35.1 million compared to lower working capital requirements of $48.3 million in 2007.
MANAGEMENT’S DISCUSSION AND ANALYSIS

2008 ANNUAL REPORT      37
Investing activities
Cash used for investing activities in 2008 was $202.9 million compared to $83.7 million in the previous year. This year-over-year change was largely driven by total costs of $169.8 million for the acquisition of the Snowflake mill offset by $43.9 million in lower capital spending in 2008.
Capital spending for 2008 was $41.9 million, primarily for maintenance of business. The major capital investment during the year was $5.5 million related to the TMP upgrade project at Port Alberni.
Financing activities
Cash provided by financing activities in 2008 was $132.2 million, compared to cash provided of $50.9 million in the previous year. Cash provided in 2008 primarily related to the $121.1 million in net proceeds from the equity rights offering used to finance the Snowflake acquisition.
Capital resources
The Company’s capital resources at December 31, 2008 included the amount available under the ABL Facility. The ABL Facility, together with operating cash flows, is expected to enable the Company to meet its minimum payments.
The following table presents the aggregate amount of future cash outflows for contractual obligations as of December 31, 2008, excluding amounts due for interest on outstanding indebtedness:
Payments due by period

(In millions of dollars)	2009		2010	2011	2012	2013	Thereafter

Total debt	$76.0	[1]	$1.0	$490.9	$4.0	$64.0	$327.0
Operating leases	10.3		9.0	8.4	6.1	5.7	28.0
Other commitments	1.9		1.9	1.9	0.6	—	—

Total	$88.2		$11.9	$501.2	$10.7	$69.7	$355.0

1	Includes $74.9 million of debt owned by Powell River Energy Inc. (“PREI”). The Company has a 50% interest in PREI, and consolidated 100% as PREI is a variable interest entity in which the Company is the primary beneficiaries. The Company would be likely to contribute its 50% share of the debt repayment, $37.5 million, to the extent that PREI was not able to refinance this debt prior to maturity.
Availability on the Company’s ABL Facility and total liquidity at period-end is summarized in the following table:

	2008				2007
(In millions of dollars)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Borrowing base	$263.3	$304.1	$319.0	$311.3	$309.0	$326.9	$350.0	$350.0
Letters of credit	(27.9)	(24.5)	(24.1)	(20.6)	(20.7)	(20.7)	(20.7)	(22.8)
Amount drawn, net	(60.1)	(113.5)	(93.5)	(69.4)	(47.5)	(67.1)	(9.4)	—

Available to be drawn [1]	175.3	166.1	201.4	221.3	240.8	239.1	319.9	327.2
Cash on hand	5.0	6.2	—	—	—	—	—	—

Total liquidity	$180.3	$172.3	$201.4	$221.3	$240.8	$239.1	$319.9	$327.2

1	Availability effective Q3, 2008 relates to the ABL Facility and availability for prior quarters relates to the Company’s previous $350 million revolving operating facility.
As of December 31, 2008, the Company had $180.3 million of liquidity available, comprised of $5.0 million in cash and $175.3 million availability on its ABL Facility. Compared to December 31, 2007, the Company’s available liquidity decreased by $60.5 million. The decrease primarily reflects the different security pledged under the two facilities, lower inventory as a result of higher curtailment in Q4, 2008 (and therefore a reduced borrowing base), and a drawdown of $48.7 million to partially finance the Snowflake acquisition. These factors were partly offset by positive cash flow from operations of $75.7 million in 2008. Availability under the ABL Facility is determined by a borrowing base, calculated primarily on balances of eligible accounts receivable and inventory balances, less certain reserves. For further details related to the Snowflake acquisition, refer to note 6, “Acquisition of Snowflake Recycle Newsprint Mill”, of the Company’s consolidated financial statements for the year ended December 31, 2008.
MANAGEMENT’S DISCUSSION AND ANALYSIS

38      2008 ANNUAL REPORT
Debt
Total debt outstanding as at December 31, 2008 was $958.7 million. The Company’s net-debt to net-capitalization ratio as at December 31, 2008, was 52% or 8% higher than December 31, 2007. This is due primarily to the impact of the $111.0 million in after-tax impairment charges taken in 2008, other net losses in the period, and the impact of the U.S. dollar to Canadian dollar exchange rate on the translation of U.S. dollar denominated debt into Canadian dollars. These factors were offset to some extent by the raising of $121.1 million of net proceeds through the equity rights offering in April 2008 and lower borrowings on the Company’s credit facility.
The Company has reclassified non-recourse debt of $74.9 million, relating to Powell River Energy Inc. (“PREI”), to current liabilities on its balance sheet as at December 31, 2008. It is anticipated that PREI will refinance this debt prior to its maturity in July 2009. The Company has a 50% interest in PREI and consolidates 100% of it as PREI is a variable interest entity (“VIE”) in which the Company is the primary beneficiary.
The following table illustrates the changes in the Company’s long-term debt for the year ended December 31, 2008:
Issue

	January 1,	Net increase	Foreign	December 31,
(In millions of dollars)	2008	(decrease)	exchange	2008

Recourse
Senior notes, 8.625% due June 2011 (US$400.0 million)	$388.9	$1.6	$94.6	$485.1
Senior notes, 7.375% due March 2014 (US$250.0 million)	246.6	1.2	59.1	306.9
Revolving asset based loan facility of up to $330.0 million due August 2013 with interest based on Canadian Prime/BA rates or U.S. Base/LIBOR rates	—	60.1	—	60.1
Revolving loan facility of up to $350.0 million due July 2009 with interest based on Canadian Prime/BA rates or U.S. Base/LIBOR rates	47.1	(47.1)	—	—
Capital lease obligation	8.6	3.6	—	12.2
Non-recourse (PREI)
First mortgage bonds, 6.387% due July 2009	74.6	0.3	—	74.9
Subordinated promissory notes	19.5	—	—	19.5
Loan payable	0.5	(0.5)	—	—

Total long-term debt	$785.8	$19.2	$153.7	$958.7
Less current portion	(1.2)	(74.6)	—	(75.8)

	$784.6	$(55.4)	$153.7	$882.9

Refer to the Company’s consolidated financial statements for the year ended December 31, 2008, note 18, “Long-term Debt”, for details related to covenant compliance.
Credit rating
In January 2008, Dominion Bond Rating Service (“DBRS”) confirmed its senior unsecured debt rating as BB and the outlook as negative.
In August 2008, Moody’s and Standard & Poor’s (“S&P”) ratings for secured debt were withdrawn as a result of the Company’s refinancing of its $350 million revolving operating facility with a new $330 million ABL Facility. The new facility is not separately rated.
In December 2008, Moody’s confirmed the Company’s senior unsecured debt rating as B2, the corporate family rating as B1 and the outlook as negative. It also assigned a new speculative grade liquidity (“SGL”) rating of SGL-3. The SGL rating is on a scale of 1 to 4 and is based on four components: (1) internal sources, (2) external sources, (3) covenant compliance, and (4) alternate liquidity. Moody’s SGL-3 liquidity rating for the Company reflects an adequate liquidity profile supported by the availability under its ABL Facility, expectations of modest cash-flow generation in the next four quarters, no significant near-term debt maturities, and expectations that financial covenant compliance will not be problematic for the next four quarters. Moody’s considers Catalyst’s alternative liquidity potential as not being strong due to the lack of non-core assets that can be sold to augment liquidity.
MANAGEMENT’S DISCUSSION AND ANALYSIS

2008 ANNUAL REPORT      39
The following table highlights the Company’s credit ratings and outlook with Moody’s, S&P and DBRS as at December 31, 2008, 2007, and 2006:

December 31,	2008	2007	2006

Moody’s
Outlook	Negative	Negative	Stable
Corporate family rating	B1	B1	B1
Senior unsecured debt	B2	B2	B2
Senior secured credit facility	—	Ba1	Ba1
Speculative grade liquidity	SGL-3	n/a	n/a
Standard & Poor’s
Outlook	Negative	Negative	Stable
Long-term issuer credit	B	B	B+
Senior unsecured debt	B	B	B+
Senior secured debt	—	BB-	BB-
Dominion Bond Rating Service
Outlook	Negative	Negative	Negative
Senior unsecured debt	BB	BB	BB

Financial instruments
The new recommendations of the Canadian Institute of Chartered Accountants for financial instrument disclosures (Handbook section 3862) effective for the Company’s 2008 fiscal year result in incremental disclosures relative to those made previously. The emphasis is on risks associated with both recognized and unrecognized financial instruments to which an entity is exposed during the period and at the balance sheet date, and on how an entity manages those risks.
Financial instruments of the Company consist primarily of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and long-term debt. Financial instruments of the Company also include derivatives which the Company uses to reduce its exposure to currency and price risk associated with its revenues, energy costs and long-term debt. The Company is exposed to risk from its financial instruments, specifically credit risk, market risk (including currency, price and interest risk) and liquidity risk. The Board of directors and the Audit Committee have approved a policy to manage the risks from the use of derivatives which provides objectives for, and limits on their use. Management policies identify and analyze the risks, establish appropriate controls, place responsibilities and limits and provide for regular monitoring and reporting requirements. For further details regarding specific risks, refer to note 24, “Financial Instruments”, of the Company’s consolidated financial statements for the year ended December 31, 2008.
In accordance with its financial risk-management program, the Company manages its exposure to risks through the use of financial instruments with counterparties that are of strong credit quality, normally major financial institutions. The Company does not enter into financial instruments for speculative purposes.
Revenue risk management instruments
In respect of revenues, the Company uses foreign currency options and forward contracts to partially hedge trade receivables and anticipated future sales denominated in foreign currencies. At December 31, 2008, the Company had foreign currency options and forward contracts with a notional principal of US$570 million with major financial institutions. Changes in the fair values of derivatives that qualify and are designated as cash-flow hedges are deferred and recorded as a component of “Accumulated other comprehensive income” (“AOCI”) until the underlying transaction is recorded in earnings. When the hedged item affects earnings, the gain or loss is reclassified from “AOCI” to “Sales”. Any ineffective portion of a hedging derivative’s change in fair value and the portion that is excluded from the assessment of hedge effectiveness is recognized immediately in “Sales”. At December 31, 2008, instruments having a notional principal of US$425 million are designated as hedging instruments. At year-end exchange rates, these instruments are reported at their fair value, which was negative $26.9 million at the end of 2008.
At December 31, 2008, commodity swap agreements are outstanding to fix the sales price of 3,500 tonnes of NBSK within the next three months and 1,500 tons of white top linerboard within the next six months. In addition, a commodity swap agreement to fix the sales price of newsprint and purchase price of ONP within the next eleven months is outstanding for 11,000 tonnes. These contracts are not designated as hedging instruments for accounting purposes. At year-end exchange rates, these instruments are reported at their fair value, which was $0.6 million at December 31, 2008.
MANAGEMENT’S DISCUSSION AND ANALYSIS

40       2008 ANNUAL REPORT
Cost risk management instruments
The Company’s policy allows for hedges of old newsprint to be placed on anticipated purchases. As well, hedges are placed on anticipated purchases at 10% to 70% of the net exposure for oil and natural gas. These contracts are not designated as hedging instruments for accounting purposes and are reported at their fair value. Settlements and changes in fair value are recognized in “Cost of sales”. At December 31, 2008, the following commodity swap agreements were outstanding and the following fair values applied:
(i)	Agreement to fix the purchase price of 40,000 tonnes of ONP within the next ten months — fair value as at December 31, 2008 was negative $0.9 million.

(ii)	Agreements in place for approximately 23% of natural gas usage for the next 12 month period — fair value as at December 31, 2008 was negative $0.8 million.
There are no hedges in place that extend beyond twelve months. The Company had no oil contracts and options outstanding at December 31, 2008.
Long-term debt risk management instruments
In respect of long-term debt, the Company is party to US$190 million at December 31, 2008, in forward foreign exchange contracts and options to acquire U.S. dollars over a six-year period. These instruments are not designated as hedging instruments for accounting purposes, and are included in “Other assets” on the balance sheet at their fair value. Settlements and changes in fair value are recognized in earnings as “Foreign exchange gain (loss) on long-term debt”. At year-end exchange rates, these instruments are reported at their fair value, which was $34.2 million at December 31, 2008.
Interest rate swaps
The Company’s policy is to keep the majority of its term debt on a fixed-rate basis, but allow for the placing of some fixed-to-floating swaps at rates considered acceptable and attractive. The effective portion of changes in the fair value of the derivatives is netted in “Long-term debt” and the ineffective portion is recognized in “Interest expense, net”. The Company had no fixed-to-floating interest rate swaps outstanding at December 31, 2008. During 2008, the Company unwound its fixed-to-floating interest rate swap contracts for notional US$80 million and proceeds of $7.6 million.
6. Related party transactions
Effective October 23, 2006, Third Avenue Management LLC (“TAM”) became a significant shareholder together with its subsidiaries and affiliates. In 2008, TAM acquired an additional 59,856,422 common shares in connection with the rights offering related to the acquisition of Snowflake.
Directors and employees
The Company undertakes certain transactions with companies affiliated with its directors. These transactions are in the normal course of business and are on the same terms as those accorded to third parties. During 2008, the Company paid aggregate fees of approximately $10.0 million primarily for obligations under a building lease, for services related to trucking chips and sawdust, and other consulting services to companies affiliated with directors of the Company.
7. Contingent liability
The Company is party to a 20-year Energy Services Agreement with Island Cogeneration No. 2 Inc. (“ICP”), the owner of a cogeneration facility at the Company’s Elk Falls mill site. The agreement has a minimum take-or-pay obligation in respect of steam, subject to terms, which obligation became operative in 2001. Due to the unavailability of sawdust fibre from the Company’s traditional sources of supply in British Columbia, which led to the closure of the Elk Falls pulp and white top linerboard operation in November 2008, the Company is currently unable to take steam from the ICP facility. Accordingly, the Company declared force majeure by notice to ICP effective November 30, 2008. ICP has disputed the force majeure declaration (which applied to the period following the closure of the pulp mill as well as prior periods in the year during which sawdust fibre was unavailable) and has filed an arbitration notice indicating its intention to arbitrate the issue. The arbitration schedule is not yet known, however the arbitration hearing may commence at some point in the latter part of 2009. Under the agreement, the Company has certain obligations to attempt to counter its inability to take the steam and it is exploring possible alternatives in this regard. The proceedings are in their early stages and the Company has not recorded a liability for this contingency since the likelihood and amount of any potential liability cannot be reasonably estimated. Should the
MANAGEMENT’S DISCUSSION AND ANALYSIS

2008 ANNUAL REPORT      41
ultimate resolution differ from the Company’s assessment, a material adjustment to the Company’s financial position and the results of its operations could result. The Company expects in any event to incur significant legal fees in connection with this matter. As at December 31, 2008, the Company estimates that the cost of the steam that it has been unable to take due to the force majeure event was approximately $4 million. The Company estimates that the monthly cost of the steam that it is unable to take due to the force majeure event is approximately $1.0 million to $1.5 million.
8. Off-balance sheet arrangements
Guarantees
Business dispositions
The Company sold a portion of its operations in June 2001. In this regard, the Company provided a 10-year environmental indemnity with a maximum liability to the Company of $12.5 million. This liability has subsequently been reduced by expenditures related to certain decommissioning projects. The Company provided a tax indemnity, which continues while the relevant tax years of the indemnified parties remain open to audit.
Loans
The Company entered into a building lease agreement in 2001, in respect of which it will continue to make the prescribed lease payments directly to the financial institution holding the mortgage on the building in the event the lessor is no longer able to meet its contractual obligations. At December 31, 2008, the value of the mortgage was $9.6 million. This agreement does not increase the Company’s liability beyond the obligations for the building lease.
Recycling plant acquisition
In connection with the acquisition of the Company’s paper recycling operation in December 2003, the Company provided indemnities with respect to representations and warranties related to general corporate matters and to the shares that were issued to the vendors. Liability under these indemnities expired in November 2008, except that the indemnity related to title to the shares does not expire. The Company does not expect any significant claims with respect to these indemnities. The Company also provided indemnities with respect to general environmental matters under its lease of the land and buildings. The Company has agreed to indemnify the landlord for all costs, claims and damages related to any release by the Company of any hazardous substances on the property or the breach by the Company of its environmental covenants under the lease or any environmental laws. This indemnity is indefinite and survives after the lease is terminated. The Company is not liable for pre-existing environmental conditions.
9. Summary of quarterly results
The following table highlights selected financial information for the eight consecutive quarters ending December 31, 2008:

(In millions of dollars,	2008				2007
except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Sales	$492.2	$504.8	$452.9	$399.5	$381.0	$413.7	$441.8	$478.1
EBITDA [1]	64.7	53.1	29.5	12.1	15.1	(0.3)	(1.9)	14.1
Net earnings (loss)	(48.5)	(10.9)	(124.3)	(37.4)	12.4	(18.6)	0.2	(25.6)
Net earnings (loss) per share — basic and diluted	$(0.13)	$(0.03)	$(0.34)	$(0.17)	$0.06	$(0.09)	$—	$(0.12)

1	EBITDA is a non-GAAP measure. Refer to Section 10 “Non-GAAP measures” for further details.
In Q1, 2008, the net loss increased by $49.8 million, or $0.23 per common share, compared to Q4, 2007, due largely to a $21.5 million increase in the after-tax foreign exchange loss on translation of U.S. dollar denominated long-term debt, and lower income tax recoveries of $26.4 million in Q1, 2008.
In Q2, 2008, the $86.9 million, or $0.17 per common share, increase in net loss, compared to Q1, 2008, was related primarily to the after-tax impairment charge of $101.0 million related to the Company’s Elk Falls pulp and white top linerboard assets, offset by lower after-tax foreign exchange loss on translation of U.S. dollar denominated long-term debt of $13.1 million.
MANAGEMENT’S DISCUSSION AND ANALYSIS

42       2008 ANNUAL REPORT
In Q3, 2008, the $113.4 million, or $0.31 per common share, improvement in net loss, compared to Q2, 2008, was due largely to the after-tax improvement in operating earnings, which was a result of higher EBITDA of $23.6 million and the Q2 after-tax impairment charge of $101.0 million on Elk Falls pulp assets.
In Q4, 2008, the $37.6 million, or $0.10 per common share, increase in net loss, compared to Q3, 2008, was due primarily to an after-tax foreign exchange loss on translation of long-term debt of $45.2 million compared to an after-tax loss of $9.1 million in Q3, 2008.
The following table reconciles the average spot exchange rate to the Company’s effective rate for the eight consecutive quarters ending December 31, 2008:
US$/CDN$ foreign exchange

	2008				2007
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Average spot rate	0.825	0.961	0.990	0.996	1.019	0.957	0.911	0.854
Revaluation of U.S. dollar receivables	(0.078)	(0.016)	0.005	(0.022)	0.008	0.040	0.051	0.006
Impact of hedging	0.112	0.017	(0.010)	(0.003)	(0.059)	(0.053)	(0.035)	(0.002)
Other	0.009	0.009	0.004	(0.004)	0.002	(0.009)	(0.011)	0.002

Average effective rate	0.868	0.971	0.989	0.967	0.970	0.935	0.916	0.860

10. Non-GAAP measures
EBITDA (earnings before interest, taxes, depreciation and amortization, impairment and before other non-operating income and expenses) as defined equates to operating earnings (loss) plus amortization and impairment. As Canadian GAAP does not define a method of calculating EBITDA, the measure as calculated by the Company might not be comparable to similarly titled measures reported by other entities. The Company focuses on EBITDA, as the Company believes this measure enables comparison of its results between periods without regard to debt service, income taxes, and capital expenditure requirements. As such, the Company believes it would be useful for investors and other users to be aware of this measure so that they can better assess the Company’s operating performance. EBITDA should not be considered by an investor as an alternative to net earnings, an indicator of the financial performance of the Company, or an alternative to cash flows as a measure of liquidity.
The Company incurred some specific items in 2008 and 2007 that adversely or positively affected its average delivered cash costs per tonne, EBITDA, operating earnings (loss), and net earnings (loss), making the comparison of results difficult from period to period. The Company believes it is useful for readers to be aware of these items and to have an indication of performance and comparative trends excluding these specific items. Specific items include foreign exchange gain or loss on long-term debt, asset impairments, restructuring and change-of-control costs, financing-related fees, income tax adjustments, the impact of significant labour disruptions, and other significant items of an unusual or non-recurring nature. The Company believes this is useful supplemental information; however, the Company’s measures excluding specific items have no standardized meaning under Canadian GAAP and might not be comparable to similarly titled measures reported by other entities. Readers should be cautioned that average delivered cash costs per tonne before specific items, EBITDA before specific items, EBITDA margin before specific items, net earnings (loss) before specific items and net earnings (loss) per share before specific items should not be confused with or used as an alternative to measures prescribed by Canadian GAAP.
The Company has reported free cash flow because management believes it is useful for investors and other users to be aware of this measure so they can better assess the Company’s operating performance. Free cash flow excludes working capital changes and certain other sources and uses of cash, which are disclosed in the consolidated statements of cash flows. As Canadian GAAP does not define a method of calculating free cash flow, the measure as calculated by the Company might not be comparable to similarly titled measures reported by other entities and should not be considered an alternative to the consolidated statements of cash flows. While the closest GAAP measure is cash provided by operating activities less cash used by investing activities, free cash flow generated by operations is cash available after capital expenditures, interest and income tax payments, and funding of employee future benefits, but before acquisitions, proceeds from rights offering and divested assets and changes in working capital items.
Refer to the tables below for a reconciliation of net earnings (loss) to EBITDA and EBITDA before specific items, the impact of specific items by segment, net earnings (loss) as reported to net earnings (loss) before specific items, and reconciliation of free cash flow with cash provided by operating activities less cash used by investing activities and management’s calculation of free cash flow.
MANAGEMENT’S DISCUSSION AND ANALYSIS

2008 ANNUAL REPORT      43
Reconciliation of net earnings (loss) to EBITDA and EBITDA before specific items

(In millions of dollars)	2008	2007	2006

Net earnings (loss)	$(221.1)	$(31.6)	$(15.9)
Amortization	165.8	176.4	183.7
Impairment	151.0	—	23.4
Foreign exchange (gain) loss on long-term debt	82.2	(103.9)	0.3
Other (income) expense, net	(2.5)	15.3	(1.8)
Interest expense, net	75.0	70.7	73.8
Income tax recovery	(91.8)	(100.0)	(54.0)
Non-controlling interest	0.8	0.1	1.5

EBITDA	$159.4	$27.0	$211.0

Specific items:
Restructuring costs	30.1	55.3	—
Change-of-control costs	—	9.4	—
Impact of USW strike	—	25.0	—

Total specific items	30.1	89.7	—

EBITDA before specific items	$189.5	$116.7	$211.0

Reconciliation of net earnings (loss) to EBITDA and EBITDA before specific items by quarter

	2008					2007
(In millions of dollars)	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1

Net earnings (loss)	$(221.1)	$(48.5)	$(10.9)	$(124.3)	$(37.4)	$(31.6)	$12.4	$(18.6)	$0.2	$(25.6)
Amortization	165.8	38.7	39.1	46.3	41.7	176.4	42.8	44.0	44.8	44.8
Impairment	151.0	14.5	—	136.5	—	—	—	—	—	—
Foreign exchange (gain) loss on long-term debt	82.2	53.5	10.8	1.2	16.7	(103.9)	(8.9)	(33.9)	(53.2)	(7.9)
Other (income) expense, net	(2.5)	—	(0.2)	(2.1)	(0.2)	15.3	6.6	7.2	1.8	(0.3)
Interest expense, net	75.0	19.6	19.2	19.4	16.8	70.7	15.4	18.4	18.4	18.5
Income tax recovery	(91.8)	(13.7)	(4.8)	(47.3)	(26.0)	(100.0)	(53.2)	(17.4)	(14.2)	(15.2)
Non-controlling interest	0.8	0.6	(0.1)	(0.2)	0.5	0.1	—	—	0.3	(0.2)

EBITDA	159.4	64.7	53.1	29.5	12.1	27.0	15.1	(0.3)	(1.9)	14.1

Specific items:
Restructuring costs	30.1	1.2	13.1	1.2	14.6	55.3	1.4	24.1	19.0	10.8
Change-of-control costs	—	—	—	—	—	9.4	0.6	0.3	0.3	8.2
Impact of USW strike	—	—	—	—	—	25.0	11.7	13.3	—	—

Total specific items	30.1	1.2	13.1	1.2	14.6	89.7	13.7	37.7	19.3	19.0

EBITDA before specific items	$189.5	$65.9	$66.2	$30.7	$26.7	$116.7	$28.8	$37.4	$17.4	$33.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

44      2008 ANNUAL REPORT
Impact of specific items by segment in 2007 and 2008 by quarter

(In millions of dollars,
except where			2008					2007
otherwise stated)	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1

Specific items
Sales	$—	$—	$—	$—	$—	$(80.7)	$(55.0)	$(25.7)	$—	$—
Cost of sales	—	—	—	—	—	55.7	43.3	12.4	—	—

Impact of the USW strike [1]	—	—	—	—	—	(25.0)	(11.7)	(13.3)	—	—
Restructuring costs	(30.1)	(1.2)	(13.1)	(1.2)	(14.6)	(55.3)	(1.4)	(24.1)	(19.0)	(10.8)
Change-of-control costs	—	—	—	—	—	(9.4)	(0.6)	(0.3)	(0.3)	(8.2)

EBITDA impact of specific items	$(30.1)	$(1.2)	$(13.1)	$(1.2)	$(14.6)	$(89.7)	$(13.7)	$(37.7)	$(19.3)	$(19.0)

Segment EBITDA favourable (unfavourable) impact of specific items
Specialty printing papers	$(10.6)	$1.0	$(0.1)	$(0.5)	$(11.0)	$(47.2)	$(3.6)	$(17.6)	$(12.9)	$(13.1)
Newsprint	(4.1)	0.1	(0.1)	(0.5)	(3.6)	(19.3)	(3.9)	(7.7)	(4.0)	(3.7)
Pulp	(15.4)	(2.3)	(12.9)	(0.2)	—	(23.2)	(6.2)	(12.4)	(2.4)	(2.2)

Total	$(30.1)	$(1.2)	$(13.1)	$(1.2)	$(14.6)	$(89.7)	$(13.7)	$(37.7)	$(19.3)	$(19.0)

Segment EBITDA favourable (unfavourable) impact of restructuring and change-of-control costs only
Specialty printing papers	$(10.6)	$1.0	$(0.1)	$(0.5)	$(11.0)	$(42.2)	$(1.8)	$(14.4)	$(12.9)	$(13.1)
Newsprint	(4.1)	0.1	(0.1)	(0.5)	(3.6)	(12.9)	(0.4)	(4.8)	(4.0)	(3.7)
Pulp	(15.4)	(2.3)	(12.9)	(0.2)	—	(9.6)	0.2	(5.2)	(2.4)	(2.2)

Total	$(30.1)	$(1.2)	$(13.1)	$(1.2)	$(14.6)	$(64.7)	$(2.0)	$(24.4)	$(19.3)	$(19.0)

Curtailed production due to USW strike (000 tonnes)
Specialty printing papers	—	—	—	—	—	7.2	4.0	3.2	—	—
Newsprint	—	—	—	—	—	98.9	65.8	33.1	—	—
Pulp	—	—	—	—	—	54.7	26.8	27.9	—	—

Total	—	—	—	—	—	160.8	96.6	64.2	—	—

1	The impact of the USW strike is based on management estimates.
MANAGEMENT’S DISCUSSION AND ANALYSIS

2008 ANNUAL REPORT      45
Reconciliation of net earnings (loss) as reported to net earnings (loss) before specific items

(In millions of dollars and after-tax, except where otherwise stated)	2008	2007	2006

Net earnings (loss) as reported	$(221.1)	$(31.6)	$(15.9)
Specific items (after taxes):
Foreign exchange loss (gain) on long-term debt	69.4	(86.2)	0.2
Impairment and loss on disposal	111.0	4.9	15.4
Restructuring and change-of-control costs	20.8	42.7	—
USW strike impact	—	16.5	—
Third Avenue Management tender offer	—	—	2.2
Financing related fees	—	0.8	—
Termination fee on closure of corrugating machine	(1.2)	—	—
Income tax adjustments	(6.9)	(36.4)	(26.9)

Net earnings (loss) before specific items	$(28.0)	$(89.3)	$(25.0)

Net earnings (loss) per share in dollars:
As reported	$(0.66)	$(0.15)	$(0.07)
Before specific items	$(0.08)	$(0.42)	$(0.12)

Reconciliation of net earnings (loss) as reported to net earnings (loss) before specific items by quarter

(In millions of dollars and
after-tax, except where			2008					2007
otherwise stated)	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1

Net earnings (loss) as reported	$(221.1)	$(48.5)	$(10.9)	$(124.3)	$(37.4)	$(31.6)	$12.4	$(18.6)	$0.2	$(25.6)
Specific items (after taxes):
Foreign exchange loss (gain) on long-term debt	69.4	45.2	9.1	1.0	14.1	(86.2)	(7.4)	(28.1)	(44.1)	(6.6)
Impairment and loss on disposal	111.0	10.0	—	101.0	—	4.9	—	4.9	—	—
Restructuring and change-of-control costs	20.8	0.9	9.0	0.8	10.1	42.7	1.4	16.1	12.7	12.5
USW strike impact	—	—	—	—	—	16.5	7.7	8.8	—	—
Financing related fees	—	—	—	—	—	0.8	—	—	0.8	—
Termination fee on closure of corrugating machine	(1.2)	—	—	(1.2)	—	—	—	—	—	—
Income tax adjustments	(6.9)	1.7	—	—	(8.6)	(36.4)	(35.0)	—	(1.4)	—

Net earnings (loss) before specific items	$(28.0)	$9.3	$7.2	$(22.7)	$(21.8)	$(89.3)	$(20.9)	$(16.9)	$(31.8)	$(19.7)
Net earnings (loss) per share in dollars:
As reported	$(0.66)	$(0.13)	$(0.03)	$(0.34)	$(0.17)	$(0.15)	$0.06	$(0.09)	$—	$(0.12)
Before specific items	$(0.08)	$0.02	$0.02	$(0.06)	$(0.10)	$(0.42)	$(0.10)	$(0.08)	$(0.15)	$(0.09)

MANAGEMENT’S DISCUSSION AND ANALYSIS

46       2008 ANNUAL REPORT
The following reconciles free cash flow with cash provided by operating activities less cash used by investing activities:

Years ended December 31,
(In millions of dollars)	2008	2007	2006

Cash provided (used) by operating activities	$75.7	$(2.7)	$127.2
Cash used by investing activities	(202.9)	(83.7)	(85.8)
Proceeds from the sale of property, plant and equipment and other assets	(2.2)	(6.5)	(3.5)
Snowflake acquisition	169.8	—	—
Other investing activities	(6.6)	4.4	(3.9)
Non-cash working capital changes except changes in taxes and interest	37.8	(49.7)	9.0
Other	(26.4)	17.8	7.0

Free cash flow	$45.2	$(120.4)	$50.0

			2008					2007
(In millions of dollars)	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1

Cash provided (used) by operating activities	$75.7	$57.6	$4.4	$28.5	$(14.8)	$(2.7)	$33.5	$(33.9)	$(3.3)	$1.0
Cash used by investing activities	(202.9)	(5.9)	(12.6)	(174.0)	(10.4)	(83.7)	(17.8)	(23.7)	(22.2)	(20.0)
Proceeds from the sale of property, plant and equipment and other assets	(2.2)	0.1	(2.3)	0.1	(0.1)	(6.5)	(2.0)	(3.6)	(0.4)	(0.5)
Snowflake acquisition	169.8	—	0.3	169.5	—	—	—	—	—	—
Other investing activities	(6.6)	(7.7)	2.5	(6.4)	5.0	4.4	2.3	2.3	(0.4)	0.2
Non-cash working capital changes except change in taxes and interest	37.8	(6.6)	51.3	(29.7)	22.8	(49.7)	(35.8)	20.2	(29.6)	(4.5)
Other	(26.4)	(11.3)	(21.0)	13.2	(7.3)	17.8	1.8	(0.1)	15.5	0.6

Free cash flow	$45.2	$26.2	$22.6	$1.2	$(4.8)	$(120.4)	$(18.0)	$(38.8)	$(40.4)	$(23.2)

The following shows management’s calculation of free cash flow:

Years ended December 31,
(In millions of dollars)	2008	2007	2006

EBITDA	$159.4	$27.0	$211.0
Interest paid, net	(74.4)	(67.8)	(71.5)
Capital expenditures	(41.9)	(85.8)	(93.2)
Income taxes paid	(0.8)	(0.5)	(2.7)
Employee future benefits, net of funding	2.9	6.7	6.4

Free cash flow	$45.2	$(120.4)	$50.0

MANAGEMENT’S DISCUSSION AND ANALYSIS

2008 ANNUAL REPORT      47

			2008					2007
(In millions of dollars)	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1

EBITDA	$159.4	$64.7	$53.1	$29.5	$12.1	$27.0	$15.1	$(0.3)	$(1.9)	$14.1
Interest paid, net	(74.4)	(21.1)	(18.8)	(17.1)	(17.4)	(67.8)	(15.1)	(17.9)	(17.3)	(17.5)
Capital expenditures	(41.9)	(13.5)	(12.1)	(10.8)	(5.5)	(85.8)	(17.5)	(25.0)	(23.0)	(20.3)
Income taxes received (paid)	(0.8)	(0.7)	0.4	0.3	(0.8)	(0.5)	0.1	0.2	(0.2)	(0.6)
Employee future benefits, net of funding	2.9	(3.2)	—	(0.7)	6.8	6.7	(0.6)	4.2	2.0	1.1

Free cash flow	$45.2	$26.2	$22.6	$1.2	$(4.8)	$(120.4)	$(18.0)	$(38.8)	$(40.4)	$(23.2)

11. Critical accounting policies and estimates
The preparation of financial statements in conformity with Canadian GAAP requires companies to establish accounting policies and to make estimates that affect both the amount and timing of recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.
Note 2, “Summary of Significant Accounting Policies”, to the December 31, 2008 consolidated financial statements includes a summary of the significant accounting policies used in their preparation. While all of the significant accounting policies are important to the consolidated financial statements, some of these policies may be viewed as involving a high degree of judgement. On an ongoing basis using currently available information, management reviews its estimates, including those related to environmental and legal liabilities, impairment of long-lived assets, pension and post-retirement benefits, provision for bad and doubtful accounts, and income taxes. Actual results could differ from these estimates.
The following accounting policies require management’s most difficult, subjective and complex judgements, and are subject to a fair degree of measurement uncertainty.
Environmental and legal liabilities
Environmental and legal liabilities are recorded when it is considered probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Liabilities for environmental matters require evaluations of applicable environmental regulations and estimates of remediation alternatives and the costs thereof. Provisions for liabilities relating to legal actions and claims require judgments regarding projected outcomes and the range of loss, based on such factors as historical experience and recommendations of legal counsel.
As at December 31, 2008, the Company had a provision of $11.0 million for environmental, remedial and other obligations. The Company expects capital expenditures relating to known environmental matters, including compliance issues and the assessment and remediation of the environmental condition of the Company’s properties, will total approximately $1.7 million in 2009.
At December 31, 2008, the Company has a contingent liability related to an Energy Services agreement between the Company and Island Cogeneration No. 2 Inc., the owner of a cogeneration facility at the Company’s Elk Falls mill site. Refer to Section 7, “Contingent liability” for details regarding a dispute related to the Company’s declaration of force majeure in connection with its obligation to purchase a minimum amount of steam from the cogeneration facility.
Impairment of long-lived assets
The Company reviews long-lived assets, primarily plant and equipment, for impairment when events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. The Company tests for impairment using a two-step methodology:
(i)	Determine whether the projected undiscounted future cash flows from operations exceed the net carrying amount of the assets as of the assessment date; and

(ii)	If assets are determined to be impaired in step (i), then such impaired assets are written down to their fair value, determined principally by using discounted future cash flows expected from their use and eventual disposition.
MANAGEMENT’S DISCUSSION AND ANALYSIS

48     2008 ANNUAL REPORT
Estimates of future cash flows and fair value require judgements, assumptions and estimates and may change over time. Due to the variables associated with judgments and assumptions used in these tests, the precision and accuracy of estimates of impairment charges are subject to significant uncertainties and may change significantly as additional information becomes known. The carrying value of long-lived assets represented approximately 76% of total assets as at December 31, 2008. If future developments were to differ adversely from management’s best estimate of key assumptions and associated cash flows, the Company could potentially experience future material impairment charges.
In Q4, 2008, as a result of the decline in North American consumption of newsprint and printing and writing paper grades, the Company conducted step (i) impairment tests on its paper and pulp assets. Estimates of future cash flows used to test the recoverability of long-lived assets included key assumptions related to foreign exchange rates, forecast prices, estimated useful life of the long-lived assets, production levels, production costs, market supply and demand, inflation, weighted average cost of capital, and capital spending. The assumptions are derived from information generated internally, independent industry research firms, and other external published reports and forecasts. The useful life of the Company’s assets was estimated at 20 years for paper assets and 10 years for pulp assets. Product sales prices and foreign exchange assumption for 2009 of CDN$1.00 = US$0.90 were based on management’s best estimates incorporating independent market information as well as analysis of historical data, trends and cycles. Product sales prices and foreign exchange assumptions for years 2010 to 2013 were based on forecasts prepared by RISI, an independent external firm. The RISI foreign exchange assumption was CDN$1.00 = US$0.85 in 2010 declining to CDN$1.00 = US$0.78 by 2013. Product sales prices and foreign exchange rate assumptions for 2014 and subsequent years were estimated by management based on long-term trend pricing for product sales and a long-term expected foreign exchange rate of CDN$1.00 = US$0.88. In addition to the impairment test conducted using RISI and long-term trend assumptions for the years 2010 and beyond, the Company also prepared a second analysis applying significant discounts to the RISI and trend assumptions. In this second analysis, the foreign exchange assumption was CDN$1.00 = US$0.90 for all years and average product pricing was reduced by 7% to 18% in the years 2010 to 2012 when compared to RISI pricing assumptions. In addition, volume assumptions were reduced in each year. In this second analysis, the 5-year average results for 2008 to 2012 were then applied to each subsequent year of the useful life of the assets. The Company concluded that an impairment charge for the pulp and paper assets was not required as at December 31, 2008 as the estimated undiscounted cash flows in both cases exceeded the carrying values.
The following impairment charges were made during 2008:
o	In the second quarter, the Company recorded an impairment charge of $136.4 million on assets related to its Elk Falls sawdust pulp mill and white top linerboard operation, of which $129.0 million related to property, plant and equipment and $7.4 million related to supplies and spare-parts inventory. This was a result of the severe impact on this operation of the unavailability of sawdust fibre. The Elk Falls sawdust pulp and white top linerboard operation was permanently closed in November 2008.

o	As a result of a review undertaken by the Company of specific assets that are no longer in use or where the net realizable value has decreased due to the weak economy, the Company recorded an asset-impairment charge of $14.6 million in the fourth quarter.
Pension and post-retirement benefits
The Company maintains various employee future benefit plans, which include defined benefit pension and post-retirement benefit plans. The Company retains independent actuarial firms to perform actuarial valuations of the fair value of the Company’s defined benefit pension and post-retirement benefit plan assets and benefit obligations, and to advise on the amounts to be recorded in the Company’s financial statements. This information is determined using certain assumptions, based on historical and market data that directly impact the fair value of the assets and obligations as well as the charges disclosed in the Company’s financial statements. These assumptions include:
o	The discount rate which is used to estimate the actuarial present value of the various plan obligations. The Company, assisted by independent actuarial advisors, sets the discount rate assumption annually to reflect the rates available on high-quality debt instruments, with cash flows that are expected to match the timing and amount of expected benefit payments. As at December 31, 2008, a discount rate of 7.0% per year was determined by management in consultation with its independent actuarial advisors.

o	The long-term return on assets used to estimate the growth in the value of invested assets available to satisfy certain obligations. The Company, with the assistance of independent actuarial firms, annually sets the expected rate of return on plan assets to reflect the current view of long-term investment returns. As at December 31, 2008, a rate of return of 7.0% per year was determined by management in consultation with its independent actuarial advisors.
MANAGEMENT’S DISCUSSION AND ANALYSIS

2008 ANNUAL REPORT     49
o	Salary increases used to estimate the impact that future compensation increases will have on pension and other post-retirement obligations. As at December 31, 2008, a rate of compensation increase of 2.5% per year was determined by management in consultation with its independent actuarial advisors.

o	Health care trend rates and mortality rates used to estimate the impact that future health care costs will have on pension and post-retirement obligations. As at December 31, 2008, a health care trend rate of 7.5% per year was determined by management in consultation with its independent actuarial advisors. The health care trend rate is assumed to decline by 0.5% annually, and the ultimate health care trend rate is assumed to be 4.5%.
Actual experience can vary significantly from estimates and could materially impact the estimated cost of employee benefit plans and future cash requirements.
The following table provides a sensitivity analysis of the key weighted average economic assumptions used in measuring the accrued pension benefit obligation, and the accrued other employee future benefit and related net periodic benefit cost for 2008. This sensitivity analysis should be used with caution as it is hypothetical and changes in each key assumption may not be linear. The sensitivities in each key variable have been calculated independently of each other.

	Pension benefit plans		Other benefit plans
	Accrued benefit	Net 2008	Accrued benefit	Net 2008
(In millions of dollars)	obligation	expense	obligation	expense

Expected rate of return on assets
Impact of:
1% increase	n/a	(2.7)	n/a	n/a
1% decrease	n/a	2.7	n/a	n/a

Discount rate
Impact of:
1% increase	(27.1)	(3.9)	(20.9)	(2.4)
1% decrease	29.4	4.5	24.4	3.1

Assumed overall health care cost trend
Impact of:
1% increase	n/a	n/a	26.5	6.1
1% decrease	n/a	n/a	(22.3)	(4.4)

Provision for bad debts and allowance for doubtful accounts
The Company regularly reviews the collectibility of its accounts receivable. The Company records its allowance for doubtful accounts based on its best estimate of any potentially uncollectible accounts by highlighting those that are specifically high risk and applying judgement to determine its estimate. Consideration is given to current economic conditions and specific customer circumstances to determine the amount of any bad debt expense to be recorded. Accounts receivable balances for individual customers could potentially be material at any given time. The Company manages its credit risk principally through credit policies, which include the analysis of the financial position of its customers and the regular review of their credit limits and payment terms. The Company also subscribes to credit insurance for a majority of its receivables, periodically purchases accounts-receivable puts on certain customers, and obtains bank letters of credit for some export markets and customers. The Company’s estimate of the required allowance is a matter of judgement and the actual loss eventually sustained may be more or less than estimated.
The Company has experienced larger bad debt expense in 2008 with the difficult economic conditions and refinancing environment, particularly in the second half of the year. Three of the Company’s larger paper customers, each representing less than 5% of total sales, filed for bankruptcy protection in Canada and/or the United States. One has emerged from this process and two continue to operate under the Canadian and/or United States bankruptcy laws, and continue to purchase from the Company under certain terms and conditions. Three of the Company’s pulp customers in Europe became insolvent and have been unable to pay the balances owing to their suppliers, including the Company. For the year ended December 31, 2008, the Company recorded bad debt expense of $3.1 million (2007 — nil).
MANAGEMENT’S DISCUSSION AND ANALYSIS

50     2008 ANNUAL REPORT
As at December 31, 2008, “Accounts receivable” comprised 9.1% of total assets. Included in this balance was a provision of $3.2 million for doubtful accounts, or 1.4% of accounts receivable (as at December 31, 2007, $2.8 million for doubtful accounts, or 1.3% of accounts receivable). The Company believes its allowance for doubtful accounts as at December 31, 2008 is adequate to provide for probable losses existing in accounts receivable.
Income taxes
The amounts recorded for future income tax assets and liabilities are based on various judgments, assumptions and estimates. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates for the years in which assets and liabilities are expected to be recovered or settled. For these years, a projection is made of taxable income and estimates made of the ultimate recovery or settlement of temporary differences. The projection of future taxable income is based on management’s best estimate and may vary from actual.
The Company’s future tax assets are mainly composed of temporary differences relating to employee future benefits and loss carryforwards. Future tax liabilities are mainly composed of temporary differences pertaining to property, plant and equipment. Estimating the ultimate settlement period for these temporary differences requires judgment. The reversal of these temporary differences is expected to be at future substantially enacted rates which could change due to changes in income tax laws. As a result, a change in the timing of reversal or in the income tax rate could materially affect the future tax expense recorded in the consolidated statement of earnings. A one-percentage-point change in the Company’s reported effective income tax rate would have the effect of changing the income tax expense by approximately $2.6 million.
In addition, the Company records provisions for federal, provincial and foreign taxes based on the respective tax laws of the jurisdictions in which the Company operates and its judgment as to the appropriate allocation of income and deductions to those jurisdictions. Canadian, U.S. and international tax laws are subject to interpretation and the Company’s judgment may be challenged by taxation authorities. In such circumstances, the final resolution of these challenges can result in settlements that differ from the Company’s estimated amounts.
12. Changes in accounting policies
On January 1, 2008, the Company adopted the following new pronouncements issued by the Canadian Institute of Chartered Accountants (“CICA”):
Section 1535, Capital Disclosures
Section 1535, Capital Disclosures, requires entities to provide additional disclosures relating to the Company’s objectives, policies, and processes for managing capital.
Section 3031, Inventories
Section 3031, Inventories, provides more guidance on the measurement and disclosure requirements for inventories. significantly to the Company, the new recommendations require raw materials to be recorded at the lower of cost or net realizable value (“NRV”) with NRV determined on an as-converted-to-finished-goods basis for all raw materials to be used in the production of finished goods, allow the reversals of previous write-downs to NRV when there is a subsequent increase in the value of inventories, and include more detailed guidance on the classification of spare parts between inventories and capitalized equipment. The Company has adopted this standard with a prospective application on January 1, 2008. Upon adoption, the Company recorded a write-down of $3.8 million to opening raw materials inventory and adjusted its opening balances of retained earnings by $2.6 million, net of taxes. In addition, the Company has reclassified $5.7 million of its maintenance spare parts from “Inventories” to “Property, plant and equipment”.
Section 3862, Financial Instruments — Disclosures and Section 3863, Financial Instruments — Presentation
Section 3862, Financial Instruments — Disclosures, and Section 3863 Financial Instruments — Presentation replace Section 3861 Financial Instruments — Disclosure and Presentation. Section 3862 requires additional disclosures, relative to those previously required, with an emphasis on risks associated with both recognized and unrecognized financial instruments to which an entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives.
Section 1400, General Standards of Financial Statement Presentation
In 2008, the CICA revised Handbook Section 1400, General Standards of Financial Statement Presentation. The revision to this section provides additional guidance related to management’s assessment of the Company’s ability to continue as a going concern. This revision is effective for fiscal years beginning on or after January 1, 2008. The standard did not have a material impact on the Company’s consolidated financial statements for the year ended December 31, 2008.
MANAGEMENT’S DISCUSSION AND ANALYSIS

2008 ANNUAL REPORT     51
13. Impact of accounting pronouncements affecting future periods
In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets which replaced existing Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development. The new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The Company does not have any goodwill and other intangible assets and as such, the new standard is not expected to have any impact on the Company’s consolidated financial statements.
International financial reporting standards
In February 2008, the CICA Accounting Standards Board confirmed that the changeover to International Financial Reporting Standards (“IFRS”) from Canadian GAAP will be required for publicly accountable enterprises effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. This decision establishes standards for financial reporting with the aim of consistency in the global marketplace.
In June 2008, the Canadian Securities Administrators proposed that Canadian public companies which are also Securities Exchange Commission (“SEC”) registrants, could retain the option to prepare their financial statements under U.S. GAAP instead of IFRS. In August 2008, the SEC agreed to publish for public comment a proposal recommending that U.S. issuers be required to adopt IFRS using a phased-in approach based on market capitalization, starting in 2014. The Company is currently considering the implications of conversion to U.S. GAAP as opposed to IFRS and expects to make a final determination during 2009.
While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences on recognition, measurement, and disclosures. With the assistance of an external party, the Company has completed an initial scoping phase which involves performing a high-level impact assessment to identify key areas that may be impacted by the transition to IFRS and the major areas where significant complexities or key decisions are required by management prior to implementation. The analysis of IFRS and comparison with currently applied accounting principles has identified a number of differences. Although the Company has not yet determined the full effects of adopting IFRS, key areas where changes in accounting policies are expected are as follows:
Property, plant and equipment
Consistent with Canadian GAAP, under IFRS, separable components of property, plant and equipment (“PP&E”) are recognized initially at cost. Under International Accounting Standards (“IAS”) 16, Property, Plant and Equipment, an entity is required to choose, for each class of PP&E, to use either the cost model (consistent with Canadian GAAP) or the revaluation model. Under the revaluation model, an item of PP&E is carried at its revalued amount, being its fair value at the date of the revaluation less any accumulated amortization and accumulated impairment losses. Increases in fair value are recorded in a revaluation surplus account in equity while decreases in fair value serve to reduce the revaluation surplus account, related to the asset, with any excess recognized in income.
For major maintenance, IFRS allows for major inspections and overhauls to be accounted as a separate component of PP&E if the component is used for over one period. This treatment is only intended for use for major expenditures that occur at regular intervals over the life of the asset as costs of routine repairs and maintenance will continue to be expensed as incurred. The major maintenance required on the Company’s plant and equipment would likely qualify for treatment under this standard and would allow for additional amounts to be capitalized and amortized.
Impairments
Under Canadian GAAP for assets other than financial assets, a write-down to estimated fair value is recognized if the estimated undiscounted future cash flows from an asset or group of assets is less than their carrying value. Under IAS 36, Impairment of Assets, a write-down is recognized if the recoverable amount, determined as the higher of the estimated fair value less costs to sell or value in use is less than carried value. Consistent with Canadian GAAP, impairments are measured at the amount by which carried value exceeds fair value less costs to sell.
Currently Canadian GAAP requires a two-step impairment test in which the Company must first compare undiscounted cash flows to the carrying value of the assets, and only if the cash flows are below the carrying value does management need to discount the cash flows to calculate impairment. Under IFRS the impairment calculation is a one-step process in which discounted cash flows are compared to the carrying value of assets. This may lead to additional write-downs where carrying values of assets were previously supported under Canadian GAAP on an undiscounted cash flow basis, but could not be supported on a discounted cash flow basis.
MANAGEMENT’S DISCUSSION AND ANALYSIS

52     2008 ANNUAL REPORT
IFRS also requires the reversal of any previous impairment losses where circumstances have changed such that the impairments have reduced. Canadian GAAP prohibits reversal of impairment losses. This could result in greater variability in earnings, carrying values of PP&E, and balances in shareholders’ equity.
Share-based payments
The Company issues stock-based awards in the form of stock options that vest evenly over a three-year period. Under Canadian GAAP, the Company recognizes the fair value of the award, determined at the time of the grant, on a straight-line basis over the three-year vesting period. Under IFRS the fair value of each tranche of the award is considered a separate grant based on the vesting period with the fair value of each tranche determined separately and recognized as compensation expense over the term of its respective vesting period. Accordingly, this will result in a higher amount of each grant being recognized in income at a faster rate than under Canadian GAAP.
Employee benefits
IAS 19, Employee Benefits, requires the past-service cost element of defined benefit plans to be expensed on an accelerated basis, with vested past-service costs expensed immediately and unvested past-service costs recognized on a straight-line basis until the benefits become vested. Under Canadian GAAP, past-service costs are generally amortized on a straight-line basis over the average remaining service period of active employees expected under the plan, unless all, or almost all, of the employees are no longer active, in which case such costs are amortized over the average life expectancy of the former employees. In addition, actuarial gains and losses are permitted under IAS 19 to be recognized directly in equity rather than through profit or loss. IFRS also provides an option to recognize all cumulative actuarial gains and losses existing at the date of transition immediately in retained earnings.
Asset retirement obligations
Under Canadian GAAP the Company would only record an asset retirement obligation (“ARO”) if there was a legal requirement to incur restoration costs. Under IFRS the threshold for recognizing a liability is a legal or constructive obligation. The difference in standards may require the Company to review each of the mill’s business plans to determine if there are any actions planned by management that would create a constructive obligation to record an ARO upon adoption of IFRS.
Provisions
IAS 37, Provisions, Contingent Liabilities and Contingent Assets, requires a provision to be recognized when there is a present obligation as a result of a past transaction or event and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the obligation. Probability is based on a “more likely than not” threshold. Under Canadian GAAP, the criterion for recognition in the financial statements is “likely”, which is a higher threshold. It is possible that there may be some legal, bad debt or contingent provisions which would meet the recognition criteria under IFRS that were not previously recognized under Canadian GAAP.
First-time adoption of IFRS
Adoption of IFRS requires the application of First-time Adoption of International Financial Reporting Standards (“IFRS 1”) which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 lists specific exemptions the Company may use when first adopting IFRS. The most significant exemptions to the Company are as follows:
Business combinations
For business combinations that occurred before the transition date, the Company has the choice to restate all of these business combinations to IFRS standards, restate all business combinations after a particular date, or not to restate any of the business combinations. Assets and liabilities acquired in an un-restated business combination that were recognized under Canadian GAAP and do not qualify for recognition under IFRS are then de-recognized.
Fair-value or revaluation as deemed cost
IFRS requires PP&E to be measured at a cost in accordance with IFRS (breaking down material items into components and amortizing each one separately). However, upon transition IFRS permits an asset to be recorded at deemed cost which is the fair value at date of transition, or an event-driven valuation (i.e., when an entity was privatized). The exemption noted above may be applied to individual items of PP&E. Any write-up of the asset to a fair value above cost will be recorded in retained earnings as a revaluation reserve.
Employee benefits
In the year of adoption the Company is able to recognize all cumulative actuarial gains and losses at the date of transition and book an adjustment to opening retained earnings. This election must be applied to all benefits and cannot be made on a plan-by-plan basis.
MANAGEMENT’S DISCUSSION AND ANALYSIS

2008 ANNUAL REPORT     53
Cumulative translation adjustment
IAS 21, The Effects of Changes in Foreign Exchange Rates, requires a company to determine the translation differences in accordance with IFRS from the date on which a subsidiary was formed or acquired. IFRS allows cumulative translation differences for all foreign operations to be deemed zero at the date of transition with reclassification of the previous amount made to retained earnings.
See note 30, “Reconciliation of Canadian and United States Generally Accepted Accounting Principles”, of the Company’s consolidated financial statements for the year ended December 31, 2008 for the impact of U.S. GAAP on the Company’s consolidated earnings and consolidated balance sheets.
14. Risks and uncertainties
The Company produces and markets pulp and paper products that are sold globally. The Company seeks to differentiate its product lines from those of other producers by supplying specialty products that add value for customers. However, like most companies in the forest products industry in North America, the Company faces business risks and uncertainties. These fall into the general business areas of markets, international commodity prices, currency exchange rates, environmental issues, fibre supply, government regulation and policy, and for Canadian companies, trade barriers and potential impacts of Aboriginal rights, including unresolved Aboriginal land claims in B.C.
In order to address these risks and effectively manage them, the Company’s management has developed a process for managing risk and the interrelationships risks have with the Company’s strategic plan. The Company provides regular updates to the Audit Committee, works with corporate and operational management to identify, measure, and prioritize the critical risks facing the Company, and manages these risks by ensuring that they are adequately addressed through mitigating procedures where appropriate. The objectives of the risk-management function include developing a common framework for understanding what constitutes principal business risks, ensuring that risk management activities are aligned with business strategies, and providing an effective mechanism for governance in the area of risk management.
The following is a discussion of the principal uncertainties to which the Company is subject:
The Company’s business is of a cyclical nature and its product prices may fluctuate significantly

The pulp and paper industry is a commodity market in which producers compete primarily on the basis of price. Prices for the Company’s products have fluctuated significantly in the past and may fluctuate significantly in the future, principally as a result of market conditions of supply and demand, as well as changes in exchange rates. In addition, demand for the Company’s products is traditionally weaker in the first half of the year. The markets for pulp and paper products, including the Company’s products, are highly variable and are characterized by periods of excess product supply due to many factors, including:
o	additions to industry capacity;

o	increased industry production;

o	periods of insufficient demand due to weak general economic activity or other causes; and

o	reduced inventory levels held by customers.
Demand for forest products is generally correlated with global economic conditions and in particular, consumption of pulp and paper products is primarily driven by levels of advertising. In periods of economic weakness, reduced spending by consumers and businesses results in decreased demand for forest products, resulting in lower product prices and possible manufacturing downtime. As a result of the significant weakening of the North American and global economies in 2008, market conditions are expected to be challenging throughout 2009. Adverse effects on the demand for the Company’s products may decrease its sales, operating income and cash flows. In addition, newsprint is a mature market in North America and North American demand declined in 2008 by 11.2% from 2007, and 10.5% in 2007 from 2006. The Company believes this decline in newsprint demand will continue, although it is able to partially mitigate the impact through its ability to switch from newsprint to other paper grades.
Trends in advertising, electronic data transmission and storage, and the internet could have further adverse effects on traditional print media including the Company’s products and those of its customers. The Company’s newspaper, telephone directory and retail customers may make increasing use of other forms of media and advertising instead of newsprint, uncoated mechanical and coated mechanical papers made by the Company. The extent to which the use of other media sources will reduce demand for the Company’s products, and the timing of any such reduction is unknown.
MANAGEMENT’S DISCUSSION AND ANALYSIS

54     2008 ANNUAL REPORT
The Company’s earnings are sensitive to price changes for its principal products, with the effect of price changes on newsprint and mechanical specialty printing paper grades being the greatest. Additionally, even though the Company’s costs may increase, its customers may not accept price increases for its products or the prices for its products may decline. As the Company’s financial performance is principally dependent on the prices it receives for its products, prolonged periods of low prices, customer refusal to accept announced price increases or significant cost increases that cannot be passed on in product prices may be materially adverse to the Company.
The Company is subject to the risks of exchange rate fluctuations
Nearly all of the Company’s sales are based upon prices that are set in U.S. dollars, while a substantial portion of its costs and expenses are incurred in Canadian dollars and its results of operations and financial condition are reported in Canadian dollars. The value of the Canadian dollar in relation to the U.S. dollar has increased significantly in recent years. An increase in the value of the Canadian dollar relative to the U.S. dollar would reduce the amount of revenue in Canadian dollar terms realized by the Company from sales made in U.S. dollars. This would reduce the Company’s operating margin and the cash flow available to fund its operations and to service the portion of its debt that is denominated in Canadian dollars.
Fluctuations in foreign currencies affect the Company’s competitive position in world markets. Apart from the value of the Canadian dollar relative to the U.S. dollar, the Company’s competitiveness in world markets is also affected by the relative strength of the currencies of other producing countries compared to the Canadian dollar.
The Company is also exposed to currency exchange risk on debt denominated in U.S. dollars, including its existing 8.625% senior notes and 7.375% senior notes. For the purposes of financial reporting, any change in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period would result in a foreign currency gain or loss on the translation of any U.S. dollar cash and cash equivalents or U.S. dollar denominated debt into Canadian currency. Consequently, the Company’s reported earnings could fluctuate materially as a result of foreign exchange translation gains or losses.
Under a Board-approved foreign exchange risk management program, the Company manages a portion of its currency exposure through the use of currency options and forward contracts to hedge anticipated future sales denominated in foreign currencies and U.S. dollar denominated debt. The Company’s hedging policy for revenues includes 33% to 67% of 0- to 12-month and 0% to 25% of 13- to 24-month U.S. dollar net exposure. The revenue hedge program offsets the impact of any rapid movements in currency by 20% to 50% over the near term. In addition, the Company considers future U.S. dollar revenues to provide a partial natural hedge for its U.S. dollar denominated debt. The Company’s hedging policy for its U.S. dollar denominated debt includes 0% to 60% of U.S. dollar net exposure. However, no assurance can be made that the Company will engage in any hedging transactions or, if it decides to engage in any such transactions, that it will be successful in eliminating currency exchange risks and that changes in currency exchange rates will not be materially adverse to the Company.
The Company faces significant global competition
The markets for the Company’s products are highly competitive on a global basis. The Company generally competes with American, European and Asian producers. Many of these competitors are larger and have greater financial resources than the Company does and some of the mills operated by the Company’s competitors are lower-cost producers than the mills the Company operates.
In addition, the following factors will also affect the Company’s ability to compete:
o	the quality of its products and customer service;

o	its ability to maintain high plant efficiencies and operating rates and thus lower manufacturing costs;

o	the cost of energy; and

o	the availability, quality and cost of fibre and labour.
Some of the Company’s competitors have lower energy, fibre and labour costs and fewer environmental and governmental regulations to comply with than the Company does. Others are larger in size, allowing them to achieve greater economies of scale on a global basis. If the Company is unable to successfully compete on a global basis and achieve sufficient economies of scale, it may be materially adverse to the Company.
MANAGEMENT’S DISCUSSION AND ANALYSIS

2008 ANNUAL REPORT     55
The Company faces risks related to its international sales
A significant portion of the Company’s sales are outside of Canada. For example, for the year ended December 31, 2008, approximately 86% of the Company’s pulp sales volume and 17% of its paper sales volume were derived from markets outside of Canada and the United States. As a result, the Company faces a number of risks and challenges, including:
o	the effective marketing of its products in these global regions;

o	restrictive governmental actions such as the imposition of trade quotas, tariffs and other trade barriers and restrictions on transfers of funds;

o	changes in non-Canadian labour laws and regulations affecting its ability to hire, retain or dismiss employees;

o	the need to comply with multiple and potentially conflicting laws and regulations;

o	unfavourable business conditions or political or economic instability in any particular country or region; and

o	higher transportation costs reflecting increases in the cost of oil; and

o	difficulty in obtaining distribution and logistics support.
Under the terms of a distribution agreement relating to sales of paper in certain of these international markets, representing approximately 5% of its paper sales volume for the year ended December 31, 2008, either party may terminate the agreement on six months’ notice. The Company has recently served notice under this agreement of its intention to terminate the agreement at the end of April 2009. The Company is in the process of establishing its own network of agents that will allow the Company to increase its market penetration internationally and at lower cost than its previous arrangements.
The Company is exposed to fluctuations in the cost and supply of wood fibre
As the Company has no significant timber holdings, operations are dependent on the supply of wood fibre by third parties. Approximately 60% of the Company’s fibre needs are provided by five suppliers. The Company’s fibre supply could be reduced as a result of events beyond its control, such as industrial disputes, natural disasters, material curtailments and shutdown of operations by suppliers for market or other reasons. Market-related curtailments or shutdowns by fibre suppliers can be influenced by both seasonal and cyclical factors such as raw-material availability, finished-goods inventory levels, interest rates or underlying demand for lumber in key markets.
Long-term fibre agreements with third parties are conducted at either market prices or at prices determined under pulp-price-based formulas and represent approximately 64% of the Company’s pulp and paper mills’ wood fibre requirements. The solid wood segment of B.C.’s forest industry has undergone significant consolidation and downsizing in recent years, so no assurance can be made that the Company will continue to be able to access wood fibre at the same levels achieved in the past; therefore, fibre costs have the potential to be adversely impacted by forces beyond the Company’s control.
In 2008, housing starts in the United States declined approximately 33% from 2007, which was already 25% below the level of 2006. By the end of 2008, seasonally adjusted annualized housing starts were almost 50% less than a year earlier. The weak United States housing market and the deteriorating economic conditions have caused B.C.’s lumber producers to curtail production. The result is that the Company’s fibre suppliers are not able to supply the Company with historical wood-fibre levels. In early 2008, the Company announced curtailments of some of its operations as a result of its inability to obtain sufficient fibre to enable it to run at full capacity. In addition, the Company permanently closed its Elk Falls sawdust pulp mill and white top linerboard operation due to unavailability of sawdust fibre. Further pulp or paper production curtailments may be required if lumber production continues to decline.
The current infestation of the mountain pine beetle in the interior of B.C. has reduced the long-term fibre supply in that region. The beetle attacks lodgepole pine forests and once attacked, pine trees typically die within a year. Approximately 30% of the Company’s fibre supply comes from the B.C. interior and it is used primarily by the Powell River paper mill and Crofton kraft pulp mill. In three to five years time, the infestation could have a significant impact on the availability and cost of fibre used by those mills.
In addition, government regulations and aboriginal issues may also lower the supply of wood fibre. The province of B.C. owns approximately 95% of all timberlands and could introduce legislation to reduce wood-fibre supply. Aboriginal groups have claimed aboriginal title over substantial portions of B.C.’s timberlands, including areas where the forest tenures held by the Company’s suppliers are located. Although the renewal of forest tenures held by the Company’s suppliers may be adversely impacted by claims of aboriginal title, the specific impact cannot be estimated at this time.
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56     2008 ANNUAL REPORT
The Company is also a large consumer of ONP which is used to manufacture de-inked pulp (DIP). DIP is used as fibre for the Company’s recycled products. The Company’s ownership of Western Canada’s largest paper recycling facility located in Coquitlam, B.C., enables it to produce 100% of the DIP required by its mills in B.C. While the supply of ONP to this facility remains reliable, there is a risk that sufficient quantities of ONP may not be available to support full operation of the recycling facility or that prices for ONP may rise beyond the point at which the facility can be operated profitably. The price of ONP may be impacted by a number of factors such as export demand, recovery rates and other factors beyond the control of the Company.
The Snowflake mill makes 100% recycled newsprint from ONP. There is a risk that sufficient quantities of ONP will not be available to the Company to support Snowflake’s full operations or that prices for ONP will rise beyond the point at which the mill can be operated profitably. The price of ONP may be impacted by a number of factors such as export demand, recovery rates and other factors beyond the control of the Company.
The Company’s substantial debt may impair its financial and operating flexibility
As of December 31, 2008, the Company had outstanding approximately $864.3 million of recourse debt on a consolidated basis. This amount excludes non-recourse debt in the amount of $94.4 million as of December 31, 2008 owed by a joint venture in which the Company has a 50.0% interest, which it consolidates into its accounts because it is a variable-interest entity in which the Company is the primary beneficiary.
The Company has a $330.0 million asset based revolving operating facility, which matures in August 2013. Collateral provided consists of the accounts receivable, inventories, and cash of the Company as well as a first charge on the PP&E of the Snowflake mill. Availability under the ABL Facility is determined by a borrowing base, calculated primarily on balances of eligible accounts receivable and inventory, less certain reserves. As of December 31, 2008, the borrowing base was $263.3 million. As of December 31, 2008, $60.1 million was drawn on the ABL Facility and, after giving effect to $27.9 million of outstanding letters of credit, $175.3 million was available to the Company to be drawn under the ABL Facility. For further details refer to Section 5, “Liquidity and capital resources” under “Capital resources”.
The ABL Facility includes financial covenants to maintain shareholders’ equity above $639 million, maintain excess availability above $35 million and to not make capital expenditures in excess of 120% of the annual budget.
The Company’s debt agreements contain, and future debt agreements will likely contain, various restrictive and financial covenants, including restrictions on its ability to incur debt, sell assets, make investments, pay dividends, secure liens, enter into transactions with affiliates and enter into mergers and consolidations. All of these restrictions, together with the Company’s substantial debt, could:
o	limit its ability to obtain additional financing to fund growth, working capital, capital expenditures, debt-service requirements or other purposes;

o	limit its ability to use operating cash flow in other areas of its business, because it must use a portion of these funds to make principal and interest payments on its debt;

o	increase its vulnerability to interest rate fluctuations because the debt under its ABL Facility is at variable interest rates;

o	limit its ability to compete with competitors who have more flexibility as to the use of their cash flow;

o	limit its ability to make investments or take other actions; and

o	limit its ability to react to changing market conditions, changes in its industry and economic downturns.
The Company’s ability to satisfy its debt obligations will depend upon its future operating performance and its ability to obtain additional debt or equity financing, when necessary. Prevailing economic conditions and financial, business and other factors beyond its control may affect the Company’s ability to make these payments. For example, depressed market conditions have been and in the future may be materially adverse to the Company. If in the future the Company cannot generate sufficient cash from operations to meet its obligations, it will need to renegotiate its loan agreements, refinance all or part of its notes, obtain additional financing or sell assets. No assurance can be made that the Company’s business will generate sufficient cash flow or be able to obtain the funds necessary to satisfy these obligations or that it will be able to obtain additional or alternative financing. The Company may from time to time purchase its debt securities in the open market.
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2008 ANNUAL REPORT     57
Similarly, if the Company breaches or is unable to meet the restrictions or financial covenants under its ABL Facility or under the indentures relating to its 7.375% and 8.625% senior notes, or other credit facilities and debt agreements it may enter into in the future, the Company would have to cure the default, obtain a waiver of the default or enter into an appropriate amendment to these agreements. If the Company is not able to cure such default, obtain such waiver or enter into such amendment, a significant portion of its debt, including all of its secured debt, would become immediately due and payable. The Company may not have, or be able to obtain, sufficient funds to make accelerated debt payments if so required. No assurance can be made that the Company will be able to effectively cure a breach or obtain debt or equity financing or sell assets as an alternative means of responding to a breach. As of December 31, 2008, the Company was in compliance with the covenants under both its agreement governing its ABL Facility and the indentures governing its 7.375% and 8.625% senior notes. The Company’s fixed-charged coverage ratio under the senior notes, calculated on a trailing 12-month basis, was 2.1:1 as of December 31, 2008. If the Company’s fixed-charge coverage ratio is below 2.0:1, under the terms of these indentures, it may not pay dividends and the Company is limited as to the amount of additional debt it may incur.
The Company’s ABL Facility provides it with financing at floating interest rates. Future debt instruments may also be based on floating interest rates. The interest rates charged on the ABL Facility depend on the excess availability the Company has under the facility. Accordingly, changes in excess availability reduce or increase the Company’s borrowing costs.
The Company has incurred losses in recent periods and may incur losses in the future which may affect ongoing operations
As of December 31, 2008, the Company had recorded net losses in eight of the last 12 quarters. The Company believes these losses arose primarily as a result of the strengthening Canadian dollar and, more recently because of increased fibre costs, fibre shortages and weaker market conditions, leading to production curtailments and higher energy costs. If the Company’s revenues do not increase sufficiently, or even if its revenues increase but it is unable to manage its expenses, it will not achieve and maintain profitability in future periods. Should the Company continue to be unable to return to sustained profitability in future periods, it may, over time, need to rely to a greater extent on its ABL Facility and, if necessary, additional sources of funding.
Labour disruptions could have a negative impact on the Company’s business
Approximately three quarters of the Company’s existing pulp and paper mill employees in its Canadian operations are members of the Communications, Energy & Paperworkers Union of Canada (“CEP”), the Pulp, Paper and Woodworkers of Canada (“PPWC”) or the Canadian Office and Professional Employees Union (“COPE”). Collective agreements with the CEP and PPWC locals at Crofton, Elk Falls, and Powell River were renegotiated in 2008 and expire in April 2012. A collective agreement with CEP locals at Port Alberni was also renegotiated in 2008 and expires in April 2013. Distribution centre employees are members of the Christian Labour Association of Canada (“CLAC”) and 17 employees at the Port Alberni operations are members of COPE. The collective agreements with each of CLAC and COPE expire in April 2012. Most hourly employees at the Snowflake mill are members of the United Steelworkers Union (“USW”) or the International Brotherhood of Electrical Workers (“IBEW”). Hourly employees of Apache Railway are members of the United Transportation Union (“UTU”) or Carpenters Union. The collective agreements with the USW and IBEW expire in 2010 and the collective agreement with the UTU and Carpenters Union expires in 2011. The Company does not anticipate labour disruptions in its operations.
Many of the Company’s suppliers and service providers are unionized. Strikes or work stoppages by members of those unions could result in a significant disruption of operations or higher operating costs, which could be materially adverse to the Company.
Negotiations between the B.C. Maritimes Employers’ Association and the International Longshoreman Workers’ Union are ongoing. In the event the parties fail to reach a labour agreement and a work stoppage occurs, the Company’s sales to international customers would be disrupted.
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58     2008 ANNUAL REPORT
Claims of aboriginal title and rights in Canada may affect the Company’s operations
The Company’s ability to operate its manufacturing facilities may also be affected by aboriginal groups’ claims of aboriginal title and rights. The governments of Canada and B.C. have established a formal process to negotiate settlements with aboriginal groups throughout B.C. in order to resolve these land claims. It is the policy of the governments that ownership of lands held in fee simple by third parties such as the Company will not be affected by treaty negotiations. In the case of the Powell River mill, the site has been included in areas to which an aboriginal group has asserted aboriginal title both through treaty negotiations with government and by commencing an action in 2005 in the Supreme Court of B.C. While the Company and other industrial companies have been named as parties in the court proceeding along with the governments of Canada and B.C., counsel for the aboriginal group has advised the Company that the plaintiffs are currently negotiating with these two governments and have no intention of proceeding with the action at this time. Based on the history of similar proceedings, the Company expects that it would take many years before a final court decision could be rendered if the court proceeding were pursued.
Recent Supreme Court of Canada decisions have confirmed that the governments of Canada and B.C. are obligated to consult with and, in certain circumstances, accommodate aboriginal groups whenever there is a reasonable prospect decisions, such as a decision to issue or amend a regulatory permit, may affect aboriginal groups’ rights or title. This duty of consultation and accommodation may affect the Company’s ability to obtain or amend necessary regulatory permits on a timely basis and may influence the conditions set out in such permits.
Increases in energy costs could have a negative impact on the Company’s business
The Company is a significant consumer of electrical power. The Company’s electricity supply agreements are provincially regulated, and historically pricing has been very stable. However, in recent years BC Hydro and Power Authority (“BC Hydro”) has sought, and to some extent achieved, rate increases above historical levels. Although much of the impact of these rate increases has been offset by the Company through reductions in usage at the highest incremental power rate, the Company expects BC Hydro rate increases to be more significant in the future in response to a new B.C. energy policy mandating self-sufficiency by 2016 and reflecting the higher cost of marginal resources. The Company believes that B.C.’s electricity rates will continue to be low relative to other regions in North America, although future changes in electricity prices could have a significant impact on the Company’s earnings.
Production curtailments taken by the Company, and the resultant drop in power consumption, may trigger a reset of the consumption baseline used by BC Hydro to calculate the split of the Company’s electricity supply between a lower cost “Tier 1” portion and a higher cost “Tier 2” portion. If such an event occurred, it could increase the Company’s power costs by up to $20 million per year beginning in April 2009. The Company is working with BC Hydro to minimize this risk.
The majority of the Company’s fossil fuels, particularly oil and natural gas, are purchased on the spot market, which can fluctuate significantly depending on various external factors. The Company has sought to reduce the cost of energy by reducing fossil fuel usage through increased use of wood waste (“hog fuel”) and has invested in energy efficient hog fuel boilers at its mills. However, hog fuel availability is dependant on sawmill operating rates which are subject to the strength of the lumber market. In 2007 and 2008, the Company has had to increase fossil fuel usage to offset hog fuel shortages.
A portion of the Company’s exposure to fluctuating fossil fuel prices is managed through the use of financial instruments and physical supply agreements, under a Board-approved energy program. The Company’s energy hedging policy is restricted to 10% to 70% of the net exposure for oil and gas. In addition, where technically feasible and subject to emissions permits, the Company reduces its exposure to fossil fuel prices through the substitution of lower-priced alternatives.
Freight charges and chemical expenses also vary with oil and diesel fuel prices.
The Company is subject to significant environmental regulation
The Company is subject to extensive environmental laws and regulations. These environmental laws and regulations impose stringent standards on the Company regarding, among other things:
o	air emissions;

o	water discharges;

o	use and handling of hazardous materials;

o	use, handling and disposal of waste; and

o	remediation of environmental contamination.
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2008 ANNUAL REPORT     59
The Company may be required to incur substantial costs to comply with environmental laws. Enforcement of existing environmental laws and regulations has become increasingly strict. Some of the Company’s operations are also subject to stringent permitting requirements and from time to time it faces opposition to construction or expansion of proposed facilities, such as landfills. The Company may discover currently unknown environmental liabilities in relation to its past or present operations or at its current or former facilities, or it may be faced with difficulty in obtaining project approvals in the future. These occurrences may (i) require site or other remediation costs to maintain compliance or correct violations of environmental laws and regulations, (ii) result in denial of required permits, (iii) result in governmental or private claims for damage to person, property or the environment, or (iv) result in civil or criminal fines and penalties or other sanctions.
On February 20, 2008, the B.C. government announced a broad-based carbon tax on fossil fuels, commencing July 1, 2008. For the six months ended December 31, 2008, the Company paid $1.2 million related to this carbon tax and the impact may increase in future years, depending on the Company’s ability to decrease its use of fossil fuel.
The federal government of Canada has indicated its intent to regulate priority air pollutants and greenhouse gases (“GHG”) under the Clean Air Act and the Canadian Environmental Protection Act. The forest products sector is named as one of the targeted sectors for regulation in each case. The priority air pollutants include particulate matter (PM) and sulphur oxides (SOx). Under the proposed targets the Company’s Crofton mill may be required to make PM and SOx emission reductions by 2015. The cost of making any such reductions is presently unknown. The federal government has also established proposed GHG intensity targets which require an 18% emission intensity reduction by 2010, a 26% reduction by 2015, and a 33% reduction by 2020 – all based on 2006 emissions. Due to the extensive reductions achieved by the Company’s operations since 1990 and the favourable treatment of steam and electricity by the federal policy, the Company expects to be able to meet these GHG targets.
The province of B.C. is a signatory to the Western Climate Initiative (WCI), an organization of four provinces and seven U.S. states, whose mandate is to achieve a 15% reduction in greenhouse gases below 2005 levels among member entities by 2020. In addition, the B.C. government has announced a goal of reducing the provincial release of greenhouse gases by 33% by 2020, based on 2007 levels, with interim targets of 6% by 2012 and 18% by 2016. It is too early to determine the impact on the Company and whether the Company will have a deficit or surplus of carbon credits under any relevant regulatory scheme.
The finalization of Canadian federal and provincial climate change regulation may depend, in part, on regulatory initiatives undertaken in the U.S. It is therefore too early to determine the overall impact of these initiatives on the Company or when they may come into effect.
The new administration in the United States has indicated its intention to introduce more stringent environmental regulation and implement policies designed to reduce greenhouse gas emissions. It is too early to determine the impact such legislation and policies will have on the Company’s Snowflake operations, but the Company could be required to incur additional capital expenditures, purchase offset credits, or take other actions that increase the Snowflake mill’s capital or operating costs.
Additional regulatory initiatives may be implemented in other jurisdictions to address greenhouse gas emissions and other climate-change related concerns. If and to the extent the Company operates or offers its products for sale in such jurisdictions it may be required to incur additional capital expenditures, operating costs or mitigating expenses (such as carbon taxes) to comply with any such initiative.
The Company is dependent on the supply of certain raw materials
In addition to wood fibre and ONP, the Company is dependent on the supply of certain chemicals and other inputs used in its production facilities. Any disruption in the supply of these chemicals or other inputs could affect its ability to meet customer demand in a timely manner and would harm its reputation. Any material increase in the cost of these chemicals or other inputs could have a negative impact on the Company’s business.
Increases in capital and maintenance expenditures and equipment failures could have a negative impact on the Company’s business
The Company’s business is capital intensive. Its annual capital expenditures may vary due to fluctuations in requirements for maintenance, business capital, expansion and as a result of changes to environmental regulations that require capital for compliance. In addition, the Company’s senior management and Board of directors may approve projects in the future that will require significant capital expenditures. Further, while the Company regularly performs maintenance on its manufacturing equipment, key pieces of equipment in its various production processes may still need to be repaired or replaced. The costs
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60     2008 ANNUAL REPORT
of performing maintenance and capital work and repairing or replacing equipment, and the associated down time, could have a negative impact on the Company’s business. In addition, the Company may temporarily suspend its operations at one or more of its manufacturing facilities to perform necessary maintenance or capital work. These temporary suspensions of operations could affect the Company’s ability to meet customer demand in a timely manner. Any such failure to meet customer demand would harm the Company’s reputation and could be materially adverse to the Company.
The Company may be subject to periodic litigation which could result in unexpected expenditures of time and resources
The Company may from time to time become party to claims and litigation proceedings, which are generally related to contract disputes and employment law. Such matters are subject to many uncertainties and the Company cannot predict with assurances the outcomes and ultimate financial impacts of them. There can be no guarantees that actions that may be brought against the Company in the future will be resolved in its favour or that the insurance the Company carries will be available or paid to cover any litigation exposure. Any losses from settlements or adverse judgments arising out of these claims could be materially adverse to the Company.
The Snowflake mill is dependent on the Little Colorado River for its water requirements. The Little Colorado River Adjudication, filed in 1978, is pending in the Superior Court of Arizona, Apache County. The purpose of this adjudication is to determine the nature, extent and relative priority (if applicable) of the water rights of all claimants to the Little Colorado River system and source. There are more than 3,500 claimants, including Snowflake. Native American tribes and the United States government contend that Snowflake’s withdrawal and use of water impermissibly interfere with water rights based on applicable U.S. federal law. The prior owners of Snowflake denied this contention. However, an adverse determination could restrict Snowflake’s access to water.
Refer to Section 7, “Contingent liability” for details regarding a dispute related to the Company’s declaration of force majeure in connection with its obligation to purchase a minimum amount of steam from the cogeneration facility at the Elk Falls mill site.
The Company extends trade credit to its customers and they may not pay the company promptly or in full
The Company extends trade credit to most of its customers to facilitate the purchase of its products. The Company relies on the creditworthiness of such customers. Some of the Company’s customers operate in highly competitive, mature, cyclical or low-margin businesses. Some are highly levered financially or experiencing negative cash flows such that they may need to refinance, restructure, file for bankruptcy protection or go bankrupt. In 2008, three of the Company’s largest customers, each representing less than 5% of sales, filed for bankruptcy protection in Canada and/or the United States. Volatile capital market conditions or illiquid financial markets may result in the Company having a higher preponderance of such customers during an economic downturn. The failure of such customers to pay the Company promptly and in full under the terms of the trade credit the Company extends to them could have a material adverse effect on its business, financial condition, results of operations and cash flow or its ability to satisfy its obligations under its debt.
Consumer boycotts or increases in costs due to chain-of-custody programs may adversely affect demand for the Company’s products
Some customers have become sensitive to issues related to harvesting of old growth forests and require that the Company supply products that are not produced from old growth forests. A growing number of customers want to purchase products that originate from sustainable managed forests, as validated by certification schemes. The Company has implemented an independent chain-of-custody system to verify that select paper products at its Crofton, Elk Falls, Port Alberni and Powell River mills contain 100% certified wood fibre. However, in order to meet its customers’ demands the Company may be required to establish additional or more stringent chain-of-custody certification programs. This may increase its costs. If the Company cannot successfully establish such programs, demand for its products may be adversely affected. Also, the Company may be the subject of organized boycotts or similar actions by environmental or other groups, which may adversely affect demand for its products.
The Company’s insurance is limited and subject to exclusions
The Company has obtained insurance coverage that it believes would ordinarily be maintained by an operator of facilities similar to its facilities. The insurance policies are subject to limits and exclusions. Damage or destruction to its facilities could result in claims that are excluded by its insurance policies or exceed the limits of its policies.
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The Company’s mills are located in seismically active areas
Since Vancouver and the south coast of B.C. are located in a seismically active area, the Company is particularly susceptible to the risk of damage to, or total destruction of, its existing mills and the surrounding transportation infrastructure caused by earthquakes. Further, the Company’s existing mills are located directly adjacent to the ocean, and the south coast of B.C. is an area that could be susceptible to similar damage caused by tsunamis. The Company may not be insured sufficiently to cover the total amount of any losses caused by an earthquake or tsunami. In addition, the Company’s insurance against any losses due to interruptions in its operations due to damage to, or destruction of, its mills caused by earthquakes or tsunamis or to major transportation infrastructure disruptions or other natural events that do not occur on its premises is subject to limits and deductions that may limit the amount recoverable.
Post-retirement plan obligations may affect the Company’s financial condition
The Company maintains defined benefit pension plans and other post-retirement benefit plans for health care and life insurance. As at December 31, 2008, the underfunded liability relating to the defined benefit pension plans was $113.7 million and the underfunded liability relating to other post-retirement benefit plans was $163.7 million. Post-retirement funding requirements are dependent on various factors, including interest rate levels, asset returns, regulatory requirements for funding purposes, and changes to plan benefits. In 2009, the Company is required to make a contribution of $5.8 million in excess of its annual pension expense to satisfy a portion of the underfunded liability of the defined benefit pension plan. The Company expects to continue to make contributions to fund post-retirement plan obligations and meet legal funding obligations for the defined benefit pension plan. No assurance can be made that the plans’ underfunded liability will not be materially adverse to the Company in the future.
A change of legal control of the Company could be materially adverse to the Company
The Company has issued and outstanding US$400 million principal amount of 8.625% senior notes due June 2011 and US$250 million principal amount of 7.375% senior notes due March 2014. The indentures governing the notes contain covenants relating to, among other things, a “Change of Control Triggering Event” of the Company. A Change of Control Triggering Event means the occurrence of both a “Rating Decline” and a “Change of Control” (as such terms are defined in the indentures). Upon the occurrence of a Change of Control Triggering Event, the Company is obligated to make an offer to purchase all outstanding notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the Change of Control Payment Date (as defined in the Indentures), in accordance with the procedures set out in the Indentures. If a “Change of Control” and a “Rating Decline” were to occur, the Company may not have sufficient resources to fund any required repurchase of notes.
15. Sensitivity analysis
The Company’s earnings are sensitive to fluctuations in:
Product price
The Company’s products are commodity-based and cyclical in nature. As a result, earnings are sensitive to price changes, with the effect of price changes on specialty printing paper grades and newsprint being the greatest.
Foreign exchange
The Company’s products are primarily sold in Canada, the United States, Asia and Australasia, Latin America and Europe. The majority of sales are denominated in foreign currencies, principally the U.S. dollar. As a result, the Company is exposed to foreign currency risk on accounts receivable and future sales.
Energy costs
The Company’s earnings could be significantly impacted by changes in prices and terms of energy-supply contracts, as the Company is a significant consumer of electrical power, fossil fuels, and input materials whose pricing is highly correlated to energy costs.
Fibre
The Company’s supply of fibre is subject to market influences and has some degree of variability. Fibre supply includes wood chips, logs and ONP.
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62     2008 ANNUAL REPORT
The Company’s annual EBITDA, net earnings and earnings per share are estimated to be impacted by changes in product prices, foreign exchange and input costs as follows:

			Earnings
(In millions of dollars, except per-share amounts)	EBITDA[5]	Net earnings [1]	per share

Product prices [2]
A US$10 per tonne change in the sales price of:
Specialty printing papers	$14	$10	$0.03
Newsprint	12	8	0.02
Pulp	4	3	0.01
Foreign exchange [3]
A US$0.01 change in the U.S. dollar relative to the Canadian dollar	$13	$9	$0.02
Energy cost sensitivity [4]
A 5% change in the price of:
Natural gas and oil – direct purchases	$3	$2	$0.01
Electricity – direct purchases	7	5	0.01
Coal	1	1	0.00
Fibre sensitivity [4]
A US$5 per unit change in the price of:
Wood chips (Bdt)	$10	$7	$0.02
ONP (ST)	3	2	0.01

1	Based on an expected tax rate of 31%.

2	Based on full 2009 capacities and foreign exchange rate of US$0.82

3	Based on a movement from US$0.82 to US$0.83 and excluding the Company’s hedging program and the impact of the Company’s translation of U.S. dollar denominated debt.

4	Based on 2008 consumption levels.

5	EBITDA is a non-GAAP measure. Refer to Section 10, “Non-GAAP measures” for further details.
16. Outlook
The North American and global economic recession is expected to result in a difficult environment for the Company in 2009. Demand across all products is expected to be down significantly due to lower print advertising and lower newspaper circulation. The Company expects fibre supply to remain tight, which along with weak market demand could lead to further pulp and paper production curtailment in 2009. Weak demand is also expected to lead to downward pressure on product prices. A weaker Canadian dollar and lower energy costs are expected to bring some respite but may not completely offset the challenges of volume and price in 2009 without changes to the current market outlook and industry operating rates.
Production curtailment
The table below summarizes the production curtailment the Company currently anticipates in the first quarter of 2009:
2009 – Q1 forecast production curtailment

(000 tonnes)	Newsprint[1]	Pulp	Total

Snowflake (Jan/Feb/Mar)	20.0	—	20.0
Crofton (Jan/Feb/Mar)	22.0	38.0	60.0
Elk Falls (Jan/Feb/Mar)	51.0	—	51.0

Total	93.0	38.0	131.0

1	Curtailment includes market curtailment related to E1 and C1 which are indefinitely curtailed (61,600 tonnes in Q1).
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Significant production curtailment in the fourth quarter of 2008 and announced for the first quarter of 2009 represents, on average, approximately 35% of the Company’s newsprint capacity, 5% of specialty printing papers capacity and 27% of its market pulp capacity in those periods and an additional 30,000 to 35,000 tonnes is expected to be necessary in the first quarter to maintain inventory at an appropriate level. The Company expects production curtailment to continue into the second quarter due to declining demand, based on current trends in advertising and paper consumption. Decisions as to the specific extent of further curtailments in the first quarter and beyond will be made as required based on market conditions at the time.
Capital spending
Capital spending is expected to remain at basic maintenance levels of approximately $45 million in 2009.
Liquidity, debt maturities, and covenants
Liquidity at December 31, 2008 was $180.3 million, primarily comprised of availability under the Company’s ABL Facility. During 2008, the Company generated cash from operations of $75.7 million and free cash flow of $45.2 million. The Company expects that interest payments and capital expenditures in 2009 will be comparable to 2008 and does not currently anticipate any other significant sources or uses of cash in 2009 other than the results of the Company’s operations, working capital fluctuations, and any restructuring costs the Company may incur in implementing cost reduction opportunities. In 2008, the Company filed a formal valuation of its defined benefit pension plans as at December 31, 2007 which established the funding requirements for these plans until the end of 2010. Based on this valuation, the Company’s cash contribution for defined benefit pension plans in each of 2009 and 2010 will be approximately $7 million lower than 2008. EBITDA in 2008 was $159.4 million and the Company’s outlook for the key factors expected to impact results in 2009 is discussed above. The Company believes its liquidity as at December 31, 2008 is sufficient to meet its requirements in 2009.
The maturity of the Company’s long-term debt is set out in note 18, “Long-term Debt”, to the Company’s consolidated financial statements for the year ended December 31, 2008. The earliest maturity on debt that has recourse to the Company is in 2011 and the Company’s ABL Facility has a term to August 2013. The Company has a 50% interest in PREI which has debt maturing in July 2009 of $74.9 million. Although this debt is non-recourse to the Company, and is anticipated to be refinanced, the Company would be likely to contribute its 50% share of the debt repayment, $37.5 million, to the extent that PREI was not able to refinance this debt prior to maturity.
The principal financial covenants on the Company’s ABL Facility are (a) maintaining minimum shareholders’ equity of $639 million as at December 31, 2008, (b) maintaining minimum availability of $35 million, and (c) restricting capital expenditures to 120% of the annual operating budget. The Company anticipates being able to meet these financial covenants during 2009. The Company has no significant maintenance covenants attached to its other long-term debt.
For further details on the Company’s financial condition, see Section 5, “Liquidity and capital resources” and note 18, “Long-term Debt”, to the Company’s consolidated financial statements for the year ended December 31, 2008.
2009 key priorities
In light of the current global economic downturn, challenging capital markets, and consequently difficult operating environment, the Company is focused on improving its cost base and market position and on the ability to emerge from the current market downturn in a strong competitive position in the industry. Key priorities in 2009 are:
o	focus on cash flows and liquidity through the prudent use of capital, including limiting capital expenditures to basic maintenance of business levels and refinancing the 2009 non-recourse debt maturity of PREI;

o	maintain the Company’s focus on matching production to customer orders and keep inventories at appropriate levels;

o	identify further opportunities to reduce “fixed” costs during periods of production curtailment to minimize the financial impact of operating at reduced volumes;

o	finalize and implement plans to reduce labour costs to $80 per tonne at Crofton, Elk Falls and Powell River mills; and

o	reduce municipal property taxes in the four municipalities in B.C. that the Company operates in from the current combined level of $23 million.
17. Disclosure controls and internal control over financial reporting
The Company conducted an evaluation under the supervision and with the participation of management, including the chief executive officer and chief financial officer, as of December 31, 2008, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on this evaluation, the Company’s chief executive officer and chief financial officer concluded that such disclosure controls and procedures – as defined in Canada by Multilateral Instrument
MANAGEMENT’S DISCUSSION AND ANALYSIS

64     2008 ANNUAL REPORT
52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in Rules13a-15(e) and 15d-15(e) promulgated under the United States Securities Exchange Act of 1934, as amended (“the U.S. Exchange Act”) – are effective to ensure that information required to be disclosed by the Company in reports it files or submits under applicable Canadian and U.S. securities laws is:
(a)	recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Canadian and U.S. securities regulatory authorities, and

(b)	accumulated and communicated to the Company’s management, including the Company’s chief executive officer and chief financial officer, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.
It should be noted that while the Company’s disclosure controls and procedures are designed to provide a reasonable level of assurance of achieving their objectives, the Company’s chief executive officer and chief financial officer do not expect that the Company’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.
There have been no changes in the Company’s internal control over financial reporting that occurred during the period ended December 31, 2008, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
Section 404 of the United States Sarbanes-Oxley Act, Management Assessment of Internal Controls (“Section 404”), continues to require that management (a) have the responsibility for establishing and maintaining an adequate internal control structure and procedure for financial reporting, and (b) assess and report on the effectiveness of internal control over financial reporting annually. As of December 31, 2008, management has assessed the effectiveness of the Company’s internal control over financial reporting. Based on this assessment, management has determined the Company’s internal control over financial reporting was effective as of December 31, 2008, and issued Management’s Report on Financial Statements and Assessment of Internal Control over Financial Statements dated February 11, 2009, to that effect.
The design and maintenance of adequate disclosure controls and procedures and internal control over financial reporting include controls, policies and procedures of the Company’s Snowflake recycle newsprint mill effective from the date of acquisition, April 10, 2008. Management has limited the scope of the design and maintenance of adequate disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of Powell River Energy Inc., a variable interest entity in which the Company is the primary beneficiary.
The Company’s Audit Committee, as part of its oversight role, has reviewed and recommended the approval of this MD&A to the Board of directors. The Board of directors has read and approved this MD&A. Through discussions with management, the Board of directors and the Audit Committee have satisfied themselves that management has implemented the necessary disclosure controls.
18. Outstanding share data
At February 12, 2009, the Company had 381,753,490 common shares issued and outstanding.
Additional information about the Company including its most recent Annual Information Form is available on the Company’s website at www.catalystpaper.com, or the Canadian Securities Administrator’s electronic filing website at www.sedar.com.
MANAGEMENT’S DISCUSSION AND ANALYSIS

2008 ANNUAL REPORT     65
Management’s Responsibility
Management’s report on financial statements and assessment of internal control over financial reporting
Catalyst Paper Corporation’s management is responsible for the preparation, integrity and fair presentation of the accompanying consolidated financial statements and other information contained in this Annual Report. The consolidated financial statements and related notes were prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada, except note 30 which sets out the significant measurement differences had these statements been prepared in accordance with U.S. GAAP, and reflect management’s best judgments and estimates. Financial information provided elsewhere in this Annual Report is consistent with that in the consolidated financial statements.
Management is responsible for designing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for reporting purposes. Internal control over financial reporting include processes and procedures that:
o	pertain to the maintenance of records that, in reasonable detail, accurately reflect the transactions of the Company;

o	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements and footnote disclosures;

o	provide reasonable assurance that receipts and expenditures of the Company are appropriately authorized by the Company’s management and directors; and

o	provide reasonable assurance regarding the prevention or timely detection of an unauthorized use, acquisition or disposition of assets that could have a material effect on the consolidated financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in condition, or that the degree of compliance with policies or procedures may deteriorate.
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008. Management based this assessment on the criteria for internal control over financial reporting described in the “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included an evaluation of the design of the Company’s internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of the Company’s Board of Directors.
Based on this assessment, management determined that, as of December 31, 2008, the Company’s internal control over financial reporting was effective.
The Company’s independent auditor which audited and reported on the Company’s consolidated financial statements has also issued an auditors’ report on the Company’s internal control over financial reporting.
The Board of Directors is responsible for satisfying itself that management fulfills its responsibilities for financial reporting and internal control. The Audit Committee, which is comprised of four non-management members of the Board of Directors, provides oversight to the financial reporting process. The Audit Committee meets periodically with management, the internal auditors and the external auditors to review the consolidated financial statements, the adequacy of financial reporting, accounting systems and controls and internal and external auditing functions.
These consolidated financial statements have been audited by KPMG LLP, the independent auditors, whose report follows.

Richard Garneau	David Smales
President and Chief Executive Officer	Vice-President, Finance and Chief Financial Officer

Vancouver, Canada
February 11, 2009
CONSOLIDATED FINANCIAL STATEMENTS

66     2008 ANNUAL REPORT
Auditors’ Report on Financial Statements
To the shareholders of Catalyst Paper Corporation
We have audited the consolidated balance sheets of Catalyst Paper Corporation (“the Company”) as at December 31, 2008 and 2007 and the consolidated statements of earnings and comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.
Chartered Accountants
Vancouver, Canada
February 11, 2009
CONSOLIDATED FINANCIAL STATEMENTS

2008 ANNUAL REPORT     67
Report of Independent Registered Public Accounting Firm
Auditors’ report on internal control over financial reporting under standards of the public company accounting oversight board (United States)
To the shareholders and board of directors of Catalyst Paper Corporation
We have audited Catalyst Paper Corporation (“the Company”)’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Financial Statements and Assessment of Internal Control Over Financial Reporting. Our responsibility is to express an opinion the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Our report dated February 11, 2009, expressed an unqualified opinion on those consolidated financial statements.
Chartered Accountants
Vancouver, Canada
February 11, 2009
CONSOLIDATED FINANCIAL STATEMENTS

68      2008 ANNUAL REPORT
Consolidated Statements of Earnings and Comprehensive Income (Loss)

Years ended December 31,
(In millions of dollars, except where otherwise stated)	2008	2007	2006

Sales	$1,849.4	$1,714.6	$1,882.5
Operating expenses
Cost of sales	1,613.0	1,574.6	1,609.3
Selling, general and administrative	46.9	48.3	62.2
Restructuring and change-of-control (note 7)	30.1	64.7	—
Amortization	165.8	176.4	183.7
Impairment (note 4)	151.0	—	23.4

	2,006.8	1,864.0	1,878.6

Operating earnings (loss)	(157.4)	(149.4)	3.9
Interest expense, net (note 8)	(75.0)	(70.7)	(73.8)
Foreign exchange gain (loss) on long-term debt	(82.2)	103.9	(0.3)
Other income (expense), net (note 9)	2.5	(15.3)	1.8

Earnings (loss) before income taxes and non-controlling interest	(312.1)	(131.5)	(68.4)
Income tax recovery (note 10)	(91.8)	(100.0)	(54.0)

Net earnings (loss) before non-controlling interest	(220.3)	(31.5)	(14.4)
Non-controlling interest (note 5)	(0.8)	(0.1)	(1.5)

Net earnings (loss)	$(221.1)	$(31.6)	$(15.9)

Other comprehensive income (loss)	(18.5)	14.3	—

Comprehensive income (loss)	$(239.6)	$(17.3)	$(15.9)

Basic and diluted earnings (loss) per share (note 11) (in dollars)	$(0.66)	$(0.15)	$(0.07)
Weighted average common shares outstanding (in millions)	336.1	214.7	214.6

The accompanying notes are an integral part of the consolidated financial statements.
CONSOLIDATED FINANCIAL STATEMENTS

2008 ANNUAL REPORT      69
Consolidated Balance Sheets

As at December 31,
(In millions of dollars)	2008	2007

Assets
Current assets
Cash and cash equivalents	$5.0	$—
Accounts receivable (note 12)	221.7	213.1
Inventories (note 13)	211.4	235.7
Prepaids and other (note 14)	32.8	40.7

	470.9	489.5
Property, plant and equipment (note 15)	1,852.0	1,912.8
Other assets (note 16)	100.5	54.8

	$2,423.4	$2,457.1

Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 17)	$269.4	$268.2
Current portion of long-term debt	75.8	1.2

	345.2	269.4
Long-term debt (note 18)	882.9	784.6
Employee future benefits (note 19)	226.6	211.7
Other long-term obligations (note 20)	13.3	26.9
Future income taxes (note 10)	66.8	154.2
Deferred credits (note 21)	18.6	21.7

	1,553.4	1,468.5

Shareholders’ equity
Share capital (note 22)	1,035.0	913.9
Contributed surplus	14.6	12.1
Retained earnings (deficit)	(174.7)	49.0
Accumulated other comprehensive income (loss)	(4.9)	13.6

	870.0	988.6

	$2,423.4	$2,457.1

Commitments, Guarantees and Indemnities and Contingent Liabilities (notes 26, 27, and 28)
Subsequent event (note 4)
The accompanying notes are an integral part of the consolidated financial statements.
On behalf of the Board:

Richard Garneau	Thomas S. Chambers
Director	Director
CONSOLIDATED FINANCIAL STATEMENTS

70      2008 ANNUAL REPORT
Consolidated Statements of Shareholders’ Equity

Years ended December 31,
(In millions of dollars, except where otherwise stated)	2008	2007	2006

Share capital (note 22)
Number of shares outstanding, beginning of year	214,684,129	214,604,120	214,604,120
Number of shares issued under rights offering (note 6)	167,069,361	—	—
Number of shares issued under stock option plan	—	80,009	—

Number of shares outstanding, end of year	381,753,490	214,684,129	214,604,120

Balance, beginning of year	$913.9	$913.6	$913.6
Issue of common shares on rights offering, net of share issue costs (note 6)	121.1	—	—
Stock options exercised	—	0.3	—

Balance, end of year	1,035.0	913.9	913.6

Contributed surplus
Balance, beginning of year	12.1	9.3	7.3
Stock option compensation expense	2.5	3.2	2.0
Stock options exercised	—	(0.4)	—

Balance, end of year	14.6	12.1	9.3

Retained earnings (deficit)
Balance, beginning of year	49.0	82.9	98.8
Adoption of new accounting standards (note 2(c))	(2.6)	(2.3)	—
Net earnings (loss)	(221.1)	(31.6)	(15.9)

Balance, end of year	(174.7)	49.0	82.9

Accumulated other comprehensive income (loss)
Balance, beginning of year	13.6	—	—
Adoption of new accounting standards for financial instruments	—	(0.7)	—
Change in foreign currency translation of self-sustaining foreign subsidiaries, net of related hedging activities	6.7	—	—
Unrealized net gain (loss) on cash flow revenue hedges, net of tax of $11.1 million (2007 – $13.8 million)	(25.0)	28.4	—
Reclassification of net gain (loss) on cash flow revenue hedges to net earnings (loss), net of tax of $0.1 million (2007 – $7.3 million)	(0.2)	(14.1)	—

Balance, end of year	(4.9)	13.6	—

Total shareholders’ equity	$870.0	$988.6	$1,005.8

The accompanying notes are an integral part of the consolidated financial statements.
CONSOLIDATED FINANCIAL STATEMENTS

2008 ANNUAL REPORT      71
Consolidated Statements of Cash Flows

Years ended December 31,
(In millions of dollars)	2008	2007	2006

Cash flows provided (used) by:
Operations
Net earnings (loss)	$(221.1)	$(31.6)	$(15.9)
Items not requiring (providing) cash
Amortization	165.8	176.4	183.7
Impairment (note 4)	151.0	—	23.4
Future income taxes (note 10)	(93.5)	(100.7)	(56.1)
Foreign exchange loss (gain) on long-term debt	82.2	(103.9)	0.3
Employee future benefits, excess of expense over funding	2.9	6.7	6.4
Increase (decrease) in other long-term obligations	(5.1)	7.5	0.9
Loss (gain) on disposal of property, plant and equipment (note 9)	(0.4)	13.6	(1.1)
Non-controlling interest	0.8	0.1	1.5
Lower of cost or market write-down of inventories (note 13)	5.9	1.8	(2.0)
Other	22.3	(20.9)	(6.3)

	110.8	(51.0)	134.8

Changes in non-cash working capital
Accounts receivable	(7.4)	64.2	(35.5)
Inventories	21.5	7.4	2.7
Prepaids and other	3.6	(5.0)	(0.9)
Accounts payable and accrued liabilities	(52.8)	(18.3)	26.1

	(35.1)	48.3	(7.6)

Cash flows provided (used) by operations	75.7	(2.7)	127.2

Investing
Acquisition of Snowflake newsprint mill (note 6)	(169.8)	—	—
Additions to property, plant and equipment	(41.9)	(85.8)	(93.2)
Proceeds from sale of property, plant and equipment	2.2	6.5	3.5
Proceeds from termination of interest rate swaps (note 24 (e))	7.6	—	—
Purchase price adjustment (note 25)	—	—	4.3
Increase in other assets	(1.0)	(4.4)	(0.4)

Cash flows used by investing activities	(202.9)	(83.7)	(85.8)

Financing
Issue of shares, net of share issue costs (note 6)	121.1	—	—
Increase (decrease) in revolving loan and loan payable	60.1	47.0	(5.5)
Repayment of revolving operating loan	(47.1)	—	—
Deferred financing costs	(5.5)	—	—
Increase (decrease) in other long-term debt	3.6	3.6	(0.4)
Issue of shares from exercise of stock options	—	0.3	—

Cash flows provided (used) by financing activities	132.2	50.9	(5.9)

Cash and cash equivalents, increase (decrease) in the year	5.0	(35.5)	35.5
Cash and cash equivalents, beginning of year	—	35.5	—

Cash and cash equivalents, end of year	$5.0	$—	$35.5

Supplemental disclosures:
Income taxes paid	$0.8	$0.5	$2.7
Net interest paid	74.4	67.8	71.5

The accompanying notes are an integral part of the consolidated financial statements.
CONSOLIDATED FINANCIAL STATEMENTS

72      2008 ANNUAL REPORT
Consolidated Business Segments

Year ended December 31, 2008	Specialty			Corporate
(In millions of dollars)	printing papers	Newsprint	Pulp	adjustments	Consolidated

Sales to external customers	$1,000.9	$463.9	$384.6	$—	$1,849.4
Inter-segment sales	—	—	36.8	(36.8)	—
Restructuring (note 7)	10.6	4.1	15.4	—	30.1
Amortization	100.6	37.3	27.9	—	165.8
Impairment (note 4)	11.9	2.4	136.7	—	151.0
Operating earnings (loss)	27.0	3.6	(188.0)	—	(157.4)
Total assets	1,387.7	697.8	280.7	57.2	2,423.4
Additions to property, plant and equipment	24.2	15.1	2.6	—	41.9

Year ended December 31, 2007	Specialty			Corporate
(In millions of dollars)	printing papers	Newsprint	Pulp	adjustments	Consolidated

Sales to external customers	$919.6	$338.0	$457.0	$—	$1,714.6
Inter-segment sales	—	—	45.3	(45.3)	—
Restructuring and change-of-control (note 7)	42.2	12.9	9.6	—	64.7
Amortization	101.3	33.2	41.9	—	176.4
Operating earnings (loss)	(75.1)	(56.9)	(17.4)	—	(149.4)
Total assets	1,435.0	518.6	483.2	20.3	2,457.1
Additions to property, plant and equipment	42.8	32.4	10.6	—	85.8

Year ended December 31, 2006	Specialty			Corporate
(In millions of dollars)	printing papers	Newsprint	Pulp	adjustments	Consolidated

Sales to external customers	$918.4	$529.8	$434.3	$—	$1,882.5
Inter-segment sales	—	—	47.2	(47.2)	—
Amortization	94.6	45.8	43.3	—	183.7
Impairment (note 4)	0.5	19.1	3.8	—	23.4
Operating earnings (loss)	9.7	6.9	(12.7)	—	3.9
Total assets	1,355.3	737.8	529.5	18.7	2,641.3
Additions to property, plant and equipment	48.4	34.4	10.4	—	93.2

The accompanying notes are an integral part of the consolidated financial statements.
CONSOLIDATED FINANCIAL STATEMENTS

2008 ANNUAL REPORT     73
Consolidated Geographic Business Segments

2008	Specialty
(In millions of dollars)	printing papers	Newsprint	Pulp	Total

Sales by shipment destination:
Canada	$138.0	$58.8	$12.6	$209.4
United States	764.6	261.8	50.6	1,077.0
Asia and Australasia	28.2	71.7	191.6	291.5
Latin America	69.9	70.6	29.5	170.0
Europe and other	0.2	1.0	100.3	101.5

	$1,000.9	$463.9	$384.6	$1,849.4

2007	Specialty
(In millions of dollars)	printing papers	Newsprint	Pulp	Total

Sales by shipment destination:
Canada	$121.0	$60.7	$14.5	$196.2
United States	712.2	145.7	47.0	904.9
Asia and Australasia	22.7	67.8	242.2	332.7
Latin America	59.9	61.6	36.7	158.2
Europe and other	3.8	2.2	116.6	122.6

	$919.6	$338.0	$457.0	$1,714.6

2006	Specialty
(In millions of dollars)	printing papers	Newsprint	Pulp	Total

Sales by shipment destination:
Canada	$104.0	$88.7	$13.9	$206.6
United States	759.3	256.7	37.8	1,053.8
Asia and Australasia	15.6	106.0	201.0	322.6
Latin America	38.5	78.0	55.4	171.9
Europe and other	1.0	0.4	126.2	127.6

	$918.4	$529.8	$434.3	$1,882.5

The accompanying notes are an integral part of the consolidated financial statements.
CONSOLIDATED FINANCIAL STATEMENTS

74      2008 ANNUAL REPORT
Notes to Consolidated Financial Statements
Contents

Note 1	Nature of Operations 75

Note 2	Summary of Significant Accounting Policies 75

Note 3	Capital Structure Management 80

Note 4	Measurement Uncertainty — Impairment of Long-lived assets 81

Note 5	Variable Interest Entities 82

Note 6	Acquisition of Snowflake Recycle Newsprint Mill 83

Note 7	Restructuring and Change-of-Control Costs 84

Note 8	Interest Expense, Net 85

Note 9	Other Income (Expense), Net 85

Note 10	Income Taxes 85

Note 11	Earnings per Share 86

Note 12	Accounts Receivable 87

Note 13	Inventories 87

Note 14	Prepaids and Other 87

Note 15	Property, Plant and Equipment 88

Note 16	Other Assets 88

Note 17	Accounts Payable and Accrued Liabilities 89

Note 18	Long-term Debt 89

Note 19	Employee Future Benefits 91

Note 20	Other Long-term Obligations 94

Note 21	Deferred Credits 94

Note 22	Share Capital 94

Note 23	Stock-based Compensation Plans 94

Note 24	Financial Instruments 97

Note 25	Related Party Transactions 100

Note 26	Commitments 101

Note 27	Guarantees and Indemnities 101

Note 28	Contingent Liabilities 102

Note 29	Accounting Policy Developments 102

Note 30	Reconciliation of Canadian and United States Generally Accepted Accounting Principles 103
CONSOLIDATED FINANCIAL STATEMENTS

2008 ANNUAL REPORT      75
Notes to Consolidated Financial Statements
Amounts expressed in millions of dollars, except where otherwise stated
1. Nature of operations
Catalyst Paper Corporation, together with its subsidiaries and partnerships (collectively, the “Company”) is a significant specialty mechanical printing papers and newsprint producer in North America. The Company operates in three business segments.

Specialty printing papers	o	Manufacture and sale of mechanical specialty printing papers.
Newsprint	o	Manufacture and sale of newsprint.
Pulp	o	Manufacture and sale of long-fibre Northern Bleached Softwood Kraft (“NBSK”) pulp (prior to November 18, 2008, pulp segment included manufacture of short-fibre NBSK pulp and white top linerboard)
The Company manages its business based on the products that it manufactures and sells to customers. Five manufacturing facilities, including a paper recycling facility, are located in the province of British Columbia, Canada and one manufacturing facility is located in Arizona, U.S.A. Inter-segment sales consist of pulp transfers at cost.
The primary market for the Company’s paper products is North America. The primary markets for the Company’s pulp products are Asia and Australasia, and Europe.
Effective January 1, 2008, the Company renamed its specialty paper segment “Specialty Printing Papers” to better reflect the nature of the Company’s specialty paper products. The name change had no impact on the segment financial information.
2. Summary of significant accounting policies
The consolidated financial statements of the Company are expressed in millions of Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These financial statements differ in certain respects from those prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). The significant measurement differences are described in note 30, “Reconciliation of Canadian and United States generally accepted accounting principles”.
(a)	Basis of consolidation

The consolidated financial statements include the accounts of the Company and, from their respective dates of acquisition of control or formation, its wholly owned subsidiaries and partnerships. In addition, the consolidated financial statements include the accounts of the Company’s joint venture, Powell River Energy Inc. (“PREI”), a variable interest entity. All inter-company transactions and amounts have been eliminated on consolidation.

(b)	Variable interest entities

Variable interest entities (“VIE”) are entities in which equity investors do not have a controlling financial interest or the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties. The Company consolidates the accounts of VIEs where it has been determined that the Company is the primary beneficiary, defined as the party that receives the majority of the expected residual returns and/or absorbs the majority of the entity’s expected losses.

(c)	Changes in accounting policies

On January 1, 2008, the Company adopted the following new recommendations of the Canadian Institute of Chartered Accountants (“CICA”):

Handbook Section 3031, “Inventories”, provides more guidance on the measurement and disclosure requirements for inventories. Significantly to the Company, the new recommendations require raw materials to be recorded at the lower of cost or net realizable value (“NRV”) with NRV determined on an as converted to finished goods basis for all raw materials to be used in the production of finished goods, allow the reversals of previous write-downs to NRV when there is a subsequent increase in the value of inventories and include more detailed guidance on the classification of spare parts between inventories and capitalized equipment. The Company adopted this standard with a prospective application.

Upon adoption of this standard, the Company recorded a write-down of $3.8 million to opening raw materials inventory and adjusted its opening balances of retained earnings by $2.6 million, net of taxes. In addition, the Company reclassified $5.7 million of its maintenance spare parts inventory from “Inventories” to “Property, plant and equipment” on the balance sheet.
CONSOLIDATED FINANCIAL STATEMENTS

76       2008 ANNUAL REPORT
Notes to Consolidated Financial Statements
Amounts expressed in millions of dollars, except where otherwise stated
Handbook Section 1535, “Capital Disclosures” establishes guidelines for the disclosure of information related to an entity’s objectives, policies and processes for managing capital, quantitative data on what the entity regards as capital and whether the entity has complied with any capital requirement and, if it has not complied, the consequences of such non-compliance (note 3).
Handbook Section 3862, “Financial Instruments — Disclosures” and Section 3863, “Financial Instruments — Presentation” enhance existing disclosures in previously issued Section 3861, “Financial Instruments — Disclosures and Presentation”. The new recommendations under Section 3862, “Financial Instruments — Disclosures” require additional disclosures, relative to those previously required, with an emphasis on risks associated with both recognized and unrecognized financial instruments to which an entity is exposed during the period and at the balance sheet date, and how the entity manages those risks (note 24(a)).
During 2008, the CICA amended Handbook Section 1400, “General Standards of Financial Statement Presentation”. The revision to this section provides additional guidance related to management’s assessment of the Company’s ability to continue as a going concern. This revision is effective for fiscal years beginning on or after January 1, 2008. The standard did not have a material impact on the Company’s consolidated financial statements.
On January 1, 2007, the Company adopted the new recommendations of CICA Handbook Section 3855, “Financial Instruments — Recognition and Measurement”, Section 1530, “Comprehensive Income”, Section 3865, “Hedges”, Section 3861, “Financial Instruments — Disclosure and Presentation”, and Section 3251, “Equity”. These new standards, which applied to fiscal years beginning on or after October 1, 2006, introduced new requirements for recognition, measurement and disclosure of financial instruments, when and how hedge accounting may be applied, established the concept of comprehensive income and rules for reporting it, and established rules for the presentation of equity and changes in equity. Prior period financial statements were not revised for the adoption of these new standards. The adoption of these standards resulted in the Company recording on its balance sheet, at fair value, certain revenue and interest rate derivative financial instruments that were previously off balance sheet and the reclassification of its deferred financing costs against long-term debt. This resulted in the adjustment of $2.3 million, net of taxes, to the opening balances of retained earnings on January 1, 2007.
For the year ended December 31, 2008, the Company early adopted the new recommendations of the CICA Emerging Issues Committee as described in Abstract 173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. This Abstract clarifies that the Company must consider its own credit risk and the credit risk of a counterparty in the determination of the fair value of derivative instruments. The Company adopted this standard effective January 1, 2008 and it had no material effect on opening balances.
(d)	Use of estimates

The consolidated financial statements have been prepared in conformity with Canadian GAAP, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. On an ongoing basis, management reviews its estimates, including those related to inventory obsolescence, estimated useful lives of assets, environmental and legal liabilities, impairment of long-lived assets, pension and post-retirement benefits, bad debt and doubtful accounts and income taxes, based on currently available information. Actual amounts could differ from estimates.

(e)	Revenue recognition

The Company recognizes revenues upon shipment when the significant risks and rewards of ownership are transferred to the customer and collection is reasonably assured. Title to products is typically transferred to the customers at the time of shipment, and payment is based on agreed prices and credit terms contained in sales invoices. Customers have no contractual right of return.

(f)	Translation of foreign currencies

The majority of the Company’s sales are denominated in foreign currencies, principally U.S. dollars. Revenue and expense items denominated in foreign currencies are translated at exchange rates prevailing during the period. Monetary assets and liabilities denominated in foreign currencies are translated at the period-end exchange rates. Non-monetary assets and liabilities are translated at exchange rates in effect when the assets are acquired or the obligations are incurred. Foreign exchange gains and losses are reflected in net earnings (loss) for the period.

The Company has a foreign subsidiary that is considered to be self-sustaining. Accordingly, the foreign exchange gains and losses arising from the translation of the foreign subsidiary’s accounts into Canadian dollars are reported as a component of other comprehensive income, as discussed in note 6.
CONSOLIDATED FINANCIAL STATEMENTS

2008 ANNUAL REPORT      77
Notes to Consolidated Financial Statements
Amounts expressed in millions of dollars, except where otherwise stated
(g)	Derivative financial instruments

The Company uses derivative financial instruments in the management of foreign currency, and price risk associated with its revenues, energy costs and long-term debt. It also uses interest rate swaps to manage its net exposure to interest rate changes. The Company’s policy is to use derivatives for managing existing financial exposures and not for trading or speculative purposes. The Company accounts for its derivatives at fair value at each balance sheet date. Prior to January 1, 2007, the Company used hedge accounting to account for the derivative financial instruments designated as hedging instruments, and the fair value method to account for derivative financial instruments not designated as hedging instruments.

The Company designates the hedge relationship and formally documents at its inception, the particular risk management objective and strategy, the specific asset, liability or cash flow being hedged, as well as how effectiveness is assessed. Risk management strategies and relationships are assessed on an on-going basis to ensure each derivative instrument is effective in accomplishing the objective of offsetting either changes in the fair value or cash flow attributable to the exposure being hedged both at inception and over the term of the hedging relationship.

Realized and unrealized gains or losses associated with hedging instruments are recognized in earnings in the same period the hedge item is recognized. Realized and unrealized gains or losses when hedging instruments have ended or ceased to be effective prior to their maturity are deferred and recognized in earnings concurrently with the recognition of the item being hedged.

Foreign exchange exposure to foreign currency revenue and related receivables, primarily in U.S. currency, is managed through the use of foreign exchange forward contracts and options to sell foreign currencies. Realized foreign exchange translation gains and losses from transactions formally designated as hedges are recognized concurrently with the hedged revenue in “Sales”. The effective portion of changes in the fair value of derivatives that qualify and are designated as cash flow hedges are deferred and recorded as a component of accumulated other comprehensive income (“AOCI”) until the underlying transaction is recorded in earnings. When the hedged item affects earnings, the gain or loss is reclassified from AOCI to “Sales”. Any ineffective portion of a hedging derivative’s change in fair value and the portion that is excluded from the assessment of hedge effectiveness is recognized immediately in “Sales”.

Price risk associated with the sale of products, primarily NBSK pulp, is managed from time to time through the use of commodity swap agreements. These contracts are not designated as hedging instruments for accounting purposes, and are reported at fair value in “Prepaids and other” or “Accounts payable and accrued liabilities” on the consolidated balance sheet. Changes in fair value are recognized in “Sales”.

Price risk associated with the purchase of certain inputs, primarily oil and gas, is managed from time to time through the use of commodity swaps. These instruments are not designated as hedges for accounting purposes and are reported at their fair value in “Prepaids and other” or “Accounts payable and accrued liabilities” on the consolidated balance sheet. Changes in fair value are recognized in “Cost of sales”.

Foreign currency exposure on long-term debt denominated in U.S. currency is managed through the use of forward contracts and options to purchase U.S. dollars. The Company has designated a portion of its foreign currency denominated long-term debt as an effective hedge of its self-sustaining subsidiary. Gains and losses on translation of such debt into Canadian dollars are deferred in a separate component of shareholders’ equity to be recognized in net earnings when there is a reduction in the net investment in the subsidiary. The fair values of these instruments are reported under “Other assets” or “Other long-term obligations” on the consolidated balance sheet at their fair value. Changes in fair value on instruments that are not designated as hedges are recognized in “Foreign exchange gain (loss) on long-term debt”, offsetting the respective translation gains and losses on the underlying foreign currency long-term debt.

Exposure to interest rates on long-term debt is managed through the use of interest swaps. These swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. These instruments are designated as fair value hedging instruments. The effective portion of changes in the fair value of the derivatives are netted in “long-term debt” and the ineffective portion is recognized in “Interest expense, net”.

Cash flows from derivative financial instruments that are designated as hedges and for which hedge accounting does not apply are classified, in general, to “Operations” on the consolidated statement of cash flows consistent with the hedged transaction. Cash flows resulting from termination of interest rate swaps are classified as investing activities.
CONSOLIDATED FINANCIAL STATEMENTS

78       2008 ANNUAL REPORT
Notes to Consolidated Financial Statements
Amounts expressed in millions of dollars, except where otherwise stated
(h)	Cash and cash equivalents

Cash and cash equivalents include cash and short-term investments with original maturities of less than three months and are presented at fair value.

(i)	Inventories

Specialty printing papers, newsprint and pulp inventories are valued at the lower of average cost or net realizable value. Wood chips, pulp logs and other raw materials are valued at the lower of cost or net realizable value. For all raw materials to be used in the production of finished goods, net realizable value is determined on an as converted to finished goods basis (note 2(c)). Work-in-progress and operating and maintenance supplies and spare parts inventories are valued at cost.

(j)	Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated amortization, including asset impairment charges. Interest costs are capitalized for capital projects in excess of $10 million and having a minimum duration of six months. Buildings, machinery and equipment are generally amortized on a straight-line basis at rates that reflect estimates of the economic lives of the assets. The rates for major classes of assets based on the estimated remaining economic lives are:

Buildings	2.5% - 5.0%
Paper machinery and equipment	5.0% - 10.0%
Pulp machinery and equipment	10.0% - 20.0%
During periods of major production interruption on assets with economic lives greater than five years, an obsolescence amount of 50% of normal amortization is charged on manufacturing machinery and equipment.
No amortization is charged on capital projects during the period of construction. Start-up costs incurred in achieving normal operating capacity on major capital projects are deferred and amortized over a five-year period.
Leasehold improvements are normally amortized over the lesser of their expected average service life and the term of the lease.
When property, plant and equipment are sold by the Company, the historical cost less accumulated amortization is netted against the sale proceeds and the difference is included in “Other income (expense), net”.
(k)	Impairment of long-lived assets

Long-lived assets are tested for recoverability when events or changes in circumstances indicate their carrying value may not be recoverable. A long-lived asset is potentially not recoverable when its carrying value is greater than the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The impairment loss, if any, is measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value.

(l)	Environmental costs

Environmental expenditures are expensed or capitalized depending upon their future economic benefit. Expenditures that prevent future environmental contamination are capitalized as part of “Property, plant and equipment”, and amortization is subsequently charged to earnings over the estimated future benefit period of the assets. Expenditures that relate to an existing condition caused by past operations are expensed. Liabilities are recorded on an undiscounted basis when rehabilitation efforts are likely to occur and the costs can be reasonably estimated.

(m)	Asset retirement obligations

Asset retirement obligations are recognized at fair value in the period in which the Company incurs a legal obligation associated with the retirement of an asset. The associated costs are capitalized as part of the carrying value of the related asset and amortized over its remaining useful life. The liability is accreted using a credit-adjusted risk-free interest rate.

The Company’s obligations for the proper removal and disposal of asbestos products in its mills meet the definition of a conditional asset retirement obligation. That is, the Company is subject to regulations that are in place to ensure that asbestos fibres do not become friable, or loose. The regulations require that friable asbestos be repaired or removed in accordance with the regulations.
CONSOLIDATED FINANCIAL STATEMENTS

2008 ANNUAL REPORT      79
Notes to Consolidated Financial Statements
Amounts expressed in millions of dollars, except where otherwise stated
The Company’s asbestos can generally be found on steam and condensate piping systems throughout its facilities, as well as in transite cladding on buildings and in building insulation. As a result of the longevity of the Company’s mills, due in part to the Company’s maintenance procedures, and the fact that the Company does not have plans for major changes that would require the removal of asbestos, the timing of the removal of asbestos in the Company’s mills is indeterminate. As a result, the Company is currently unable to estimate the fair value of its asbestos removal and disposal obligation.
(n)	Research and development

Research and development costs are expensed except in cases where development costs meet certain identifiable criteria for deferral. Deferred development costs are amortized over the life of the commercial production.

(o)	Deferred financing costs

Deferred financing costs represent the issuance costs of the Company’s long-term debt. Deferred costs related to the Company’s senior notes are netted against the carrying value of long-term debt on the consolidated balance sheet and amortized using the effective interest rate method over the expected life of the related liability. Deferred costs related to the Company’s revolving asset based facility are included in “Other assets”.

(p)	Share issue costs

Direct costs of issuing shares, net of income tax recoveries thereon, are applied to reduce the value of consideration assigned to such shares.

(q)	Stock-based compensation and other stock-based payments

Stock options and restricted share units granted to the Company’s key officers, directors and employees are accounted for using the fair value-based method. Under this method, compensation cost is measured at fair value at the date of grant, and is expensed over the award’s vesting period. Any consideration paid by plan participants on the exercise of share options or the purchase of shares is credited to “Share capital” together with any related stock-based compensation expense. Performance and time based share-based payments are amortized over their vesting periods based on management’s best estimate.

Deferred share units are accounted for using the quoted market value at each reporting period until settlement, and are amortized over their vesting periods.

(r)	Income taxes

Income taxes are accounted for using the asset and liability method. Future income tax assets and liabilities are based on temporary differences (differences between the accounting basis and the tax basis of the assets and liabilities) and non-capital loss carry-forwards and are measured using the enacted or substantively enacted tax rates and laws expected to apply when these differences reverse. Future tax benefits, including non-capital loss carry-forwards, are recognized to the extent that realization of such benefits is considered more likely than not. The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the period that substantive enactment occurs.

(s)	Deferred credits

Deferred credits represent the excess of amounts assigned to future income tax assets for tax losses acquired in other than business combinations over the consideration paid. Deferred credits are amortized to “Income tax recovery” in the consolidated statement of earnings during the period that the acquired tax asset is utilized.

(t)	Employee future benefits

Pensions and other employee future benefits

The estimated cost for pensions and other employee future benefits provided to employees by the Company is accrued using actuarial techniques and assumptions during the employees’ active years of service. These plans include funded and unfunded defined benefit plans and defined contribution plans. The net periodic benefit cost includes:
o	the cost of benefits provided in exchange for employees’ services rendered during the year;

o	the interest cost of benefit obligations;

o	the expected long-term return on plan assets based on the fair value for all asset classes;

o	gains or losses on settlements or curtailments;
CONSOLIDATED FINANCIAL STATEMENTS

80       2008 ANNUAL REPORT
Notes to Consolidated Financial Statements
Amounts expressed in millions of dollars, except where otherwise stated
o	the straight-line amortization of past service costs and plan amendments over the average remaining service period of the active employee group covered by the plans as of the date such costs are first recognized, unless all, or almost all, of the employees are no longer active, in which case such costs are amortized over the average life expectancy of the former employees (amortized over 5 years for periods prior to December 31, 2008); and

o	the amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the accrued benefit obligation and the fair value of plan assets at the beginning of the year over the average remaining service period of the active employee group covered by the plans, unless all, or almost all, of the employees are no longer active, in which case such costs are amortized over the average life expectancy of the former employees (amortized over 5 years for periods prior to December 31, 2008).
The defined benefit plan obligations are determined in accordance with the projected benefit method prorated on services.
(u)	Earnings per share

Basic earnings (loss) per share is computed by dividing net earnings (loss) for the period by the weighted average shares outstanding during the reporting period. Diluted earnings (loss) per share is computed using the treasury stock method. When the effect of options and other securities convertible into common shares is anti-dilutive, including when the Company has incurred a loss for the period, basic and diluted loss per share are the same.

(v)	Comparative figures

Certain comparative figures disclosed in the consolidated financial statements have been reclassified to conform with the presentation adopted for the current year.
3. Capital structure management
The Company’s objectives when managing capital are to efficiently provide for the funding of ongoing operations, interest payments and capital expenditures, while ensuring adequate liquidity and solvency. The Company aims to minimize its cost of capital while achieving a selected capital structure and credit rating, providing a platform to effectively fund new growth initiatives, and ensuring flexibility in raising capital from multiple sources and markets.
The Company’s capital structure consists of net debt, shareholders’ equity and cash availability through a revolving asset based loan facility. The Company makes adjustments to the capital structure depending on economic conditions and the financial position and performance of the Company. In order to maintain or adjust the capital structure, the Company may issue new shares, buy back shares or pay dividends (provided the Company is compliant with its debt covenants), issue new debt, refinance or buy back existing debt, and sell assets to reduce debt.
The Company monitors its capital structure in a number of ways with its target requirements being as follows: (i) net debt to net capitalization of 35-45%, (ii) ratio of net debt to trailing twelve months EBITDA (defined as earnings before interest, taxes, depreciation and amortization, and before specific items) of less than 5.0:1 through a business cycle, (iii) interest coverage (defined as trailing twelve months EBITDA divided by interest) of greater than 2.5:1. These targets for net debt to EBITDA and interest coverage ratios are those that the Company believes are necessary to achieve a minimum BB/Ba2 corporate credit rating. The Company also targets re-investment hurdles on capital expenditures of one to three year payback depending on liquidity and outlook. Net debt comprises total debt less cash on hand. Net capitalization comprises net debt and shareholders’ equity. EBITDA is a non-GAAP measure whose nearest GAAP measure is net income.
At December 31, 2008, the Company’s net debt to net capitalization was 52.3% (December 31, 2007 — 44.2%), net debt to trailing twelve months EBITDA was 5.0:1 (December 31, 2007 — 6.7:1) and interest coverage was 2.5:1 (December 31, 2007 — 1.6:1). The acquisition of the Snowflake mill on April 10, 2008 (note 6), was funded through a combination of an equity rights offering of $121.1 million, net of share issue costs, and a draw on the Company’s revolving operating facility. The Company is currently meeting its capital structure targets with respect to net debt to EBITDA and interest coverage. However, the target for net debt to net capitalization is not being met as at December 31, 2008.
CONSOLIDATED FINANCIAL STATEMENTS

2008 ANNUAL REPORT      81
Notes to Consolidated Financial Statements
Amounts expressed in millions of dollars, except where otherwise stated
4. Measurement uncertainty — impairment of long-lived assets
The Company reviews long-lived assets, primarily plant and equipment, for impairment when events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. The Company tests for impairment using a two-step methodology:
(i)	Determine whether the projected undiscounted future cash flows from operations exceed the net carrying amount of the assets as of the assessment date, and

(ii)	If assets are determined to be impaired in step (i), then such impaired assets are written down to their fair value, determined principally by using discounted future cash flows expected from their use and eventual disposition.
Estimates of future cash flows and fair value require judgments, assumptions and estimates and may change over time. Due to the variables associated with judgments and assumptions used in these tests, the precision and accuracy of estimates of impairment charges are subject to significant uncertainties and may change significantly as additional information becomes known. The carrying value of long-lived assets represented approximately 76% of total assets as at December 31, 2008. If future developments were to differ adversely from management’s best estimate of key assumptions and associated cash flows, the Company could potentially experience future material impairment charges.
In the fourth quarter of 2008, as a result of a slowdown in the global economy resulting in a decline in demand for the Company’s products, the Company conducted step (i) impairment tests on its paper and pulp assets. Estimates of future cash flows used to test the recoverability of long-lived assets included key assumptions related to foreign exchange rates, forecast prices, estimated useful life of the long-lived assets, production levels, production costs, market supply and demand, inflation, weighted average cost of capital, and capital spending. The assumptions are derived from information generated internally, independent industry research firms, and other external published reports and forecasts. The useful life of the Company’s assets was estimated at 20 years for paper assets and 10 years for pulp assets. Product sales prices and foreign exchange assumptions for 2009 of CDN$1.00 = US$0.90 were based on management’s best estimates incorporating independent market information as well as analysis of historical data, trends and cycles. Product sales prices and foreign exchange assumptions for years 2010 to 2013 were based on forecasts prepared by Resource Information Systems Inc. (“RISI”), an independent external firm. The foreign exchange assumption was CDN$1.00 = US$0.85 in 2010 declining to CDN$1.00 = US$0.78 by 2013. Product sales prices and foreign exchange rate assumptions for 2014 and subsequent years were estimated by management based on long-term trend pricing for product sales prices and a long term expected foreign exchange rate of CDN$1.00 = US$0.88. In addition to the impairment test conducted using RISI and long-term trend assumptions for the years 2010 and beyond, the Company also prepared a second analysis applying significant discounts to the RISI and trend assumptions. In this second analysis, the foreign exchange assumption was CDN$1.00 = US$0.90 for all years and average product pricing was reduced by 7% to 18% in the years 2010 to 2012 when compared to RISI pricing assumptions. In addition, volume assumptions were reduced in each year. In this second analysis, the 5-year average results for 2008 to 2012 were then applied to each subsequent year of the useful life of the assets. The Company concluded that an impairment charge for the pulp and paper assets, other than the exceptions noted below, was not required as at December 31, 2008 as the estimated undiscounted cash flows in both cases exceeded the carrying values.
During 2008, the Company recorded an impairment charge of $136.4 million on assets related to its Elk Falls pulp mill and white top linerboard operation, of which $129.0 million related to property, plant and equipment and $7.4 million related to supplies and spare parts inventory. The Elk Falls pulp mill and white top linerboard operation was permanently closed on November 18, 2008 as a result of the ongoing unavailability of sawdust fibre. In addition, the Company also recorded a $14.6 million asset impairment charge in 2008 on certain specific mill assets that are no longer in use or where the net realizable value has decreased due to the current weak economic environment.
The Company’s No. 1 paper machine in Elk Falls (“E1”) was curtailed throughout 2008. The Company has not recorded an impairment for the indefinite curtailment. The Company is monitoring market and other conditions and will assess whether they improve sufficiently to allow this machine to be placed back into production. To the extent that conditions do not improve in a reasonable period of time and to the levels necessary to restart the machine, a write-down may result in the future. As at December 31, 2008, the net book value of E1 and ancillary assets was approximately $25 million.
On January 20, 2009, the Company announced the indefinite curtailment of its No. 1 paper machine in Crofton (“C1”) effective February 1, 2009 until market conditions improve. As at December 31, 2008, the Company has not recorded an impairment for the indefinite curtailment. The net book value of C1 and ancillary assets was approximately $12 million at December 31, 2008.
CONSOLIDATED FINANCIAL STATEMENTS

82     2008 ANNUAL REPORT
Notes to Consolidated Financial Statements
Amounts expressed in millions of dollars, except where otherwise stated
In 2006, the Company recorded an impairment loss of $23.4 million, of which $19.1 million related to the permanent closure of its Port Alberni No. 3 paper machine and ancillary assets, and $4.3 million related to assets that were previously idled and where the Company determined the assets would not be used again in the future. The estimated fair value of these assets was based on the present value of the estimated asset proceeds net of dismantling and selling costs.
5. Variable interest entities
The Company has a 50.0% interest in Powell River Energy Inc. (“PREI”). The Company consolidates 100% of PREI in accordance with Accounting Guideline 15, “Consolidation of Variable Interest Entities”. PREI consists of an integrated hydroelectric power generating, transmission and distribution system which includes two hydroelectric stations in British Columbia with installed capacity of 82 Megawatts. The Company purchases 100% of the power generated by PREI. Prior to January 1, 2005, PREI was accounted for using the proportionate consolidation method.
The Company has limited access to PREI’s assets, which generally takes the form of interest on loans, management fees and earnings distributions based on the Company’s interest in PREI. In addition, creditors of PREI have recourse limited to the assets in PREI. Condensed financial information with respect to PREI is as follows:

Years ended December 31	2008	2007	2006

Condensed statement of earnings
Sales — affiliate [1]	$18.6	$19.2	$19.6

Cost of sales	4.9	5.1	5.3
Amortization	3.2	3.3	2.9

	8.1	8.4	8.2

Operating earnings	10.5	10.8	11.4
Interest expense	(7.7)	(8.2)	(8.1)
Interest expense — affiliate [1]	(2.7)	(3.1)	(3.1)
Other expense, net	0.5	(4.2)	(0.3)
Income tax recovery	1.0	4.9	3.0

Net earnings [2]	$1.6	$0.2	$2.9

At at December 31	2008	2007

Condensed balance sheets
Current assets	$3.5	$3.8
Property, plant and equipment	115.6	118.2

	$119.1	$122.0

Current liabilities
Accounts payable and accrued liabilities	$15.3	$17.4
Current portion of long-term debt (note 18)	74.9	0.5
Long-term debt (note 18)	19.5	94.1
Long-term debt — affiliate [1]	21.5	21.5
Future income taxes	19.7	20.7
Shareholders’ deficit [2]	(31.8)	(32.2)

	$119.1	$122.0

1	Balances with Catalyst Paper Corporation.

2	50% is included in the Company’s non-controlling interest balances.
CONSOLIDATED FINANCIAL STATEMENTS

2008 ANNUAL REPORT      83
Notes to Consolidated Financial Statements
Amounts expressed in millions of dollars, except where otherwise stated
The Company has identified one other potential VIE, but has not been able to obtain the financial information necessary to evaluate whether the entity is a VIE, or if the entity is a VIE, whether the Company is the primary beneficiary. The Company has entered into a building lease agreement with this potential VIE whereby the Company has agreed to continue making the prescribed lease payments directly to the financial institution holding the mortgage on the building in the event the lessor is no longer able to meet its contractual obligations. As at December 31, 2008, the principal amount of the mortgage was $9.6 million (2007 — $10.6 million). This agreement does not increase the Company’s liability beyond the obligation under the building lease.
6. Acquisition of Snowflake recycle newsprint mill
On April 10, 2008, the Company completed the acquisition of a recycled newsprint mill in Snowflake, Arizona. Cash consideration paid was $169.8 million and was financed, in part, through a rights offering resulting in the issuance of 167,069,361 Subscription Receipts and proceeds of $121.1 million, net of share issue costs. The balance of the purchase price for the acquisition was funded by drawings of $48.7 million under the Company’s revolving operating facility. Under the rights offering, each holder of record of the Company’s common shares as of the close of business on the record date of March 11, 2008 received one Right for each common share held. Each 1.285 Rights entitled the holder to purchase one Subscription Receipt of the Company for an exercise price of $0.75 per Subscription Receipt. Each Subscription Receipt was converted into one fully paid common share of the Company concurrent with the closing of the Snowflake acquisition.
The acquisition has been accounted for using the purchase method of accounting. The following amounts have been assigned to the assets and liabilities acquired, based on an estimate of their fair value as at April 10, 2008, and are subject to revision for twelve months from the date of the acquisition:

Assets acquired
Current assets	$18.1
Property, plant and equipment	169.7
Other assets	0.5

188.3
Liabilities assumed
Current liabilities	(18.1)
Employee future benefits	(0.4)

Fair value of net assets acquired	$169.8

Consideration paid
Cash, including transaction costs	$169.8

The Company’s Snowflake mill is financially and operationally self-sustaining. Accordingly, the current rate method is used for the translation of its financial statements to Canadian dollars upon consolidation. Under this method, the assets and liabilities are translated at the rate of exchange in effect at the balance sheet date. Revenue and expense items are translated at the average exchange rate in effect during the period. Exchange gains and losses arising from the current rate method of translation are deferred in a separate component of accumulated other comprehensive income in shareholders’ equity. Such gains and losses will be included in the determination of net earnings when there is a reduction in the net investment in the foreign subsidiary as a result of a dilution or sale of part or all of the Company’s interest in the foreign subsidiary or as a result of capital transactions including dividend distributions and capital restructuring.
The Company has designated a portion of its foreign currency denominated long-term debt as an effective hedge of its self-sustaining foreign subsidiary. Upon translation of such debt into Canadian dollars, any gains or losses are also deferred in a separate component of shareholders’ equity to be recognized in net earnings when there is a reduction in the net investment in the subsidiary.
The foreign exchange translation adjustment account reflects the net changes in the respective book values of the Company’s investment in Snowflake due to exchange rate fluctuations since the date of acquisition. Included in the accumulated other comprehensive income in shareholders’ equity at December 31, 2008 was a net foreign exchange gain of $29.3 million, net of tax, related to the revaluation of the debt during the period of hedge effectiveness.
CONSOLIDATED FINANCIAL STATEMENTS

84     2008 ANNUAL REPORT
Notes to Consolidated Financial Statements
Amounts expressed in millions of dollars, except where otherwise stated
7. Restructuring and change-of-control costs
The Company’s restructuring and change-of-control expenses and related provisions at December 31 were as follows:

Years ended December 31,	2008	2007

Balance, beginning of year	$28.1	$—
Expensed in year	30.1	64.7
Disbursements	(23.6)	(23.6)
Other non-cash items	—	(0.4)

	34.6	40.7
Less: portion related to employee future benefits	(18.3)	(12.6)

Balance, end of year	$16.3	$28.1

Classification:
Accounts payable and accrued liabilities (note 17)	14.0	20.0
Other long-term obligations (note 20)	2.3	8.1

	$16.3	$28.1

2008
In February 2008, the Company reached new labour agreements at its Port Alberni mill, resulting in significant workforce reductions and related early retirement and severance payments. The agreements have a five-year term, expiring April 2013, and included a commitment by the Company to a $12 million capital upgrade on the thermo-mechanical pulp facility at the mill, and the restart, by mid-year, of its Port Alberni No. 4 paper machine, which had been idled indefinitely since September 2007. The capital upgrade is expected to be completed by May 2009. For the year ended December 31, 2008, the Company recorded $14.6 million in restructuring costs related to the early retirement and severance program. Restructuring expenses were recorded in accordance with the Emerging Issues Committee Abstract No. 134, “Accounting for Severance and Termination Benefits”.
In April 2008, the Company announced the indefinite curtailment of Elk Falls paper machine No. 1 due to fibre shortages. The indefinite curtailment of E1, which was initially temporarily curtailed in September 2007 due to lack of fibre resulting from the strike by coastal loggers in British Columbia, resulted in a reduction of approximately 145 employees at Elk Falls, the majority through layoffs. At the same time, the Company also announced manning reductions of 82 positions at its Crofton mill as the mill took steps to improve its overall cost structure. Costs associated with these restructuring programs are expected to be approximately $4 million. The Company recorded net restructuring costs of $0.4 million in 2008 associated with these and prior initiatives.
In November 2008, the Company permanently closed its sawdust pulp and white top linerboard operation at its Elk Falls mill due to an ongoing unavailability of sawdust fibre. This closure resulted in removing 200,000 tonnes of annual sawdust pulp and 131,000 tonnes of annual white top linerboard capacity. Total severance costs associated with this closure are estimated to be approximately $21 million. The Company recorded severance related restructuring costs of $15.1 million and an asset impairment charge of $136.4 million in 2008 in connection with this closure.
2007
In 2007, the Company announced and implemented, in various phases during the year, a restructuring program which included reductions of approximately 565 positions across the Company, the relocation of the corporate office, and the centralization of certain mill administrative functions. This plan was substantially completed during 2007 and the Company incurred $58.3 million of restructuring costs, of which $3.0 million was capital related.
In 2007, the Company also expensed $8.3 million for change-of-control payments, pension benefits and stock compensation to the former President and Chief Executive Officer, and the former Vice-President, Finance and Chief Financial Officer, who exercised their rights under change of control agreements and resigned their positions. These rights were triggered upon the acquisition by Third Avenue Management LLC of control or direction over 37.8% of the Company’s common shares in October, 2006. In addition, the Company expensed $1.1 million in change-of-control costs related to employee retention agreements that required certain key employees to remain actively employed by the Company for one year following a change-of-control.
CONSOLIDATED FINANCIAL STATEMENTS

2008 ANNUAL REPORT      85
Notes to Consolidated Financial Statements
Amounts expressed in millions of dollars, except where otherwise stated
8. Interest expense, net
The components of interest expense, net, for the years ended December 31 were as follows:

	2008	2007	2006

Interest on long-term debt	$78.0	$71.7	$75.4
Fixed-to-floating interest rate swaps	(2.9)	—	(1.2)
Other	0.3	0.1	0.9

	75.4	71.8	75.1
Capitalized interest	(0.1)	(0.2)	—
Interest income	(0.3)	(0.9)	(1.3)

	$75.0	$70.7	$73.8

9. Other income (expense), net
The components of other income (expense), net, for the years ended December 31 were as follows:

	2008	2007	2006

Termination fee on closure of corrugating machine at Snowflake	$2.0	$—	$—
Gain (loss) on disposal of property, plant and equipment	0.4	(13.6)	1.1
Financing expenses	—	(1.2)	—
Other	0.1	(0.5)	0.7

	$2.5	$(15.3)	$1.8

10. Income taxes
The components of income tax recovery for the years ended December 31 were as follows:

	2008	2007	2006

Current	$1.7	$0.7	$2.1
Future	(86.6)	(78.3)	(33.2)
Release of future taxes related to reduction in corporate income tax rates	(6.9)	(22.4)	(22.9)

	$(91.8)	$(100.0)	$(54.0)

The reconciliation of income taxes calculated at the statutory rate to the actual income tax provision for the years ended December 31 was as follows:

	2008		2007		2006

Income tax recovery at Canadian statutory income tax rates	$(96.8)	31.0%	$(44.7)	34.0%	$(23.3)	34.1%
Increase (decrease) in income taxes for:
Non-taxable income and expenses	13.8	(4.4)	(14.9)	11.3	0.8	(1.2)
Difference in foreign tax rate	(4.3)	1.4	(1.7)	1.3	(1.8)	2.6
Release of future income taxes related to reduction in corporate income tax rates	(6.9)	2.2	(22.4)	17.0	(22.9)	33.5
Change in the future income tax estimate	—	—	(14.4)	11.0	(4.5)	6.6
Adjustment to deferred credits	(2.7)	0.8	(2.3)	1.7	1.0	(1.4)
Large corporations tax	—	—	—	—	(0.3)	0.4
Other	5.1	(1.6)	0.4	(0.3)	(3.0)	4.4

Income tax recovery	$(91.8)	29.4%	$(100.0)	76.0%	$(54.0)	79.0%

CONSOLIDATED FINANCIAL STATEMENTS

86     2008 ANNUAL REPORT
Notes to Consolidated Financial Statements
Amounts expressed in millions of dollars, except where otherwise stated
The tax effects of temporary differences that give rise to significant future tax assets were as follows at December 31:

	2008	2007

Future income tax assets
Non-capital losses and temporary differences related to working capital	$21.7	$5.0
Employee future benefits	4.5	0.6

	26.2	5.6
Valuation allowance	—	(1.9)

	$26.2	$3.7

Classification:
Prepaids and other (note 14)	$26.2	$—
Other assets (note 16)	—	3.7

	$26.2	$3.7

The tax effects of temporary differences that give rise to significant future tax liabilities were as follows at December 31:

	2008	2007

Future income tax liabilities
Property, plant and equipment	$184.2	$229.2
Non-capital loss carry-forwards	(79.7)	(77.0)
Employee future benefits	(50.7)	(54.2)
Other	8.3	54.0

	62.1	152.0
Valuation allowance	4.7	2.2

	$66.8	$154.2

11. Earnings per share
The following table provides the reconciliation between basic and diluted earnings (loss) per share:

	2008	2007	2006

Net earnings (loss) reported	$(221.1)	$(31.6)	$(15.9)
Weighted average shares used in computation of basic earnings per share (in millions)	336.1	214.7	214.6
Weighted average shares from assumed conversion of dilutive options (in millions)	—	—	—
Weighted average shares used in computation of diluted earnings per share (in millions)	336.1	214.7	214.6
Basic and diluted earnings (loss) per share (in dollars)	$(0.66)	$(0.15)	$(0.07)

CONSOLIDATED FINANCIAL STATEMENTS

2008 ANNUAL REPORT     87
Notes to Consolidated Financial Statements
Amounts expressed in millions of dollars, except where otherwise stated
12. Accounts receivable
The components of accounts receivable at December 31 were as follows:

	2008	2007

Trade receivables	$206.6	$197.0
Less: Allowance for doubtful accounts	(3.2)	(2.8)

	203.4	194.2
Sales taxes receivable	3.0	8.3
Other receivables	15.3	10.6

	$221.7	$213.1

13. Inventories
The components of inventories at December 31 were as follows:

	2008	2007

Finished goods
Specialty printing papers	$25.6	$40.6
Newsprint	8.7	10.3
Pulp	18.8	24.3

Total finished goods	53.1	75.2
Work-in-progress	1.7	1.5
Raw materials – wood chips, pulp logs and other	46.1	41.0
Operating and maintenance supplies and spare parts	110.5	118.0

	$211.4	$235.7

At December 31, 2008, the Company had applied write-downs of $2.7 million (2007 — $2.6 million) to finished goods inventory and $9.6 million (2007 — $nil) to raw materials inventory (note 2(c)). At December 31, 2008, inventory carried at NRV consisted of $18.8 million of pulp and white top linerboard finished goods inventory, of which $17.9 million related to pulp and $0.9 million related to white top linerboard. At December 31, 2007, inventory carried at NRV consisted of $40.7 million of finished goods paper inventory, of which $30.4 million related to specialty printing papers and $10.3 million related to newsprint.
For the year ended December 31, 2008, the Company recorded an expense of $5.9 million (2007 — $1.8 million, 2006 — $2.0 million reversal) related to the write-down of inventories to NRV. This comprised of a $12.3 million charge (2007 — $nil, 2006 — $2.8 million reversal) related to pulp inventory, and a reversal of $2.9 million (2007 — $0.5 million charge, 2006 — $0.8 million charge) and $3.5 million (2007 — $1.3 million charge, 2006 — $nil) related to specialty printing papers and newsprint inventories, respectively. The reversal of inventory write-downs was a result of improved NRVs for specialty printing papers and newsprint in 2008 compared to December 31, 2007.
14. Prepaids and other
The components of prepaids and other at December 31 were as follows:

	2008	2007

Future income tax assets (note 10)	$26.2	$—
Derivative financial instruments	1.3	32.0
Property taxes, insurance and licences	2.1	3.7
Other	3.2	5.0

	$32.8	$40.7

CONSOLIDATED FINANCIAL STATEMENTS

88     2008 ANNUAL REPORT
Notes to Consolidated Financial Statements
Amounts expressed in millions of dollars, except where otherwise stated
15. Property, plant and equipment
The components of property, plant and equipment at December 31 were as follows:

		Accumulated	Net book
2008	Cost	amortization	value

Buildings and land
Specialty printing papers and newsprint	$556.4	$229.3	$327.1
Pulp	141.2	111.8	29.4
Machinery and equipment
Specialty printing papers and newsprint	2,708.0	1,369.1	1,338.9
Pulp	862.3	705.7	156.6

	$4,267.9	$2,415.9	$1,852.0

		Accumulated	Net book
2007	Cost	amortization	value

Buildings and land
Specialty printing papers and newsprint	$464.9	$163.8	$301.1
Pulp	124.4	68.1	56.3
Machinery and equipment
Specialty printing papers and newsprint	2,561.0	1,295.0	1,266.0
Pulp	885.4	596.0	289.4

	$4,035.7	$2,122.9	$1,912.8

During 2008, the Company recorded $151.0 million in asset impairment charges, of which $136.4 million related to assets at Elk Falls pulp mill and white top linerboard operations, and $14.6 million related to specific assets that were no longer in use or where the NRV has decreased. On a segmented basis, $136.7 million related to pulp assets, $2.5 million related to newsprint assets, and $11.8 million related to specialty printing papers assets.
During 2008, interest of $0.1 million (2007 — $0.2 million) was capitalized in connection with capital projects.
At December 31, 2008, a net carrying amount of $7.4 million (2007 — $8.3 million) included in machinery and equipment is held under capital leases, $10.0 million for cost (2007 — $10.4 million) and $2.6 million for accumulated amortization (2007 — $2.1 million).
16. Other assets
The components of other assets at December 31 were as follows:

	2008	2007

Accrued benefit asset – pension plan (note 19)	$31.0	$16.6
Derivative financial instruments	34.7	5.0
Non-controlling interest (note 5)	15.9	16.1
Deferred charges and other	13.8	13.4
Deferred financing costs	5.1	—
Future income tax assets (note 10)	—	3.7

	$100.5	$54.8

CONSOLIDATED FINANCIAL STATEMENTS

2008 ANNUAL REPORT     89
Notes to Consolidated Financial Statements
Amounts expressed in millions of dollars, except where otherwise stated
17. Accounts payable and accrued liabilities
The components of accounts payable and accrued liabilities at December 31 were as follows:

	2008	2007

Trade payables	$115.3	$135.7
Accrued payroll and related liabilities	66.9	74.9
Restructuring and change-of-control (note 7)	14.0	20.0
Accrued benefit obligation – pension plan (note 19)	7.3	5.5
Accrued benefit obligation – other employee future benefit plans (note 19)	6.7	6.7
Derivative financial instruments	30.2	0.2
Accrued interest	10.9	9.2
Other	18.1	16.0

	$269.4	$268.2

18. Long-term debt
The Company’s long-term debt at December 31 was as follows:

	2008	2007

Recourse
Senior notes, 8.625% due June 2011 (US$400.0 million)	$485.1	$388.9
Senior notes, 7.375% due March 2014 (US$250.0 million)	306.9	246.6

	792.0	635.5
Revolving asset based loan facility of up to $330.0 million due August 2013	60.1	—
Revolving operating facility of up to $350.0 million due July 2009	—	47.1
Capital lease obligations	12.2	8.6

	864.3	691.2

Non-recourse
First mortgage bonds, 6.387% due July 2009	74.9	74.6
Subordinated promissory notes	19.5	19.5
Short-term loan payable	—	0.5

	94.4	94.6

Total debt	958.7	785.8
Less: Current portion	(75.8)	(1.2)

	$882.9	$784.6

On August 13, 2008, the Company replaced its $350.0 million revolving operating facility maturing 2009 with a new $330.0 million revolving asset based loan facility (“ABL Facility”) maturing August 2013. The ABL Facility will provide for ongoing working capital and capital expenditure requirements as well as for general corporate purposes. Collateral provided consists of all accounts receivable, inventories and cash of the Company as well as a first charge on the property, plant and equipment of the Company’s Snowflake mill. Availability under the ABL Facility is determined by a borrowing base calculated primarily on balances of eligible accounts receivable and inventories, less certain reserves.
Borrowings under the ABL Facility bear interest at a rate based on Canadian dollar banker’s acceptance/prime or U.S. dollar LIBOR/base/prime rates, plus a margin that varies with the average excess availability on the ABL Facility. The interest rates on borrowings under the old and the new facilities averaged 5.8% in 2008 (2007 — 7.3%). A commitment fee at an applicable margin applies to the undrawn portion of the ABL Facility.
CONSOLIDATED FINANCIAL STATEMENTS

90     2008 ANNUAL REPORT
Notes to Consolidated Financial Statements
Amounts expressed in millions of dollars, except where otherwise stated
The ABL Facility includes financial covenants to a) maintain shareholders’ equity above $639.0 million as at December 31, 2008, b) maintain excess availability above $35 million and c) to not make capital expenditures in excess of 120% of the Company’s annual budget. The minimum equity requirement is reduced by the amount of any non-cash write-downs of property, plant and equipment as a result of a permanent discontinuance of operations. At December 31, 2008, as calculated under the ABL Facility, shareholders’ equity was $870.0 million (2007 — $988.6 million). The borrowing base at December 31, 2008 was $263.3 million and after drawings of $60.1 million, and outstanding letters of credit of $27.9 million, $175.3 million was available to the Company, in addition to cash on hand of $5.0 million.
The indentures and agreements governing the Company’s senior notes contain customary restrictive covenants, including restrictions on incurring additional indebtedness, certain payments including dividends and investments in other persons, the creation of liens, sale and leaseback transactions, certain amalgamations, mergers, consolidations and the use of proceeds arising from certain sales of assets and certain transactions with affiliates. At December 31, 2008, the Company was in compliance with the covenants under both its ABL Facility and senior notes. The Company’s Fixed Charge Coverage Ratio (“FCC Ratio”) under the senior note indentures, calculated on a 12-month trailing average, was 2.1:1 at December 31, 2008 (December 31, 2007 — 0.8:1). While the FCC Ratio is below 2.0:1, the Company is limited in the amount of additional debt it may incur to “permitted debt” under the senior notes. Under the indenture for the 8.625% senior notes, “permitted debt” includes a) the Company’s existing 8.625% notes and 7.375% notes, b) a credit facility basket in an amount equal to the greater of (i) $725 million and (ii) the sum of 75% of the book value of the Company’s accounts receivable, 50% of the book value of the Company’s inventory and $290 million, against which in either case utilization under the Company’s $330 million ABL Facility is applied, c) purchase money debt and capital lease obligations in an amount equal to 5.0% of the Company’s consolidated tangible assets, d) a $40 million general basket, and e) a $5 million basket for accommodation guarantees, trade or standby letters of credit, performance bonds, bankers’ acceptances and surety bonds. The indenture for the 7.375% notes contains larger debt baskets, but while the 8.625% notes remain outstanding, the Company is bound by their more restrictive provisions. Also, the Company’s restricted payments baskets under the 8.625% and 7.375% senior notes were negative $109.8 million and negative $84.8 million, respectively, as at December 31, 2008, as a result of accumulated losses in recent years (December 31, 2007 — negative $189.0 million and negative $164.0 million, respectively). Under the senior note covenants, the Company cannot pay dividends unless the balance in these baskets is positive.
Non-recourse debt is debt owed by PREI. The Company has a 50% interest in PREI, and consolidates 100% of it as PREI is a VIE in which the Company is the primary beneficiary. The Company has reclassified its non-recourse debt of $74.9 million to current liabilities on its balance sheet as at December 31, 2008. It is anticipated that PREI will refinance this debt prior to its maturity in July 2009.

	Recourse	Non-recourse
Scheduled total debt repayments	debt	debt (PREI)

2009	$1.0	$75.0
2010	1.0	—
2011	490.9	—
2012	4.0	—
2013	64.0	—
Thereafter	307.5	19.5

	$868.4	$94.5

Fair value of total debt

The following estimated fair values of the Company’s total debt at December 31 have been determined based on management’s best estimate of the fair value to refinance debt with similar terms at the respective year-end dates:

	2008	2007

Recourse	$414.3	$573.9
Non-recourse (PREI)	95.8	96.5

	$510.1	$670.4

CONSOLIDATED FINANCIAL STATEMENTS

2008 ANNUAL REPORT     91
Notes to Consolidated Financial Statements
Amounts expressed in millions of dollars, except where otherwise stated
19. Employee future benefits
Description of benefit plans
The Company maintains pension benefit plans for all salaried employees, which include defined benefit and defined contribution segments. Employees hired subsequent to January 1, 1994, enroll in the defined contribution segment.
The defined benefit segment provides a pension based on years of service and earnings. For the defined contribution segment, the Company’s contributions are based on a percentage of an employee’s earnings with the Company’s funding obligations being satisfied upon crediting contributions to an employee’s account.
The Company also maintains pension benefits for former hourly employees that are not covered by union pension plans.
The Company provides other benefit plans consisting of provincial medical plan premiums, extended health care and dental benefits to eligible retired employees and their dependents. Assumed health care trend rates have a significant effect on the amounts reported for the post-retirement medical plans.
Total cash payments
Total cash payments for employee future benefits for the year ending December 31, 2008, consisting of cash contributed by the Company to its funded pension plans, cash payments directly to beneficiaries for its unfunded benefit plans and cash contributed to its defined contribution plans, was $38.9 million (2007 — $36.2 million).
Unionized employees of the Company are members of multi-employer industry-wide pension plans to which the Company contributes a predetermined amount per hour worked by an employee. The pension expense for these plans is equal to the Company’s contribution of $15.5 million in 2008 (2007 — $17.2 million; 2006 — $18.0 million).
Defined benefit plan
The Company measures the fair value of plan assets and the accrued benefit obligations for accounting purposes as at December 31 of each year. The most recent actuarial valuation of the majority of pension plans for funding purposes was as of December 31, 2007, and the next required valuation will be as of December 31, 2010.
Change in accrued defined benefit plan obligation
The following table represents the change in the accrued benefit obligation as determined by independent actuaries:

	Pension benefit plans		Other benefit plans
	2008	2007	2008	2007

Accrued benefit obligations at beginning of year	$375.8	$376.5	$219.4	$227.6
Service cost for the year	5.2	5.3	4.6	5.1
Interest cost	19.3	18.2	11.5	11.4
Employee contributions	0.5	0.4	—	—
Benefit payments	(29.8)	(29.8)	(6.7)	(6.4)
Recognition of restructuring program (note 7)	7.5	12.6	—	—
Prior service (credits) costs	5.1	—	—	—
Actuarial loss (gain) and other adjustments	(49.3)	(7.4)	(65.1)	(18.3)

Accrued benefit obligations balance at end of year	$334.3	$375.8	$163.7	$219.4

Change in fair value of defined benefit plan assets
The following table represents the change in the fair value of assets of the defined benefit plans:

	Pension benefit plans		Other benefit plans
	2008	2007	2008	2007

Fair value of defined benefit plan assets at beginning of year	$276.4	$283.5	$—	$—
Actual return on plan assets	(54.6)	(1.1)	—	—
Employee contributions	0.5	0.4	—	—
Company contributions	26.7	24.4	6.7	6.4
Other	1.4	(1.0)	—	—
Benefit payments	(29.8)	(29.8)	(6.7)	(6.4)

Fair value of defined benefit plan assets at end of year	$220.6	$276.4	$—	$—

CONSOLIDATED FINANCIAL STATEMENTS

92     2008 ANNUAL REPORT
Notes to Consolidated Financial Statements
Amounts expressed in millions of dollars, except where otherwise stated
The asset allocation for the Company’s defined benefit pension plans, by asset category, was as follows:

Plan assets at December 31,	2008	2007

Equity securities	52.6%	60.5%
Fixed income securities	47.4%	39.5%

Total	100%	100.0%

Reconciliation of the funded status of the benefit plans to the amounts in the consolidated balance sheets
The following table presents the difference between the fair value of the defined benefit pension assets and the actuarially determined accrued benefit obligations as at December 31, 2008 and 2007. This difference is also referred to as either the deficit or surplus, as the case may be, or the funded status of the plans.
The table also reconciles the amount of the surplus or deficit (funded status) to the accrued benefit obligation in the consolidated balance sheets. This difference between the funded status and the obligation recognized in the consolidated balance sheets, in accordance with Canadian GAAP, represents the portion of the surplus or deficit not yet recognized for accounting purposes. Deferred recognition is a key element of the Canadian GAAP pension accounting. This approach allows for a gradual recognition of changes in accrued benefit obligations and fund performance over the expected average remaining service life of the employee group covered by the plans.
As at December 31, 2008, there was a total funding deficit of $113.7 million (2007 — $99.4 million) in the Company’s various defined benefit pension plans. Of this amount, $53.0 million (2007 — $40.3 million) related to funded defined benefit pension plans and $60.7 million (2007 — $59.1 million) to “pay-as-you-go” unfunded defined benefit pension plans. In addition, the Company has other “pay-as-you-go” post-retirement benefit plans, consisting of group health care and life insurance, which had a deficit of $163.7 million at December 31, 2008 (2007 — $219.4 million).

	Pension benefit plans		Other benefit plans
	2008	2007	2008	2007

Accrued benefit obligation at end of year	$334.3	$375.8	$163.7	$219.4
Fair value of plan assets at end of year	220.6	276.4	—	—

Funded status-deficit	(113.7)	(99.4)	(163.7)	(219.4)
Unrecognized prior service (credits) costs	5.2	—	(1.5)	(1.7)
Unrecognized actuarial (gains) losses	86.7	68.2	(22.6)	45.0

Accrued benefit obligation recognized in the consolidated balance sheets	$(21.8)	$(31.2)	$(187.8)	$(176.1)

Classification of accrued obligations
The accrued benefit obligation is included in the Company’s balance sheet as follows:

	Pension benefit plans		Other benefit plans
	2008	2007	2008	2007

Other assets (note 16)	$31.0	$16.6	$—	$—
Accounts payable and accrued liabilities (note 17)	(7.3)	(5.5)	(6.7)	(6.7)
Employee future benefits	(45.5)	(42.3)	(181.1)	(169.4)

	$(21.8)	$(31.2)	$(187.8)	$(176.1)

CONSOLIDATED FINANCIAL STATEMENTS

2008 ANNUAL REPORT     93
Notes to Consolidated Financial Statements
Amounts expressed in millions of dollars, except where otherwise stated
Components of net periodic benefit cost recognized in the year

Pension benefit plans	2008	2007	2006

Defined benefit costs
Service cost for the year	$5.2	$5.3	$6.9
Interest cost	19.3	18.2	17.8
Actual return on assets	54.6	1.1	(37.7)
Actuarial (gain)/loss	(51.5)	(9.0)	14.2
Prior service costs	5.1	—	—
Settlement loss	—	0.5	—
Recognition of restructuring program (note 7)	7.5	12.6	—
Difference between actual and expected return	(73.9)	(20.7)	20.3
Difference between actual and recognized actuarial (gain)/loss and other	56.4	11.6	(7.7)
Difference between actual and recognized prior service costs	(5.1)	—	—

	17.6	19.6	13.8

Defined contribution cost
Service cost for the year	5.5	5.3	5.5

Net periodic benefit cost for pension benefit plans	$23.1	$24.9	$19.3

Other benefit plans	2008	2007	2006

Defined benefit costs
Service cost for the year	$4.6	$5.1	$5.6
Interest cost	11.5	11.4	10.9
Actuarial (gain)/loss	(66.2)	(18.3)	0.4
Difference between actual and recognized actuarial (gain)/loss and other	68.0	21.5	3.0
Difference between actual and recognized prior service (credits) costs	(0.2)	(0.2)	(0.2)

Net periodic benefit cost for other benefit plans	$17.7	$19.5	$19.7

Significant assumptions
Actuarial assumptions used in accounting for the Company-maintained benefit plans were:

	2008	2007

Benefit obligations at December 31,
Discount rate	7.0%	5.25%
Rate of compensation increase	2.50%	2.50%
Net benefit cost for year ended December 31,
Discount rate	5.25%	5.00%
Rate of compensation increase	2.50%	3.00%
Expected rate of return on plan assets	7.00%	7.00%
Assumed health care cost trend rate at December 31,
Extended health benefits
Initial health care cost trend rate	7.50%	8.00%
Annual rate of decline in trend rate	0.50%	0.50%
Ultimate health care cost trend rate	4.50%	4.50%
Dental benefits
Dental care cost trend rate	4.0%	4.00%
Medical services plan benefits
Premium trend rate	2.0%	2.00%

CONSOLIDATED FINANCIAL STATEMENTS

94      2008 ANNUAL REPORT
Notes to Consolidated Financial Statements
Amounts expressed in millions of dollars, except where otherwise stated
Sensitivity analysis

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1% change in assumed health care cost rates would have the following effects for 2008:

	Other benefit plans
	Increase	Decrease

Total of service and interest cost	$3.3	$(2.7)
Accrued benefit obligation at December 31	$26.5	$(22.3)

20. Other long-term obligations
The components of other long-term obligations at December 31 were as follows:

	2008	2007

Restructuring and change-of-control liabilities (note 7)	$2.3	$8.1
Forward foreign currency contracts hedging long-term debt	—	5.4
Environmental and remedial	6.8	9.2
Other	4.2	4.2

	$13.3	$26.9

21. Deferred credits
Continuity of deferred credits for the years ended December 31 was as follows:

	2008	2007

Beginning of year	$21.7	$25.5
Adjustment related to utilization of acquired tax losses	(2.7)	(2.3)
Adjustment resulting from reduction in corporate income tax rates	(0.4)	(1.5)

End of year	$18.6	$21.7

22. Share capital
(a)	Authorized The Company is authorized to issue 100,000,000 preferred shares and an unlimited number of common shares.

(b)	Issued and outstanding

		2008		2007
	Shares	$	Shares	$

Issued and outstanding:
Common shares	381,753,490	1,035.0	214,684,129	913.9

23. Stock-based compensation plans
(a)	Details of stock-based compensation expense

	2008	2007	2006

Stock option awards	$1.0	$2.4	$2.0
Restricted share units	1.5	0.8	—
Deferred share units	0.2	0.2	0.9

	$2.7	$3.4	$2.9

CONSOLIDATED FINANCIAL STATEMENTS

2008 ANNUAL REPORT      95
Notes to Consolidated Financial Statements
Amounts expressed in millions of dollars, except where otherwise stated
(b)	Stock option plans

The Company has an employee share option plan (the “Plan”) for its key officers, directors and employees. The Plan provides for the issuance of up to a maximum of 12.0 million common shares.

Options granted, other than those granted pursuant to the Company’s mid and long-term incentive plan, have a maximum term of ten years. These options are exercisable as to one-third on and after the first anniversary date, as to two-thirds on and after the second anniversary date and as to all on and after the third anniversary date, unless, for all options other than those granted on March 28, 2007, the market price of the common shares exceeds a specified acceleration price, in which case all of the options are exercisable at that time. In general, market price for options is determined by the weighted average price per share for all sales of common shares on Toronto Stock Exchange (“TSX”) during the five consecutive trading days preceding the date on which a determination of market price is required under the Plan. However, market price for options granted annually to the Company’s directors under the director compensation program is set 25% above the market price as calculated above.

The Company has granted stock options to its key executives that are time and performance based. These options vest on December 31, 2009 subject to certain conditions being met. 50% of the total number of stock options will vest if the executive remains employed with the Company on December 31, 2009, subject to a minimum return on capital employed benchmark. The remaining 50% of the options will vest subject to the achievement of a relative return on capital employed compared to that of an industry peer group. These options have a term of seven years.

The Company applies the fair value-based method for recording share options granted to directors, officers and employees. Under the fair value method, compensation cost is measured at fair value at the date of grant, and is expensed over the award’s vesting period. Compensation expense related to performance-based options has been based on management’s best estimate of the outcome of the performance conditions in accordance with CICA Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments.”

The fair value of share options was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2008	2007	2006

Risk-free interest rate	3.8%	4.5%	4.0%
Annual dividends per share	Nil	Nil	Nil
Expected stock price volatility	40.0%	30.5%	30.6%
Expected option life (in years)	8.5	7.0	4.0
Average fair value of options granted (in dollars)	$0.51	$1.25	$1.02

The risk-free interest rate was based on a zero-coupon Government of Canada bond with a remaining term approximately equivalent to the expected life of the stock option. The Company estimated the annual dividends per share, expected stock price volatility and expected option life based on historical experience. Forfeitures were recognized as they occurred.

Changes in the number of options outstanding during the years ended December 31, were as follows:

		2008		2007		2006
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number of	price	Number of	price	Number of	price
	options	(in dollars)	options	(in dollars)	options	(in dollars)

Beginning of year	3,964,024	$3.43	8,171,000	$4.35	8,409,500	$5.00
Granted	2,691,891	1.23	1,984,624	3.20	1,836,000	3.37
Exercised	—	—	(80,009)	3.31	—	—
Expired or cancelled	(811,931)	3.42	(6,111,591)	4.58	(2,074,500)	6.08

End of year	5,843,984	2.42	3,964,024	3.43	8,171,000	4.35

CONSOLIDATED FINANCIAL STATEMENTS

96       2008 ANNUAL REPORT
Notes to Consolidated Financial Statements
Amounts expressed in millions of dollars, except where otherwise stated
The following table summarizes information about stock options outstanding and exercisable at December 31, 2008:

		Options outstanding		Options exercisable
			Weighted		Weighted
		Weighted	average		average
		average	range of		range of
Range of		remaining	exercise		exercise	Accelerated
exercise	Number of	option life	price	Number of	price	price
prices	options	(years)	(in dollars)	options	(in dollars)	(in dollars)

$1.15 – $1.95	2,691,891	7.5	$1.23	—	$—	$—
$3.06 – $3.30	1,734,093	5.8	3.08	143,334	3.24	4.66
$3.31 – $3.77	875,500	6.6	3.50	724,500	3.52	5.03
$4.39 – $4.57	542,500	6.1	4.45	422,500	4.42	5.41

	5,843,984	6.7	$2.42	1,290,334	$3.78	$5.11

(c)	Restricted share units

The Company has established a Restricted Share Unit Plan for its directors and key executives. Under the terms of this plan, senior executives are eligible to incentive remuneration paid to them in the form of restricted share units (“RSUs”). Each RSU, once vested, entitles the holder to receive one common share of the Company. The fair value of RSUs is based on the market value of the Company’s shares on the day of the grant.

RSUs vest in accordance with terms determined by the Company, which may be based on, among other things, one or more of the following factors: (i) the return to shareholders with or without reference to other comparable businesses; (ii) the financial performance or results of the Corporation; (iii) other performance criteria relating to the Corporation; and (iv) the length of time of service by the participant. The performance terms that the Company may apply to RSUs are intended to strengthen the link between the Corporation’s performance and the value of the RSUs at the time that they are paid out. In some cases, RSUs may vest immediately, depending upon the purpose of the individual RSU grant and the intended compensation goal.

Compensation expense related to performance-based RSUs is based on management’s best estimate of the outcome of the performance conditions in accordance with CICA Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments.”

Changes in the number of outstanding RSUs during the year ended December 31, 2008 were as follows:

		Weighted average fair
	Number	value at grant date
	of shares	(in dollars)

Beginning of year	1,686,307	$3.20
Granted	755,785	1.05
Expired or cancelled	(163,072)	(3.11)

End of year	2,279,020	$2.94

(d)	Deferred share unit plan

The Company has established a deferred share unit (“DSU”) plan for its directors. Under the terms of this plan, directors may elect to receive their annual cash remuneration in DSUs, cash or a combination thereof. Each DSU initially has a value equivalent to the Company’s weighted average share price on the TSX, during the 10 consecutive trading days prior to the issuance date of the DSU. A director’s DSU account is credited with dividend equivalents in the form of additional DSUs when dividends are paid on common shares. A director may elect the date of redemption by filing an irrevocable written election with the Company no later than December 15 of the calendar year commencing immediately after the director’s termination date. The value will be paid by the Company as a lump sum in cash, equal to the fair value of the notional underlying common shares plus accrued dividend equivalents at that date, after deduction of applicable taxes and other source deductions required to be withheld. Liabilities related to this plan are recorded in “Accounts payable and accrued liabilities”. As at December 31, 2008, 646,119 DSUs were outstanding under this plan (2007 – 365,188 DSUs) and approximately $0.3 million was payable (2007 – $0.6 million).
CONSOLIDATED FINANCIAL STATEMENTS

2008 ANNUAL REPORT      97
Notes to Consolidated Financial Statements
Amounts expressed in millions of dollars, except where otherwise stated
24. Financial instruments
(a)	Financial risk management

Financial instruments of the Company consist primarily of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and long-term debt. Cash and cash equivalents are designated as held for trading and recorded at fair market values. Accounts receivable are designated as loans and receivables and are recorded at amortized cost. Accounts payable and accrued liabilities and long-term debt are designated as other liabilities and recorded at amortized cost. The Company has no non-derivative financial instruments classified as available for sale or held to maturity. Financial instruments of the Company also include derivatives which the Company uses to reduce its exposure to currency and price risk associated with its revenues, energy costs and long-term debt.

The Company has exposure to risk from its financial instruments, specifically credit risk, market risk (including currency, price and interest rate risk) and liquidity risk.

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board of Directors and Audit Committee have approved a policy to manage the risks from the use of derivatives. This policy provides objectives for, and limits on the use of derivatives. Derivative positions are reported to the Audit Committee quarterly. Management policies identify and analyze the risks, establish appropriate controls, place responsibilities and limits and provide for regular monitoring and reporting requirements. A Financial Risk Committee of management meets monthly to review outstanding positions and authorize ongoing or additional hedge placements under the policy. Periodic reviews of internal controls related to financial risk management are performed by internal audit.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. This risk derives principally from the Company’s receivables from customers and derivative counterparties.

Accounts receivable

The Company is exposed to credit risk on accounts receivable from its customers who are mainly in the newspaper publishing, commercial printing and paper manufacturing businesses. The Company manages its credit risk principally through credit policies, which include the analysis of the financial position of its customers and the regular review of their credit limits. The Company also subscribes to credit insurance for substantially all of its receivables, periodically purchases accounts receivable puts on certain customers, and obtains bank letters of credit for some export market customers.

Aging of receivables at December 31 were as follows:

	2008	2007

Trade receivables, gross
Current	$177.8	$164.8
Past due 1-30 days	24.5	29.7
Past due 31-90 days	4.0	2.0
Past due over 90 days	0.3	0.5

	206.6	197.0
Allowance for doubtful accounts	(3.2)	(2.8)

Trade receivables, net	203.4	194.2
Other receivables, including GST recoverables	18.3	18.9

Accounts receivable (note 12)	$221.7	$213.1

The movement in the allowance for doubtful accounts in respect of trade receivables during the years ended December 31 were as follows:

	2008	2007

Balance, beginning of year	$2.8	$3.1
Increase in provision	3.1	—
Utilized in the year	(2.7)	(0.3)

Balance, end of year (note 12)	$3.2	$2.8

CONSOLIDATED FINANCIAL STATEMENTS

98       2008 ANNUAL REPORT
Notes to Consolidated Financial Statements
Amounts expressed in millions of dollars, except where otherwise stated
The Company has experienced larger bad debt expense in 2008 as a result of deteriorating economic conditions and the difficult refinancing environment.

Derivatives

The Company is also exposed to credit risk with counterparties to the Company’s derivative financial instruments. The credit risk arises from the potential for a counterparty to default on its contractual obligations, and is limited to those contracts where the Company would incur a cost to replace a defaulted transaction. The Company manages this risk by diversifying through counterparties that are of strong credit quality, normally major financial institutions.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices and interest rates will affect the Company’s cash flows or the value of its financial instruments (e.g., fixed interest long-term debt).

Currency risk

The Company is exposed to the risk that future cash flows will fluctuate as substantially all of the Company’s sales and accounts receivable are denominated in U.S. dollars, while only a portion of its costs and payables are denominated in or referenced to U.S. dollars. The Company is also exposed to the fluctuations in the fair value of its debt denominated in U.S. dollars. The Company uses foreign currency options and forward contracts to partially hedge trade receivables and anticipated future sales denominated in foreign currencies as well as U.S. dollar denominated debt.

The Company’s hedging policy for anticipated sales and accounts receivable includes 33% to 67% of 0- to 12-month and 0% to 25% of 13- to 24-month U.S. dollar net exposure. Hedges are layered in over time, increasing the portion of sales or accounts receivable hedged as it gets closer to the expected date of the sale or collection of the account receivable.

The Company’s hedging policy for its U.S. dollar denominated debt includes 0% to 60% of U.S. dollar net exposure. Future U.S. dollar revenues also provide a partial natural hedge for U.S. dollar denominated debt.

Price risk

The Company’s policy allows for hedges of newsprint, pulp, and white top linerboard to be placed on anticipated sales and hedges of old newsprint to be placed on anticipated purchases. As well, hedges are placed on anticipated purchases at 10% to 70% of the net exposure for oil and natural gas. The outstanding hedge positions are not significant and the price risk associated with the Company’s commodity hedges, for pulp and white top linerboard outputs, is de minimus.

Interest rate risk

The fair value of the Company’s fixed rate debt or the future cash flows of variable rate debt or fixed-to-floating interest swaps may fluctuate because of changes in market interest rates. The Company policy is to keep the majority of its term debt on a fixed rate basis, but allow for the placing of some fixed-to-floating swaps at rates considered acceptable.

Sensitivity analysis for derivative positions and variable rate debt
			Effect from increase		Effect from decrease
			in rate or price		in rate or price
	Currency			Other		Other
	and notional	Change	Net	comprehensive	Net	comprehensive
	amount	in rate	earnings	income	earnings	income
As at December 31, 2008	($millions)	or price	($millions)	($millions)	($millions)	($millions)

Revenue hedges – currency risk (US$/C$)	US$570	5%	5.9	6.8	(6.4)	(7.4)
Revenue hedges – price risk (commodities)	US$11	5%	(0.4)	—	0.4	—
Oil and natural gas hedges – price risk (commodities)	C$4	5%	0.1	—	(0.1)	—
Old newspaper (“ONP”) hedges – price risk (commodities)	US$3	5%	0.1	—	(0.1)	—
U.S. debt hedges – currency risk (US$/C$)	US$190	10%	(6.1)	—	7.1	—
ABL Facility – interest risk (annualized)	C$60	100 bps	(0.4)	—	0.4	—

CONSOLIDATED FINANCIAL STATEMENTS

     2008 ANNUAL REPORT 99
Notes to Consolidated Financial Statements
Amounts expressed in millions of dollars, except where otherwise stated
Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due over the next 12 to 24 months, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company’s principal cash requirements are for interest payments on its debt, capital expenditures and working capital needs. The Company uses its operating cash flows, ABL Facility and cash balances to maintain its liquidity. Internal forecasts are regularly prepared that include earnings, capital expenditures, cash flows, cash or revolver drawings, and sensitivities for major assumptions. The internal forecasts include borrowing base availability and covenant compliance. The Company also monitors the maturities of its long-term debt and assesses refinancing costs and risks in deciding when to refinance debt in advance of its maturity.

(b)	Revenue risk management instruments Foreign currency options and forward contracts outstanding to sell U.S. dollars were as follows:

	Options
	Purchased US$ put		Sold US$ call		Forward contracts
		Average		Average		Average
		rate		rate		rate
Term	US$millions	US$/C$	US$millions	US$/C$	US$millions	US$/C$

As at December 31, 2008
0 to 12 months	$501	0.9553	$302	0.8810	$14	0.7805
13 to 24 months	55	0.9674	10	0.8877	—	—

	$556	0.9565	$312	0.8812	$14	0.7805

As at December 31, 2007
0 to 12 months	$496	0.9688	$106	0.9190	$47	1.0001
13 to 24 months	38	1.0355	—	—	—	—

	$534	0.9733	$106	0.9190	$47	1.0001

The effective portion of changes in the fair value of derivatives that qualify and are designated as cash flow hedges are deferred and recorded in AOCI, a component of shareholders’ equity. When the underlying transaction is recorded in earnings, the corresponding gain or loss on the hedged item is reclassified from AOCI to “Sales”. Any ineffective portion of a hedging derivative’s change in fair value and the portion that is excluded from the assessment of hedge effectiveness is recognized immediately in “Sales”. At December 31, 2008, instruments having a notional principal of US$425 million are designated as hedging instruments. At year-end exchange rates, the net amount the Company would pay to settle the above contracts and options is $26.9 million (December 31, 2007 – positive $32.9 million).

At December 31, 2008, commodity swap agreements are outstanding to fix the sales price of 3,500 metric tonnes of NBSK pulp within the next three months and 1,500 short tons of white top linerboard within the next six months. In addition, a commodity swap agreement to fix the sales price of newsprint and purchase price of ONP within the next eleven months is outstanding for 11,000 tonnes. These contracts are not designated as hedging instruments for accounting purposes and are reported at their fair value, which was $0.6 million at the end of the year (December 31, 2007 – negative $1.0 million).

(c)	Cost risk management instruments

	Options
		Sold		Purchased
		Average		Average
	GJ	rate	GJ	rate
Term	(millions)	C$/GJ	(millions)	C$/GJ

As at December 31, 2008	0.5	$7.63	0.5	$8.00

As at December 31, 2007	0.6	$6.07	1.0	$7.98

CONSOLIDATED FINANCIAL STATEMENTS

100      2008 ANNUAL REPORT
Notes to Consolidated Financial Statements
Amounts expressed in millions of dollars, except where otherwise stated
The above instruments are not designated as hedging instruments for accounting purposes. At period-end contract rates, the net amount the Company would pay to settle these commodity contracts is $0.8 million (December 31, 2007 – $0.2 million).

The Company had no oil contracts and options outstanding at December 31, 2008. Oil contracts and options outstanding at December 31, 2007 were not significant.

At December 31, 2008, commodity swap agreements to fix the purchase price of ONP within the next ten months are outstanding for 40,000 tonnes. These contracts are not designated as hedging instruments for accounting purposes and are reported at their fair value, which was negative $0.9 million at the end of the year. The Company had no such swap agreements outstanding at December 31, 2007.

(d)	Long-term debt risk management instruments

The Company is party to forward foreign currency contracts or options to acquire U.S. dollars totalling US$190 million (December 31, 2007 – US$228 million) over a six-year period at rates averaging US$/C$0.9334. These instruments are not designated as hedging instruments for accounting purposes, and are included in “Other assets” on the balance sheet at their fair value. Settlements and changes in fair value are recognized in “Foreign exchange gain (loss) on long-term debt”. At period-end exchange rates, the net amount the Company would receive to settle these contracts is $34.2 million (December 31, 2007 – negative $5.4 million).

(e)	Interest rate swaps The Company has no fixed-to-floating interest rate swaps outstanding at December 31, 2008.

During the year ended December 31, 2008, the Company unwound its fixed-to-floating interest rate swap contracts for notional US$80 million for proceeds of $7.6 million. The effective portion of changes in the fair value of these derivatives was netted in “Long-term debt” and the ineffective portion was recognized in “Interest expense, net”.

(f)	Fair value of financial instruments

The carrying value of the Company’s other financial instruments, namely cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of the short-term maturity of these instruments.
25. Related party transactions
Related parties include Third Avenue Management LLC (“TAM”), which has control or direction over a significant number of the Company’s common shares since October 2006. In 2008, TAM acquired an additional 59,856,422 common shares in connection with the rights offering related to the acquisition of Snowflake. The Company did not undertake any transactions with TAM during the year ended December 31, 2007.
Related parties also included Norske Skogindustrier ASA (“Norske Skog”), together with its subsidiaries and affiliates, up to February 16, 2006 when Norske Skog disposed of its 29.4% interest in the Company.
Transactions or balances with these related parties not otherwise disclosed in these financial statements were as follows:

	2008	2007	2006

Norske Skog
Selling, general and administrative	$—	$—	$0.2

In prior years, the Company acquired from wholly-owned subsidiaries of Fletcher Challenge Limited, now subsidiaries of Norske Skog, companies with tax losses. The purchase price of these companies is subject to adjustment under certain conditions. At December 31, 2008, there was no outstanding balance with respect to such adjustments (2007 – $nil; 2006 – $nil). During 2006, the Company collected $4.3 million in respect of the adjustments.
The Company undertakes certain transactions with companies affiliated with its directors. These transactions are in the normal course of business and are on the same terms as those accorded to third parties. During 2008, the Company paid aggregate fees of approximately $10.0 million (2007 – $8.7 million; 2006 – $0.4 million) primarily for obligations under a building lease, for services related to trucking chips and sawdust, and for other consulting services to companies affiliated with directors of the Company. In addition, the Company paid $nil (2007 – $0.7 million; 2006 – $3.9 million) primarily for chemicals used in the manufacturing process to a company affiliated with a former officer and director of the Company.
CONSOLIDATED FINANCIAL STATEMENTS

     2008 ANNUAL REPORT       101
Notes to Consolidated Financial Statements
Amounts expressed in millions of dollars, except where otherwise stated
26. Commitments
(a)	The Company has entered into operating leases for property, plant and equipment. The minimum future payments under various operating leases in each of the years ended December 31 are as follows:

2009	$10.3
2010	9.0
2011	8.4
2012	6.1
2013	5.7
Subsequent years	28.0

$67.5

The total lease expense amounted to $11.9 million in 2008 (2007 – $12.3 million; 2006 – $13.0 million).

(b)	The Company has entered into a six-year take-or-pay contract for the purchase of recycled paper used in the production of its paper products. The agreement, effective May 1, 2006, provides for minimum purchase quantities of recycled paper and prices are based on market rates at the beginning of each month. Total purchases in 2008 amounted to $2.4 million (2007 – $2.1 million). At current market rates, the Company is expected to pay approximately $1.9 million per year for the duration of the contract.
27. Guarantees and indemnities
The Company has, over time, provided various indemnities with respect to tax, environment, and employment liabilities, as well as general representations and warranties on sales of portions of its business, acquisitions, and commodity contracts. Significant existing indemnities are as follows:
(a)	The Company sold a portion of its operations in June 2001. In this regard, the Company provided a 10-year environmental indemnity with a maximum liability to the Company of $12.5 million. This liability has subsequently been reduced by expenditures related to certain decommissioning projects. The Company provided a tax indemnity, which continues while the relevant tax years of the indemnified parties remain open to audit.

(b)	In connection with the acquisition of the Company’s paper recycling operation in December 2003, the Company has provided indemnities with respect to representations and warranties related to general corporate matters and to the shares that have been issued to the vendors. Liability under these indemnities expired in November 2008, except that the indemnity related to title to the shares does not expire. The Company does not expect any significant claims with respect to this indemnity. The Company has also provided indemnities with respect to general environmental matters under its lease of the land and buildings. The Company has agreed to indemnify the landlord for all costs, claims and damages related to any release by the Company of any hazardous substances on the property or the breach by the Company of its environmental covenants under the lease or any environmental laws. This indemnity is indefinite and survives after the lease is terminated. The Company is not liable for pre-existing environmental conditions.

(c)	The Company has entered a building lease agreement whereby it has agreed to continue making the prescribed lease payments directly to the financial institution holding the mortgage on the building in the event the lessor is no longer able to meet its contractual obligations (note 5). As at December 31, 2008, the value of the mortgage was $9.6 million (2007 – $10.6 million). This agreement does not increase the Company’s liability beyond the obligation under the building lease.
CONSOLIDATED FINANCIAL STATEMENTS

102      2008 ANNUAL REPORT
Notes to Consolidated Financial Statements
Amounts expressed in millions of dollars, except where otherwise stated
28. Contingent liabilities
In the normal course of its business activities, the Company is subject to a number of claims and legal actions that may be made by customers, suppliers and others. While the final outcome with respect to actions outstanding or pending as at December 31, 2008, cannot be predicted with certainty, the Company believes an adequate provision has been made, or the resolution will not have a material effect on the Company’s consolidated financial position, earnings or cash flows.
The Company is party to a 20-year Energy Services Agreement with Island Cogeneration No. 2 Inc. (“ICP”), the owner of a cogeneration facility at the Company’s Elk Falls mill site. The agreement has a minimum take-or-pay obligation in respect of steam, subject to terms, which obligation became operative in 2001. Due to the unavailability of sawdust fibre from the Company’s traditional sources of supply in British Columbia, which led to the closure of the Elk Falls pulp and white top linerboard operation in November 2008, the Company is currently unable to take steam from the ICP facility. Accordingly, the Company declared force majeure by notice to ICP effective November 30, 2008. ICP has disputed the force majeure declaration (which applied to the period following the closure of the pulp mill as well as prior periods in the year during which sawdust fibre was unavailable) and has filed an arbitration notice indicating its intention to arbitrate the issue. The arbitration schedule is not yet known, however the arbitration hearing may commence at some point in the latter part of 2009. Under the agreement, the Company has certain obligations to attempt to counter its inability to take the steam and it is exploring possible alternatives in this regard. The proceedings are in their early stages and the Company has not recorded a liability for this contingency since the likelihood and amount of any potential liability cannot be reasonably estimated. Should the ultimate resolution differ from the Company’s assessment, a material adjustment to the Company’s financial position and the results of its operations could result. The Company expects in any event to incur significant legal fees in connection with this matter. As at December 31, 2008, the Company estimates that the cost of the steam that it has been unable to take due to the force majeure event was approximately $4 million. The Company estimates that the monthly cost of the steam that it is unable to take due to the force majeure event is approximately $1.0 million to $1.5 million.
29. Accounting policy developments
In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets” which replaced existing Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development”. The new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The Company does not have any goodwill and intangible assets on its balance sheet and as such does not expect this standard to have an impact on the Company’s consolidated financial statements.
In February 2008, the Canadian Accounting Standards Board confirmed its decision requiring all publicly accountable entities to report under International Financial Reporting Standards (“IFRS”). This decision establishes standards for financial reporting with the aim of consistency in the global marketplace. These standards are effective for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. The Company has completed an initial scoping phase which involves performing a high-level impact assessment to identify key areas that may be impacted by the transition to IFRS and the major areas where significant complexities or key decisions are required by management prior to implementation. Detailed assessment of significant differences is provided in the Company’s 2008 annual Management’s Discussion and Analysis. As an alternative, the Company is also considering the implications of a transition to U.S. GAAP and expects to make a final determination during 2009.
CONSOLIDATED FINANCIAL STATEMENTS

2008 ANNUAL REPORT      103
Notes to Consolidated Financial Statements
Amounts expressed in millions of dollars, except where otherwise stated
30. Reconciliation of Canadian and United States generally accepted accounting principles
The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ in some respects from U.S. GAAP. The following are the significant differences in accounting principles as they pertain to the consolidated earnings and consolidated balance sheets:
Net earnings adjustments
The following table provides a reconciliation of the net earnings (loss) for the years ended December 31 from Canadian GAAP to U.S. GAAP:

	2008	2007	2006

Net earnings (loss) as reported under Canadian GAAP	$(221.1)	$(31.6)	$(15.9)
U.S. dollar revenue hedges (a)	—	—	(9.4)
U.S. dollar long-term debt hedges (b)	—	—	(0.7)
Fixed-to-floating interest swaps (c)	—	—	(0.8)
Foreign exchange gain (loss) on hedge of net investment (d)	2.4	—	—
Income tax impact effect of rate change	(1.1)	(4.9)	1.1

Net earnings (loss) in accordance with U.S. GAAP	(219.8)	(36.5)	(25.7)
Other comprehensive income:
Other comprehensive income in accordance with Canadian GAAP (e)	(18.5)	14.3	—
Reclass of amortization of employee future benefits included in pension cost, net of future income taxes of $3.6 million (2007 – $5.1 million)	10.3	13.9	—
Employee future benefits liability adjustment, net of future income taxes of $8.1 million (2007 – $2.2 million)	22.8	(5.8)	—
Minimum pension liability adjustment, net of future income taxes of $nil (2006 – $3.6 million) (e)	—	—	7.9
Reclassification of effective portion of U.S. dollar hedges on de-designation, net of future income taxes of $nil (2006 – $5.2 million) (a)	—	—	(11.3)
Effective portion of U.S. dollar revenue hedges, net of future income taxes of $nil (2006 – $2.8 million) (a)	—	—	6.1

Comprehensive income (loss) in accordance with U.S. GAAP	$(205.2)	$(14.1)	$(23.0)

Basic and diluted net earnings (loss) per share in accordance with U.S. GAAP (in dollars)	(0.65)	(0.17)	(0.12)
Basic and diluted weighted average number of shares in accordance with U.S. GAAP (in millions)	336.1	214.7	214.6

CONSOLIDATED FINANCIAL STATEMENTS

104      2008 ANNUAL REPORT
Notes to Consolidated Financial Statements
Amounts expressed in millions of dollars, except where otherwise stated
The following table presents the consolidated statements of earnings under Canadian and U.S. GAAP:

Years ended December 31,	2008		2007		2006
	Canadian	U.S.	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP

Sales	$1,849.4	$1,849.4	$1,714.6	$1,714.6	$1,882.5	$1,873.2

Operating expenses
Cost of sales	1,613.0	1,613.0	1,574.6	1,574.6	1,609.3	1,609.3
Selling, general and administrative	46.9	46.9	48.3	48.3	62.2	62.2
Restructuring and change-of-control	30.1	30.1	64.7	64.7	—	—
Amortization	165.8	165.8	176.4	176.4	183.7	183.7
Impairment	151.0	151.0	—	—	23.4	23.4

	2,006.8	2,006.8	1,864.0	1,864.0	1,878.6	1,878.6

Operating earnings (loss)	(157.4)	(157.4)	(149.4)	(149.4)	3.9	(5.4)
Interest expense, net	(75.0)	(75.0)	(70.7)	(70.7)	(73.8)	(74.6)
Foreign exchange gain (loss) on long-term debt	(82.2)	(82.2)	103.9	103.9	(0.3)	(1.0)
Other income (expense), net	2.5	4.9	(15.3)	(15.3)	1.8	1.8

Earnings (loss) before income taxes and non-controlling interest	(312.1)	(309.7)	(131.5)	(131.5)	(68.4)	(79.2)
Income tax recovery	(91.8)	(90.7)	(100.0)	(95.1)	(54.0)	(55.0)

Net earnings (loss) before non-controlling interest	(220.3)	(219.0)	(31.5)	(36.4)	(14.4)	(24.2)
Non-controlling interest	(0.8)	(0.8)	(0.1)	(0.1)	(1.5)	(1.5)

Net earnings (loss)	$(221.1)	$(219.8)	$(31.6)	$(36.5)	$(15.9)	$(25.7)

Other comprehensive income	(18.5)	14.6	14.3	22.4	—	2.7

Comprehensive income (loss)	$(239.6)	$(205.2)	$(17.3)	$(14.1)	$(15.9)	$(23.0)

Basic and diluted earnings (loss) per share (in dollars)	$(0.66)	$(0.65)	$(0.15)	$(0.17)	$(0.07)	$(0.12)
Weighted average common shares outstanding (in millions)	336.1	336.1	214.7	214.7	214.6	214.6

CONSOLIDATED FINANCIAL STATEMENTS

2008 ANNUAL REPORT      105
Notes to Consolidated Financial Statements
Amounts expressed in millions of dollars, except where otherwise stated
Balance sheet adjustments
The following table provides a reconciliation of the consolidated balance sheet components at December 31 from Canadian GAAP to U.S. GAAP:

	2008	2007

Property, plant and equipment – Canadian GAAP	$1,852.0	$1,912.8
Foreign exchange gain (loss) on hedge of net investment (d)	2.4	—

Property, plant and equipment – U.S. GAAP	$1,854.4	$1,912.8

Other assets – Canadian GAAP	$100.5	$54.8
Employee future benefits (e)	(30.8)	(17.1)
Deferred financing costs (g)	11.2	14.4

Other assets – U.S. GAAP	$80.9	$52.1

Long-term debt – Canadian GAAP	$882.9	$784.6
Deferred financing costs (g)	11.2	14.4

Long-term debt – U.S. GAAP	$894.1	$799.0

Employee future benefits – Canadian GAAP	$226.6	$211.7
Employee future benefits (e)	36.6	95.1

Employee future benefits – U.S. GAAP	$263.2	$306.8

Future income taxes – Canadian GAAP	$66.8	$154.2
Tax effect of employee future benefits adjustment (e)	(25.9)	(37.6)
Tax effect of other adjustments	8.4	7.3

Future income taxes – U.S. GAAP	$49.3	$123.9

Shareholders’ equity – Canadian GAAP	$870.0	$988.6
Foreign exchange gain (loss) on hedge of net investment (d)	2.4	—
Employee future benefits (e)	(67.4)	(112.2)
Tax effect of employee future benefits adjustment (e)	25.9	37.6
Tax effect of other adjustments	(8.4)	(7.3)

Shareholders’ equity – U.S. GAAP	$822.5	$906.7

The following table provides a reconciliation of accumulated other comprehensive income at December 31 from Canadian GAAP to U.S. GAAP:

	2008	2007

Accumulated other comprehensive income – Canadian GAAP	$(4.9)	$13.6
Employee future benefits – adoption of FAS 158	(41.5)	(74.6)

Accumulated other comprehensive income (loss) – U.S. GAAP	$(46.4)	$(61.0)

CONSOLIDATED FINANCIAL STATEMENTS

106      2008 ANNUAL REPORT
Notes to Consolidated Financial Statements
Amounts expressed in millions of dollars, except where otherwise stated
The following table presents the consolidated balance sheets under Canadian and U.S. GAAP:

As at December 31,	2008		2007
	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP

Assets
Current assets
Cash and cash equivalents	$5.0	$5.0	$—	$—
Accounts receivable	221.7	221.7	213.1	213.1
Inventories	211.4	211.4	235.7	235.7
Prepaids and other	32.8	32.8	40.7	40.7

	470.9	470.9	489.5	489.5
Property, plant and equipment	1,852.0	1,854.4	1,912.8	1,912.8
Other assets	100.5	80.9	54.8	52.1

	$2,423.4	$2,406.2	$2,457.1	$2,454.4

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$269.4	$269.4	$268.2	$268.2
Current portion of long-term debt	75.8	75.8	1.2	1.2

	345.2	345.2	269.4	269.4
Long-term debt	882.9	894.1	784.6	799.0
Employee future benefits	226.6	263.2	211.7	306.8
Other long-term obligations	13.3	13.3	26.9	26.9
Future income taxes	66.8	49.3	154.2	123.9
Deferred credits	18.6	18.6	21.7	21.7

	1,553.4	1,583.7	1,468.5	1,547.7

Shareholders’ equity
Share capital	1,035.0	1,035.0	913.9	913.9
Contributed surplus	14.6	14.6	12.1	12.1
Retained earnings	(174.7)	(180.7)	49.0	41.7
Accumulated other comprehensive income (loss)	(4.9)	(46.4)	13.6	(61.0)

	870.0	822.5	988.6	906.7

	$2,423.4	$2,406.2	$2,457.1	$2,454.4

CONSOLIDATED FINANCIAL STATEMENTS

2008 ANNUAL REPORT      107
Notes to Consolidated Financial Statements
Amounts expressed in millions of dollars, except where otherwise stated
(a)	U.S. dollar revenue hedges
Effective January 1, 2007, the Company adopted the new Canadian accounting standards that require entities to record its derivatives at fair value. Changes in the fair value of designated contracts, during the period of designation, are recorded in other comprehensive income, net of tax, until the hedged item is recognized. Changes in the fair value of undesignated contracts are recognized in income. Prior to January 1, 2007, under Canadian GAAP, translation gains and losses on foreign currency options and forward contracts to sell foreign currencies that were designated as hedges were recognized concurrently with the hedged revenue in “Sales”. The adoption of new Canadian standards have eliminated this difference.
(b)	U.S. dollar long-term debt hedges
Under Canadian GAAP, prior to January 1, 2004, the Company designated foreign currency contracts related to its U.S. dollar debt as hedges. The forward premium or discount on forward foreign currency contracts used to hedge the U.S. dollar long-term debt was amortized to interest expense over the term of the forward contract. Effective January 1, 2004, foreign currency contracts related to U.S. dollar debt are not designated as hedges. Under U.S. GAAP, the Company does not account for such contracts as hedges of long-term debt and recognizes the foreign currency contracts on a fair value basis at each reporting period. The adoption of new Canadian standards on January 1, 2007 eliminated this difference.
(c)	Fixed-to-floating interest swaps
Effective January 1, 2007, the Company adopted the new Canadian accounting standards that recognize the unrealized gains and losses on interest rate swap contracts in the financial statements. The ineffectiveness of the hedge is quantified, and the ineffective portion of the changes in fair value is recorded in interest expense. Prior to January 1, 2007, unrealized gains and losses on interest rate swap contracts designated as hedges were not recognized in the financial statements under Canadian GAAP. The adoption of new Canadian standards have eliminated this difference.
(d)	Foreign exchange on hedge of net investment
Under Canadian GAAP, the Company designated a forward contract as a hedge of the purchase price on the acquisition of the Snowflake mill. The foreign exchange gain was accounted for as a reduction of the net investment. Under U.S. GAAP, the Company has eliminated the GAAP difference by recognizing the foreign exchange gain in earnings.
(e)	Employee future benefits
Effective December 31, 2006, the Company adopted Financial Accounting Standards (“FAS”) No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans”. This statement requires the recognition of the overfunded or underfunded status of a defined benefit post-retirement plan as an asset or liability in the balance sheet and changes in that funded status in the year in which the changes occur through comprehensive income. This new standard replaced the U.S. GAAP requirement to recognize an additional minimum pension liability in cases where the accumulated benefit obligation exceeded the market value of plan assets. The portion of this additional liability that related to unrecognized prior service cost was recognized as an intangible asset while the remainder was charged to comprehensive income (loss). There is no change in the calculation of the pension and other employee future benefits expense. Canadian GAAP has no such requirement.
(f)	Comprehensive income
Statement of FAS No. 130, “Reporting Comprehensive Income”, requires that a company classify items of other comprehensive income in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the balance sheet. The concept of comprehensive income exists under Canadian GAAP, but applies to fiscal years beginning on or after October 1, 2006 and applies to the Company commencing in its 2007 fiscal year.
(g)	Debt issue costs
Effective January 1, 2007, on adoption of the new Canadian accounting standards, the Company netted its debt issue costs associated with its senior notes against the carrying value of debt. Under U.S. GAAP, debt issue costs are reported in the balance sheet as deferred charges.
CONSOLIDATED FINANCIAL STATEMENTS

108      2008 ANNUAL REPORT
Notes to Consolidated Financial Statements
Amounts expressed in millions of dollars, except where otherwise stated
(h)	Future income taxes
On January 1, 2007, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes”. FIN 48 clarifies the accounting for uncertainty in income taxes and uses a more-likely-than-not threshold to determine recognition in the financial statements of an uncertain tax position. The more-likely-than-not threshold means that a benefit related to an uncertain tax position is recognized only when it is more-likely-than-not that the position will be sustained based on its technical merits and where there is a greater than 50 per cent likelihood that the position would be sustained if challenged by a tax authority. The tax position is measured as the largest amount of benefit that is greater than 50 per cent likely of being realized upon settlement. The unresolved uncertain tax positions must be reassessed at each balance sheet date based on these thresholds. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods and disclosure. FIN 48 is effective for fiscal years beginning after December 31, 2006.
The Company did not record any unrecognized tax benefits as a result of applying this interpretation.
A tabular reconciliation of the total amounts of unrecognized tax benefits at the beginning and end of 2008 is as follows:

Unrecognized tax benefits, beginning of year	$16.9
Increases – tax positions taken in prior periods	—
Decreases – tax positions taken in prior periods	(2.5)
Current period tax positions	—
Settlements	(2.6)
Lapse of statute of limitations	—
Decrease resulting from tax rate reduction	(0.1)

Unrecognized tax benefits, end of year	$11.7

The above balance, if recognized, would affect the Company’s effective tax rate. Total amount of interests and penalties related to the above amount is $nil.
In the normal course of business, the Company and its subsidiaries are subject to audits by the Canadian federal and provincial taxing authorities, by the U.S. federal and various state taxing authorities and by the taxing authorities in various foreign jurisdictions. All tax years up to and including December 31, 2002 have been audited by the Canadian federal taxing authorities. The Canadian federal taxing authorities are presently auditing the December 31, 2003, December 31, 2004, and December 31, 2005 taxation years of the Canadian entities. The Company is not currently under audit by the U.S. Internal Revenue Service, by any U.S. state taxing authority or by any foreign taxing authority. The U.S. federal statute of limitations for pre-2005 tax years expired on September 15, 2008.
(i)	Shareholders’ equity
Accumulated other comprehensive income is recorded as a separate component of shareholders’ equity under U.S. GAAP. The concept of accumulated other comprehensive income exists under Canadian GAAP, but applies to fiscal years beginning on or after October 1, 2006 and applies to the Company commencing in its 2007 fiscal year.
(j)	Consolidated cash flows
Under U.S. GAAP, the consolidated cash flows would not be significantly different from the presentation under Canadian GAAP, except that U.S. GAAP does not allow sub-totals within cash flows provided by operations.
(k)	Changes in accounting policies
Fair value measurement

FASB issued FAS 157, “Fair Value Measurement”, which clarifies the definition of “fair value” applicable under all United States accounting standards, with some limited exceptions. The standard establishes a single definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. The objective of the standard is to increase consistency, reliability and comparability in fair value measurements, and to enhance disclosures to help users of financial statements assess the effects of the fair value measurements used in financial reporting. The framework provides a hierarchy for reliably determining fair value based on the definition in the standard. This standard is effective November 1, 2008. For the year ended December 31, 2008, the Company has adopted this standard under Canadian GAAP and as a result there is no difference.
CONSOLIDATED FINANCIAL STATEMENTS

2008 ANNUAL REPORT      109
Notes to Consolidated Financial Statements
Amounts expressed in millions of dollars, except where otherwise stated
FASB issued FAS 159, “Fair Value Option for Financial Assets and Liabilities”, which allows entities to elect fair value accounting to certain financial assets and liabilities. The adoption of this standard had no impact on the Company’s consolidated financial statements.
FASB issued FAS 140-e, “Disclosure About Transfers of Financial Assets and Interests in Variable Interest Entities”, that requires additional disclosures relating to retained interest in financial assets and provides guidance on how a primary beneficiary is determined as a VIE. The adoption of this standard had no impact on the Company’s consolidated financial statements.
(l)	Changes in future accounting policies
FASB has issued the following announcements:
(i)	FAS 141R – “Business Combinations”, provides new guidance on accounting for business combinations, on how entities should approach financial planning and reporting around business combinations. This will require entities to be more transparent in demonstrating the values of assets and liabilities. This standard is effective for fiscal years beginning after December 15, 2008.

(ii)	FAS 160 – “Non-controlling Interests in Consolidated Financial Statements”, has been issued to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing specific accounting and reporting standards. This standard is effective for fiscal years beginning on or after December 15, 2008

(iii)	FAS 161 – “Disclosures About Derivative Instruments and Hedging Activities”. This standard requires enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. The standard is effective for fiscal years beginning after November 15, 2008.
CONSOLIDATED FINANCIAL STATEMENTS

110      2008 ANNUAL REPORT
Consolidated Statements of Earnings

Years ended December 31
(In millions of dollars)	2008	2007	2006	2005	2004	2003	2002	2001

Sales	$1,849.4	$1,714.6	$1,882.5	$1,823.9	$1,878.2	$1,820.5	$1,704.0	$1,561.1
Operating expenses
Cost of sales	1,613.0	1,574.6	1,609.3	1,604.3	1,674.9	1,687.5	1,582.1	1,286.6
Selling, general and administrative	46.9	48.3	62.2	57.7	50.5	54.7	65.3	63.6
Restructuring and change-of-control	30.1	64.7	—	6.7	—	—	—	—
Amortization	165.8	176.4	183.7	180.3	184.1	189.9	178.5	131.2
Impairment	151.0	—	23.4	—	—	—	—	—

	2,006.8	1,864.0	1,878.6	1,849.0	1,909.5	1,932.1	1,825.9	1,481.4

Operating earnings (loss)	(157.4)	(149.4)	3.9	(25.1)	(31.3)	(111.6)	(121.9)	79.7
Interest expense, net	(75.0)	(70.7)	(73.8)	(75.7)	(74.9)	(75.0)	(76.2)	0.9
Foreign exchange gain (loss) on long-term debt	(82.2)	103.9	(0.3)	24.7	53.5	58.2	12.3	(17.1)
Write-down of property, plant and equipment	—	—	—	—	—	(14.2)	—	—
Loss on repayment of long-term debt	—	—	—	—	(5.2)	—	—	—
Other income (expense), net	2.5	(15.3)	1.8	4.5	1.2	(3.9)	(13.3)	(40.2)

Earnings (loss) before income taxes and non-controlling interest	(312.1)	(131.5)	(68.4)	(71.6)	(56.7)	(146.5)	(199.1)	23.3
Income tax recovery	(91.8)	(100.0)	(54.0)	(46.6)	(28.1)	(62.0)	(75.8)	(21.2)

Net earnings (loss) before non-controlling interest	(220.3)	(31.5)	(14.4)	(25.0)	(28.6)	(84.5)	(123.3)	44.5
Non-controlling interest	(0.8)	(0.1)	(1.5)	(0.6)	—	—	—	—

Net earnings (loss)	$(221.1)	$(31.6)	$(15.9)	$(25.6)	$(28.6)	$(84.5)	$(123.3)	44.5

Other comprehensive income (loss) [1]	(18.5)	14.3	—	—	—	—	—	—

Comprehensive income (loss) [1]	$(239.6)	$(17.3)	$(15.9)	$(25.6)	$(28.6)	$(84.5)	$(123.3)	44.5

1	Effective January 1, 2007, the Company adopted the new CICA Section 3855, “Financial Instruments – Recognition and Measurement”, Section 1530, “Comprehensive Income”, Section 3865, “Hedges”, Section 3861, “Financial Instruments – Disclosure and Presentations” and Section 3251, “Equity”. These standards introduce new requirements for recognition, measurement and disclosure of financial instruments, when and how hedge accounting may be applied, establishes the concept of comprehensive income and rules for operating it, and establishes rules for the presentation of equity and changes in equity. Prior period financial statements are not revised for the adoption of these new standards.
SUPPLEMENTARY INFORMATION

2008 ANNUAL REPORT      111
Consolidated Balance Sheets

As at December 31
(In millions of dollars)	2008	2007	2006	2005	2004	2003	2002	2001

Assets
Current assets
Cash and cash equivalents	$5.0	$—	$35.5	$—	$26.0	$—	$—	$104.8
Marketable securities	—	—	—	—	—	—	—	34.4
Accounts receivable	221.7	213.1	277.9	246.7	236.8	238.2	279.1	309.2
Inventories	211.4	235.7	245.0	245.7	258.1	235.9	242.7	230.5
Prepaids and other	32.8	40.7	15.4	24.1	24.6	21.9	9.2	4.1

	470.9	489.5	573.8	516.5	545.5	496.0	531.0	683.0
Property, plant and equipment	1,852.0	1,912.8	2,023.1	2,139.3	2,172.9	2,290.2	2,326.6	2,416.4
Other assets	100.5	54.8	44.4	44.9	32.8	36.7	47.1	60.4

	$2,423.4	$2,457.1	$2,641.3	$2,700.7	$2,751.2	$2,822.9	$2,904.7	$3,159.8

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$269.4	$268.2	$291.5	$278.6	$284.8	$266.6	$303.0	$303.5
Current portion of long-term debt	75.8	1.2	1.8	0.8	0.7	0.7	0.7	10.7

	345.2	269.4	293.3	279.4	285.5	267.3	303.7	314.2
Long-term debt	882.9	784.6	858.7	866.5	828.4	850.9	891.6	1,163.9
Employee future benefits	226.6	211.7	187.2	171.6	165.2	183.5	163.7	133.6
Other long-term obligations	13.3	26.9	23.3	33.5	63.6	61.2	7.9	11.1
Future income taxes/ deferred credits	85.4	175.9	273.0	330.0	365.7	390.8	413.1	500.5

	1,553.4	1,468.5	1,635.5	1,681.0	1,708.4	1,753.7	1,780.0	2,123.3

Shareholders’ equity
Share capital	1,035.0	913.9	913.6	913.6	913.6	913.6	884.6	673.1
Contributed surplus	14.6	12.1	9.3	7.3	4.8	—	—	—
Retained earnings (deficit)	(174.7)	49.0	82.9	98.8	124.4	155.6	240.1	363.4
Accumulated other comprehensive income (loss)[1]	(4.9)	13.6	—	—	—	—	—	—

	870.0	988.6	1,005.8	1,019.7	1,042.8	1,069.2	1,124.7	1,036.5

	$2,423.4	$2,457.1	$2,641.3	$2,700.7	$2,751.2	$2,822.9	$2,904.7	$3,159.8

1	Effective January 1, 2007, the Company adopted the new CICA Section 3855, “Financial Instruments – Recognition and Measurement”, Section 1530, “Comprehensive Income”, Section 3865, “Hedges”, Section 3861, “Financial Instruments – Disclosure and Presentations” and Section 3251, “Equity”. These standards introduce new requirements for recognition, measurement and disclosure of financial instruments, when and how hedge accounting may be applied, establishes the concept of comprehensive income and rules for operating it, and establishes rules for the presentation of equity and changes in equity. Prior period financial statements are not revised for the adoption of these new standards.
SUPPLEMENTARY INFORMATION

112      2008 ANNUAL REPORT
Consolidated Statements of Cash Flows

Years ended December 31
(In millions of dollars)	2008	2007	2006	2005	2004	2003	2002	2001

Cash flows provided (used) by:
Operations
Net earnings (loss)	$(221.1)	$(31.6)	$(15.9)	$(25.6)	$(28.6)	$(84.5)	$(123.3)	$44.5
Items not requiring (providing) cash
Amortization	165.8	176.4	183.7	180.3	184.1	189.9	178.5	131.2
Impairment or write-down on property, plant and equipment	151.0	—	23.4	—	—	14.2	—	—
Loss (gain) on disposal of property, plant and equipment	(0.4)	13.6	(1.1)	1.6	1.1	0.7	(0.3)	30.2
Future income taxes	(93.5)	(100.7)	(56.1)	(51.6)	(31.3)	(67.9)	(91.5)	(7.7)
Foreign exchange loss (gain) on long-term debt	82.2	(103.9)	0.3	(24.7)	(53.5)	(58.2)	(12.3)	17.1
Employee future benefits, excess of expense over funding	2.9	6.7	6.4	(0.2)	5.2	19.8	13.9	4.9
Increase (decrease) in other long-term obligations	(5.1)	7.5	0.9	(7.4)	(11.4)	(14.0)	(11.6)	—
Non-controlling interest	0.8	0.1	1.5	0.6	—	—	—	—
Lower of cost or market write-down of inventories	5.9	1.8	(2.0)	0.5	1.5	(1.0)	—	—
Other	22.3	(20.9)	(6.3)	(0.8)	(6.4)	(11.6)	8.5	14.8

	110.8	(51.0)	134.8	72.7	60.7	(12.6)	(38.1)	235.0
Changes in non-cash working capital	(35.1)	48.3	(7.6)	(12.0)	(25.9)	23.4	25.8	31.2

Cash flows provided (used) by operations	75.7	(2.7)	127.2	60.7	34.8	10.8	(12.3)	266.2

Investing
Acquisition of Snowflake newsprint mill	(169.8)	—	—	—	—	—	—	—
Acquisition of paper recycling business	—	—	—	—	—	(32.1)	—	—
Acquisition of Pacifica Papers Inc.	—	—	—	—	—	—	—	(74.1)
Additions to property, plant and equipment	(41.9)	(85.8)	(93.2)	(95.2)	(68.0)	(81.4)	(82.2)	(92.7)
Proceeds from sale of marketable securities	—	—	—	—	—	—	39.2	—
Proceeds from sale of property, plant and equipment	2.2	6.5	3.5	3.5	0.5	0.4	1.5	0.7
Proceeds from sale of Mackenzie pulp operation	—	—	—	—	—	—	—	103.8
Proceeds from termination of interest rate swaps	7.6	—	—	—	—	15.9	3.4	—
Purchase price adjustment	—	—	4.3	—	26.6	—	—	—
Decrease (increase) in other assets	(1.0)	(4.4)	(0.4)	(1.3)	(0.9)	1.1	(4.4)	1.6

Cash flows used by investing activities	(202.9)	(83.7)	(85.8)	(93.0)	(41.8)	(96.1)	(42.5)	(60.7)

SUPPLEMENTARY INFORMATION

2008 ANNUAL REPORT      113
Consolidated Statements of Cash Flows (continued)

Years ended December 31
(In millions of dollars)	2008	2007	2006	2005	2004	2003	2002	2001

Financing
Special distribution	—	—	—	—	—	—	—	(1,490.3)
Dividends paid	—	—	—	—	—	—	—	(37.2)
Repayment of revolving operating loan	(47.1)	—	—	—	—	—	—	—
Increase (decrease) in revolving loan and loan payable	60.1	47.0	(5.5)	6.4	(12.5)	(105.7)	119.1	—
Issue of long-term debt	—	—	—	—	333.1	212.7	—	768.7
Repayment of long-term debt	—	—	—	—	(266.1)	—	(386.7)	(240.9)
Premium and expenses on repayment of long-term debt	—	—	—	—	(15.0)	—	—	—
Increase (decrease) in other long-term debt	3.6	3.6	(0.4)	(0.2)	(0.3)	(0.3)	6.1	—
Issue of shares, net of share issue costs	121.1	0.3	—	—	—	(0.1)	208.1	—
Increase (decrease) in other long-term obligations	—	—	—	—	—	(15.7)	3.4	—
Deferred financing costs	(5.5)	—	—	0.1	(6.2)	(5.6)	—	(30.7)

Cash flows provided (used) by financing activities	132.2	50.9	(5.9)	6.3	33.0	85.3	(50.0)	(1,030.4)

Cash and cash equivalents, increase (decrease) in the year	5.0	(35.5)	35.5	(26.0)	26.0	—	(104.8)	(824.9)
Cash and cash equivalents, beginning of year	—	35.5	—	26.0	—	—	104.8	929.7

Cash and cash equivalents, end of year	$5.0	$—	$35.5	$—	$26.0	$—	$—	$104.8

SUPPLEMENTARY INFORMATION

114      2008 ANNUAL REPORT
Other Financial and Operational Information

Years ended December 31
(In millions of dollars,
except where otherwise stated)	2008	2007	2006	2005	2004	2003	2002	2001

Selected financial information
EBITDA [1,10]	$159.4	$27.0	$211.0	$155.2	$152.8	$78.3	$56.6	$210.9
EBITDA margin [2]	8.6%	1.6%	11.2%	8.5%	8.1%	4.3%	3.3%	13.5%
Weighted average common shares outstanding (in millions)	336.1	214.7	214.6	214.6	214.6	206.6	193.4	141.1
Basic and diluted earnings (loss) per share (in dollars)	$(0.66)	$(0.15)	$(0.07)	$(0.12)	$(0.13)	$(0.41)	$(0.64)	$0.32
Working capital [3]	$201.5	$221.3	$282.3	$237.9	$260.7	$229.4	$228.0	$379.5
Current assets to current liabilities [3]	1.36	1.83	1.97	1.85	1.92	1.86	1.75	2.25
Total debt to total capitalization [4,5]	52%	44%	46%	46%	44%	44%	44%	53%
Net debt to net capitalization [6,7]	52%	44%	45%	46%	43%	44%	44%	51%
Common shares outstanding at end of year (in millions)	381.8	214.7	214.6	214.6	214.6	214.6	205.9	174.8
Book value per share (in dollars)	$2.28	$4.60	$4.69	$4.75	$4.86	$4.98	$5.46	$5.93
Average spot rate (US$/CDN$) [8]	0.938	0.930	0.882	0.825	0.768	0.714	0.637	0.646

Share prices
High	$1.78	$4.31	$3.60	$4.26	$4.95	$6.06	$7.70	$11.89
Low	0.24	1.19	2.40	2.40	3.30	2.93	4.65	5.30
Close	0.30	1.57	3.55	3.07	3.77	4.17	5.45	6.80

Benchmark prices [9]
SC-A paper, 35 lb. (US$ per ton)	$866	$753	$788	$769	$713	$675	$669	$807
LWC paper, No. 5, 40 lb. (US$ per ton)	960	786	836	847	726	688	678	803
Telephone directory paper, 22.1 lb. (US$ per ton)	750	740	721	675	650	654	695	730
Newsprint 48.8 gsm, West Coast delivery (US $ per tonne)	687	579	649	600	544	493	456	578
NBSK pulp, Northern Europe delivery (US $ per tonne)	840	800	681	611	618	525	458	531
White top linerboard, 42 lb., Eastern U.S. delivery (US$ per ton)	750	697	673	608	591	547	570	594

Sales (000 tonnes)
Specialty printing papers	1,081	1,055	990	943	994	967	848	472
Newsprint	602	496	699	707	755	769	750	604
Pulp	507	603	626	603	528	539	493	669

1	EBITDA is a non-GAAP measure. Refer to the “Non-GAAP Measures” section in Management’s Discussion and Analysis.

2	EBITDA margin is defined as EBITDA as a percentage of sales.

3	Working capital and current assets to current liabilities, for these purposes, exclude current portion of long-term debt.

4	Total debt comprises long-term debt, including current portion.

5	Total capitalization comprises total debt and shareholders’ equity.

6	Net debt comprises total debt less cash on hand.

7	Net capitalization comprises net debt and shareholders’ equity.

8	Average spot rate is the average Bank of Canada noon spot rate over the reporting period.

9	Benchmark selling prices are sourced from RISI.

10	For EBITDA before specific items, refer to the “Non-GAAP Measures” section in Management’s Discussion and Analysis.
SUPPLEMENTARY INFORMATION

2008 ANNUAL REPORT      115
Corporate Information

Corporate office
Catalyst Paper Corporation
2nd Floor, 3600 Lysander Lane
Richmond, BC
V7B 1C3
Tel: 604-247-4400
www.catalystpaper.com
Nanaimo office
201 65 Front Street
Nanaimo, BC
V9R 5H9
Tel: 250-734-8000
Operations
Crofton Mill
PO Box 70
Crofton, BC
V0R 1R0
Tel: 250-246-6100
Elk Falls Mill
PO Box 2000
Campbell River, BC
V9W 5C9
Tel: 250-287-5200
Port Alberni Mill
4000 Stamp Avenue
Port Alberni, BC
V9Y 5J7
Tel: 250-723-2161
Powell River Mill
5775 Ash Avenue
Powell River, BC
V8A 4R3
Tel: 604-483-3722
Paper Recycling
1050 United Boulevard
Coquitlam, BC
V3K 6V4
Tel: 604-525-5734
Snowflake Mill
277 Spur North
PO Box 128
Snowflake, AZ 85937
USA
Tel: 928-536-4314
Surrey Distribution Centre
10555 Timberland Road
Surrey, BC
V3V 3T3
Tel: 604-953-0373
Investor information
Annual meeting
The annual meeting of shareholders will
be held on Wednesday, April 29, 2009
at 2 p.m. at the Delta Vancouver Airport
Hotel in Richmond, British Columbia.
Transfer agent and registrar
CIBC Mellon Trust Company
at its principal offices in
Vancouver and Toronto.
Auditors
KPMG LLP
Vancouver, BC
Share information
Common Shares
(symbol: CTL)
The Toronto Stock Exchange
Investor relations contacts
David Smales
Vice-President, Finance and
Chief Financial Officer
Tel: 604-247-4013
Lyn Brown
Vice-President, Corporate Relations
and Social Responsibility
Tel: 604-247-4713
Annual and quarterly reports
For copies of annual and
quarterly reports contact:
Tel: 604-247-4011
Fax: 604-247-0546
Sales and marketing
contacts
Catalyst Paper Corporation
2nd Floor
3600 Lysander Lane
Richmond, BC
V7B 1C3
Jim Bayles
Vice-President and General Manager
Newsprint, International Sales
and Containerboard
Tel: 604-247-4766
Fax: 604-247-0526
Peter Hart
Vice-President and General Manager
Pulp Sales
Tel: 604-247-4787
Fax: 604-247-0526
Catalyst Paper (USA) Inc.
2101 4th Avenue, Suite 1950
Seattle, WA 98121
USA
Tel: 206-838-2070
Tom Crowley
Senior Vice-President, Sales
and Marketing
Tel: 206-838-2014
Fax: 206-838-2071
Matthew Stapleton
Vice-President and General Manager
Specialty Papers
Tel: 206-838-2005
Fax: 206-838-2071
Paul Gordon
Vice-President and General Manager
Directory Papers
Tel: 817-488-9258
Fax: 817-488-9258

CORPORATE INFORMATION

116      2008 ANNUAL REPORT

Board of directors
Michel Desbiens, Chair
Beaconsfield, QC
Corporate Director
Richard Garneau
Vancouver, BC
President and Chief Executive Officer,
Catalyst Paper Corporation
Thomas S. Chambers
Vancouver, BC
President, Senior Partner Services Ltd.
Gary Collins
Vancouver, BC
Corporate Director
Bill Dickson
Vancouver, BC
Corporate Director
Benjamin C. Duster IV
Atlanta, GA
Senior Advisor, Watermark Advisors
Neal P. Goldman
New York, NY
Corporate Director
Denis Jean
Lac Megantic, QC
Corporate Director
Jeffrey Marshall
Toronto, ON
Chairman, Smith Marshall
Amit Wadhwaney
New York, NY
Portfolio Manager and Senior Research
Analyst, Third Avenue Management, LLC
Officers
Michel Desbiens
Chair of the Board
Richard Garneau
President and Chief Executive Officer
Brian Baarda
Vice-President, Operations
Steve Boniferro
Senior Vice-President, Human
Resources
Lyn Brown
Vice-President, Corporate Relations
and Social Responsibility
Tom Crowley
Senior Vice-President, Sales and
Marketing
Brian Johnston
Vice-President, Operations
Robert H. Lindstrom
Vice-President, Supply Chain
and Information Technology
Valerie Seager
Vice-President and General Counsel
David Smales
Vice-President, Finance and
Chief Financial Officer
Peter M. Staiger
Corporate Controller and Treasurer

CORPORATE INFORMATION

Production notes

Cover printed on 205 gsm Chromiumliner containing 100% certified wood fibre and produced at Catalyst’s Elk Falls mill in accordance with PricewaterhouseCoopers’ independent chain-of-custody certification standard.
Inside pages printed on 66.5 gsm Electracote Brite, containing 100% certified wood fibre and produced at Catalyst’s Port Alberni mill in accordance with PricewaterhouseCoopers’ independent chain-of-custody certification standard. Electracote is a lightweight coated product ideal for applications such as magazines, catalogue supplements and direct-mail advertising.
All of the paper on which this report is produced is Catalyst Cooled – paper manufactured with no net carbon emissions to the atmosphere.
Printed by Metropolitan Fine Printers Inc., Vancouver, British Columbia, using UV inks that comply with CONEG regulations for heavy metals, contain no alcohol, solvents, ammonia or formaldehyde; are completely recyclable and release virtually no volatile organic compounds into the environment.

designed and produced by smith + associates Please recycle.

Paper Facts
per report (302 g)

Inputs

Raw Fibre (g)	286

% certified sources	100

Filler (g)	45

Water (L)	22.4

Work (person secs)	2.9

Energy (Cal)	1709

% renewable	87

Emissions

Greenhouse gas (g)	43.1	*

Air Particulate (mg)	24.9

Effluent BOD (mg)	129.6

Solid waste (cm3)	22.3

*	Catalyst Cooled™ – offset to zero

Catalyst Paper Corporation
2nd Floor, 3600 Lysander Lane
Richmond, BC V7B 1C3
604-247-4400
www.catalystpaper.com